UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

Boulder Brands, Inc.

(Name of Subject Company)

Boulder Brands, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

101405108

(CUSIP Number of Class of Securities)

Timothy R. Kraft, Esq.

Chief Legal Officer and Corporate Secretary

1600 Pearl Street, Suite 300

Boulder, Colorado 80302

(303) 652-0521

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Philip Richter, Esq.

Matthew Soran, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Boulder Brands, Inc., a Delaware corporation (“Boulder Brands” or the “Company”). The address of Boulder Brands’ principal executive office is 1600 Pearl Street, Suite 300, Boulder, Colorado 80302. The telephone number at this address is (303) 652-0521.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is Boulder Brands’ common stock, par value $0.0001 per share (“Common Stock”). As of December 7, 2015 there were 63,116,425 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Information.

Name and Address.

Boulder Brands is the person filing this Schedule 14D-9 and is the subject company. The name, business address and business telephone number of Boulder Brands are set forth in Item 1 “Subject Company Information” above under the heading “Name and Address,” which information is incorporated by reference herein.

Tender Offer.

This Schedule 14D-9 relates to the cash tender offer by Slope Acquisition Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Pinnacle Foods Inc., a Delaware corporation (“Pinnacle”), to purchase all of the outstanding shares of Common Stock at a purchase price of $11.00 per share, net to the seller in cash without interest (the “Offer Price”), less any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, which together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Pinnacle and Purchaser with the United States Securities and Exchange Commission (the “SEC”) on December 9, 2015. The Offer to Purchase and Letter of Transmittal are Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are incorporated by reference herein.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will (i) immediately following the Expiration Date (as defined below), accept for payment all shares of Common Stock validly tendered and not validly withdrawn, prior to the Expiration Date (the time of such acceptance, the “Acceptance Time”) and (ii) as soon as practicable following the Expiration Date (and, in any event, no more than one business day after the Acceptance Time) pay for all such shares of Common Stock.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated November 24, 2015, by and among Purchaser, Pinnacle and Boulder Brands (as amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides that, among other things, at 9:00 a.m. (New York City time) on the date of, and as soon as possible following, the Acceptance Time (the “Closing Date”) and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged with and into Boulder Brands (the “Merger”), with Boulder Brands surviving the Merger as a wholly owned subsidiary of Pinnacle (the “Surviving Corporation”). The Merger will be effected under Section 251(h) of the DGCL, which provides that following consummation of a tender offer for any and all shares of a public corporation, and subject to certain statutory provisions, if the stock irrevocably accepted for purchase in the tender offer, plus the stock otherwise owned by the acquiror, equals at least the percentage of shares of each class of stock of the acquired corporation that would otherwise be required for the stockholders of the acquired corporation to adopt the Merger Agreement, and the non-tendering stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the acquired corporation. Accordingly, the Merger Agreement provides that the parties will effect the closing of the Merger without a vote of the stockholders of Boulder Brands in accordance with Section 251(h) of the DGCL on the Closing Date. At the time the Merger becomes effective (the “Effective Time”), all then outstanding shares of Common Stock (other than shares of Common Stock held in treasury, owned by Boulder Brands or any of its wholly owned subsidiaries or by Pinnacle or any of its subsidiaries, or shares of Common Stock held by stockholders who have validly exercised their appraisal rights under the DGCL) will be converted into the right to receive the Offer Price less any applicable withholding tax. See “Treatment of Equity-Based Awards under the Merger Agreement” under Item 3 below for a discussion of treatment of options to purchase shares of Common Stock (“Company Options”), restricted stock units that convey the right to receive shares of Common Stock (“Company RSUs”) and stock appreciation rights with respect to shares of Common Stock (“Company SARs”).

The Offer is initially scheduled to expire at 12:00 midnight (New York City time) on January 7, 2016, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (such date and time, as it may be so extended, the “Expiration Date”). The obligation of Purchaser to accept for payment and to pay for any shares of Common Stock validly tendered in the Offer and not withdrawn prior to the expiration of the Offer is subject to certain conditions, including (i) there having been validly tendered and not validly withdrawn prior to the expiration of the Offer that number of shares of Common Stock which, when added to the shares of Common Stock, if any, already owned by Pinnacle and its subsidiaries, but excluding, for the avoidance of doubt, any shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee, would represent at least a majority of the sum of (A) all shares of Common Stock then issued and outstanding and (B) all shares of Common Stock that Boulder Brands may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding in-the-money options, warrants or securities convertible or exchangeable into shares of Common Stock, or other in-the-money rights to acquire or be issued shares of Common Stock; (ii) the waiting period applicable to the purchase of shares of Common Stock pursuant to the Offer or the consummation of the Merger under the under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated; (iii) no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect that enjoins or otherwise prohibits the consummation of the Offer or the Merger; and (iv) other customary conditions. The Merger Agreement requires Boulder Brands to provide Pinnacle with certain customary financial and other information regarding Boulder Brands’ business, including, among other customary things, certain audited and unaudited financial statements. Upon the later of Boulder Brands providing this required financial information to Pinnacle and January 4, 2016, a “Bank Marketing Period” consisting of a period of at least ten (10) consecutive business days (excluding January 18, 2016 and February 15, 2016), or such shorter period specified by Pinnacle, will commence. Under the Merger Agreement if on the initial Expiration Date or any subsequent Expiration Date, each condition to the Offer has otherwise been satisfied or waived and the Bank Marketing Period shall not have ended on or prior to the immediately preceding business day, Purchaser will extend the Offer for one or more periods of up to five (5) business days until the Bank Marketing Period has ended (but not beyond March 23, 2016 or termination of the Merger Agreement).

Pinnacle has formed Purchaser for the purpose of making the Offer. As set forth in the Offer to Purchase, the principal executive offices of both Pinnacle and Purchaser are located at 399 Jefferson Road, Parsippany, NJ 07054 and the telephone number at such principal offices is (973) 541-6620.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and Letter of Transmittal, copies of which are Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Merger Agreement is summarized in Section 12 — “The Transaction Agreements – The Merger Agreement” of the Offer to Purchase. The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Boulder Brands has made information relating to the Offer available online at http://www.boulderbrands.com/ and Boulder Brands has filed this Schedule 14D-9 and Pinnacle and Purchaser have filed the Schedule TO with the SEC at the website maintained by the SEC at www.sec.gov.

For the reasons described in more detail below, the board of directors of Boulder Brands (the “Board”) unanimously recommends that Boulder Brands’ stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, Boulder Brands’ Proxy Statement filed on Schedule 14A with the SEC on April 6, 2015 (the “Proxy Statement”) as incorporated in this Schedule 14D-9 by reference or the Information Statement (“Information Statement”) issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and attached to this Schedule 14D-9 as Annex I and incorporated in this Schedule 14D-9 by reference, as of the date of this Schedule 14D-9, to the knowledge of Boulder Brands, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between (i) Boulder Brands or any of its affiliates, on the one hand, and (ii) either (x) Boulder Brands or any of Boulder Brands’ executive officers, directors or affiliates or (y) Pinnacle, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Pinnacle and Purchaser.

Merger Agreement

The summary of the Merger Agreement contained in Section 13 — “Purpose of the Offer; No Stockholder Approval; Plans for Boulder” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 “Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement filed as Exhibit (e)(1) to this Schedule 14D-9 is intended to provide holders of shares of Common Stock with information regarding the terms of the Merger Agreement and is not intended to update, modify or supplement any factual disclosures about Pinnacle, Purchaser or Boulder Brands or any of their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of that agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that the representations, warranties and covenants were negotiated with the principal purposes of allocating risk between the parties, rather than establishing matters as facts, and establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise. Such representations, warranties and covenants may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of shares of Common Stock or from the standard of materiality generally applicable to reports or documents filed with the SEC, and in some cases were qualified by disclosures set forth in a disclosure letter that was provided by Boulder Brands to the other parties but is not publicly filed as part of the Merger Agreement. Stockholders of Boulder Brands and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent developments or new information may or may not be fully reflected in the parties’ public disclosures.

Confidentiality Agreement

On August 20, 2015, Boulder Brands and Pinnacle entered into a Confidentiality Agreement (the “Confidentiality Agreement”), pursuant to which Pinnacle agreed that, subject to certain limitations, certain information related to Boulder or its affiliates furnished to Pinnacle or its subsidiaries and its and their respective representatives will be used by them solely for the purpose of evaluating, negotiating and executing a possible negotiated transaction between or involving Pinnacle and Boulder Brands, and would be kept confidential, except as otherwise provided in the Confidentiality Agreement. Pinnacle also agreed, among other things, to certain standstill provisions which prohibit Pinnacle and its representatives from taking certain actions with respect to Boulder Brands for a period ending on the eighteen-month anniversary of the date of the Confidentiality Agreement. The Confidentiality Agreement provides that, if Boulder Brands were to announce a change of control transaction with another party, Pinnacle could make a confidential, non-public and bona fide proposal to the Board regarding a possible transaction, notwithstanding the standstill provisions. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Representation on the Board

The Merger Agreement provides that, upon the Acceptance Time and at all times thereafter, subject to compliance with applicable laws and applicable rules of the NASDAQ Global Select Market, Purchaser will be entitled to elect or designate to the Board the number of directors, rounded up to the next whole number, equal to the product of (i) the total number of directors on Boulder Brands’ board of directors (after giving effect to the directors elected or designated by Purchaser pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of shares of Common Stock beneficially owned by Pinnacle, Purchaser and each of their subsidiaries bears to the total number of shares of Common Stock then outstanding. Boulder Brands and the Board will, upon Purchaser’s request at any time following the Acceptance Time, take all such actions necessary to implement the foregoing. In the event that Purchaser’s designees are elected or designated to the Board, until the Effective Time, the Board will maintain at least three (3) independent directors who were members of Board on or prior to November 24, 2015 and who are not officers, directors or employees of Pinnacle, Purchaser or any of their subsidiaries (the “Continuing Directors”). After the Acceptance Time and until the Effective Time, the affirmative vote of a majority of the Continuing Directors will be required (i) for Boulder Brands to amend or terminate the Merger Agreement, (ii) to exercise or waive any of Boulder Brands’ rights under the Merger Agreement, (iii) to amend Boulder Brands’ certificate of incorporation, or (iv) to take any other action of the Board under or in connection with the Merger Agreement. Boulder Brands’ obligations to include Purchaser’s designees on the Board prior to the Effective Time are subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder and Pinnacle and Purchaser supplying Boulder Brands with information with respect to Purchaser’s designees and Pinnacle’s and Purchaser’s respective officers, directors and affiliates to the extent such information is required by Section 14(f) of the Exchange Act and Rule 14f-1. For more information see Section 12 — “The Transaction Agreements — The Merger Agreement — Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer” of the Offer to Purchase. The Information Statement

attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of holders of shares of Common Stock as described in the Information Statement, and is incorporated herein by reference. The foregoing summary of the provisions of the Merger Agreement concerning representation on the Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Arrangements with Current Executive Officers and Directors of Boulder Brands.

Certain executive officers and directors of Boulder Brands may be deemed to have certain interests in the Transactions that may be different from or in addition to those of Boulder Brands’ stockholders generally. Those interests may create potential conflicts of interest. The Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions.

Consideration for Shares Tendered Pursuant to the Offer

Certain executive officers and directors of Boulder Brands hold shares of the Common Stock. If the executive officers and directors of Boulder Brands who own shares were to tender their shares for purchase pursuant to the Offer, they would receive the same consideration on the same terms and conditions as the other stockholders of Boulder Brands who tender their shares for purchase pursuant to the Offer . As of December 7, 2015, the executive officers and directors of Boulder Brands and their affiliates beneficially owned, in the aggregate, 1,357,208 shares of Common Stock, excluding shares issuable upon exercise of Company Options and the future vesting of any Company RSUs held by those individuals. None of the executive officers or directors of Boulder Brands holds any Company SARs. If the executive officers and directors and their affiliates were to tender all of such shares for purchase pursuant to the Offer and those shares were to be accepted for purchase and purchased by Purchaser, the executive officers and directors would receive an aggregate of $14,929,288, subject to any required withholding of taxes, net to the seller in cash without interest.

The following table sets forth, as of December 7, 2015, the consideration that each executive officer, director and his or her affiliates would be entitled to receive in respect of his, her or its outstanding shares, assuming such individual were to tender all of his or her outstanding shares pursuant to the Offer and those shares were to be purchased by Purchaser.

Name	Position	Number of Shares (1)	Consideration Payable in Respect of Shares
James B. Leighton	Interim Chief Executive Officer and Chief Operating Officer	79,577	$875,347
Christine Sacco	Chief Financial Officer and Treasurer	4,100	$45,100
Philip Anson	Chief Commercial Officer	0	$0
Timothy R. Kraft	Chief Legal Officer and Corporate Secretary	250	$2,750
Benjamin D. Chereskin	Director	82,500	$907,500
R. Dean Hollis	Director	60,000	$660,000
Gerald J. “Bud” Laber (2)	Director	110,098	$1,211,078
James E. Lewis (3)	Director	962,433	$10,586,763
Thomas K. McInerney	Director	58,250	$640,750
TOTAL		1,357,208

(1)

In calculating the number of shares beneficially owned for this purpose, shares underlying Company Options held by that individual (whether or not they are currently exercisable) and any unvested Company RSUs held by the individual are excluded.

(2)

Beneficial ownership includes: (i) 19,000 shares of common stock held by Mr. Laber’s spouse; (ii) 24,000 shares of common stock held in Mr. Laber’s IRA rollover account; and (iii) 16,000 shares of common stock held in Mr. Laber’s 401(k).

(3)

Beneficial ownership includes: (i) 560,919 shares of common stock owned by Mr. Lewis’s spouse, and (ii) 159,511 shares of common stock owned by the Estate of Lee Anne Lewis, of which Mr. Lewis is the personal representative and beneficiary, as to which Mr. Lewis disclaims beneficial ownership except to the extent of his pecuniary interests therein.

Treatment of Equity Awards in the Transaction

Each of Boulder Brands’ executive officers and directors holds outstanding Company Options and/or Company RSUs. In accordance with the Merger Agreement, each Company Option outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, will be cancelled at the Effective Time and each Company Option with an exercise price that is less than the Offer Price will be converted automatically into the right to receive promptly after the Effective Time, an amount in cash equal to the product of (i) the excess, if any, of the Offer Price over the applicable per share exercise price of the Company Option multiplied by (ii) the number of shares subject to the Company Option immediately prior to the Effective Time, less applicable taxes required to be withheld with respect to such payment.

Also, pursuant to the Merger Agreement each Company RSU that is vested as of the Effective Time (including Company RSUs for which the vesting is to be accelerated in connection with the Transaction) will be cancelled at the Effective Time and converted into the right to receive the Merger Consideration promptly after the Effective Time, less applicable taxes required to be withheld with respect to such payment.

The following table sets forth, as of December 7, 2015, the consideration that each executive officer and director would be entitled to receive in respect of his or her outstanding Company Options and Company RSUs at the applicable time.

Name	Number of Shares Subject to Company Options as of December 7, 2015	Total Consideration for Company Options	Number of RSUs as of December 7, 2015	Total Consideration for RSUs	Aggregate Consideration for Equity Awards
James B. Leighton	535,000	$328,000	58,750	$646,250	$974,250
Christine Sacco	400,000	$1,816,479	0	$0	$1,816,479
Philip Anson	150,000	$0	0	$0	$0
Timothy Kraft	300,000	$680,002	0	$0	$680,002
Benjamin D. Chereskin	0	$0	22,500	$247,500	$247,500
R. Dean Hollis	187,500	$791,250	25,000	$275,000	$1,066,250
Gerald J. “Bud” Laber	135,000	$252,450	25,000	$275,000	$527,450
James E. Lewis	135,000	$252,450	25,000	$275,000	$527,450
Thomas K. McInerney	0	$0	25,000	$275,000	$275,000

Change of Control and Termination Payments

Boulder Brands is a party to a change of control agreement (each, a “COC Agreement”) with each of its executive officers. In general, Boulder Brands’ change of control benefits under the COC Agreements (other than the Transaction Bonuses expected to be granted by Boulder Brands to certain directors and executive officers in connection with the Transactions and described below) with its executive officers provide for “double trigger” payments and benefits, meaning that no other payments (other than the immediate vesting of all unvested equity awards under the terms of the applicable award agreements) are made upon a change of control, and the executive officers do not become entitled to payments and benefits unless the executive officer’s employment is terminated within 24 months following a change of control by Boulder Brands other than for “cause” or by the executive officer with “good reason”. Boulder Brands is also a party to severance agreements each of its executive officers, which provide for severance benefits in the case of certain termination of employment events. In the event of a termination within 24 months following a change of control, the payments and benefits provided under the COC Agreement would supersede any benefits payable under the severance agreements in connection with a termination of employment to the extent the benefits under the COC Agreements are equal to or greater than amounts received under the severance agreements. The Acceptance Time constitutes a “change of control” under the terms of the COC Agreements, and therefore, in the event of a termination of employment in the 24 months following the Acceptance Time, the terms of the COC Agreement would govern the executive officer’s severance payments and benefits.

Change of Control Agreements

The following describes the compensation that would be payable under the COC Agreements to our executive officers upon termination within 24 months following the Acceptance Time (provided that the executive executes and does not revoke a release of Boulder Brands for claims the executive may have against Boulder Brands or its affiliates).

If Boulder Brands terminates the executive officer for “cause” or the executive officer terminates his or her employment without “good reason,” the executive officer will receive only accrued compensation through the date of termination. If the executive officer’s employment is terminated due to death or disability, the executive officer will receive accrued compensation through the date of termination plus a specified percentage of base salary and reimbursement for a maximum of eighteen (18) months for premiums for COBRA coverage for the executive officer and the executive officer’s spouse and dependants. The payments described in this paragraph would be paid in a lump sum within fifteen (15) days after the later of the executive officer’s termination or the executive officer’s separation from service, unless the payment is deferred six months in order to comply with Section 409A of the Code.

If the executive officer’s employment is terminated for any reason other than as described in the preceding paragraph in the 24 months following the Acceptance Time, the executive officer will be entitled receive (i) accrued compensation through the date of termination; (ii) an amount equal to, in the case of Mr. Leighton, two times the sum of his base salary and Bonus Amount (as defined below) or, in the case of Ms. Sacco, Messrs. Kraft and Anson, 1.5 times the sum of his or her base salary and Bonus Amount; and (iii) reimbursement for a maximum of eighteen months for premiums for COBRA coverage for the executive officer, the executive officer’s spouse and dependants. “Bonus Amount” is defined under the COC Agreements as the greatest of (i) a specified percentage of the executive officer’s base salary as set forth in the COC Agreements (100% for Mr. Leighton, 80% for Ms. Sacco, Messrs. Kraft and Anson); (ii) the actual bonus amount earned by the executive officer under Boulder Brands’ bonus program for the fiscal year prior to the fiscal year in which the termination occurs; and (iii) the actual bonus amount earned by the executive officer under Boulder Brands’ bonus program for the fiscal year in which the termination occurs. The payments described in this paragraph, with the exception of COBRA coverage, will be paid in a lump sum. COBRA coverage will be paid directly by Boulder Brands or Boulder Brands will reimburse the executive officer over the term of coverage.

If payments made by Boulder Brands in connection with a change of control would be subject to the excise tax on “excess parachute payments” imposed by Section 4999 of the Code, the payments to the executive officer will be “grossed-up” to cover excise taxes if such “excess parachute payments” would be greater than $100,000 above 300% of the executive officer’s base amount as determined under Section 280G of the Code. Under the terms of the Merger Agreement, Boulder Brands may accelerate the vesting and payment of certain stock options, RSUs and bonus payments to which the executives are entitled in connection with the Offer and the Merger that may impact the application of Section 4999 of the Code.

For purposes of the COC Agreements, the following definitions apply:

“Cause” means any of the following, as determined by our board of directors, in its sole discretion: (a) fraud or intentional misrepresentation, (b) embezzlement, misappropriation or conversion of assets or opportunities of

Boulder Brands, (c) acts or omissions that are in bad faith or constitute gross negligence or willful or reckless misconduct or (d) conviction, plea of guilty or nolo contendere, or judicial determination of civil liability, based on a federal or state felony or serious criminal or civil offense.

“Good reason” means any one or more of the following conditions, but only if (x) the condition was not consented to by the executive officer in advance or subsequently ratified by the executive officer in writing, (y) the condition remains in effect thirty (30) days after the executive officer gives written notice to the board of directors of the executive officer’s intention to terminate employment for good reason, which notice specifically identifies such condition and (z) the executive officer gives the notice referred to in (y) above within ninety (90) days of the initial existence of such condition:

(i)	any material diminution of the executive officer’s authority, duties or responsibilities;

(ii)

any material diminution in the authority, duties or responsibilities of the officer to whom the executive officer is required to report, including the requirement that the executive officer report to a corporate officer or employee rather than to the board of directors;

(iii)	a material diminution of the executive officer’s base compensation;

(iv)	a material diminution in the budget over which the executive officer retains authority;

(v)	a material change in the geographic location at which the executive officer must perform the executive officer’s duties and responsibilities; and

(vi)

any other action or inaction by Boulder Brands that constitutes a material breach of the change of control agreement or any other agreement pursuant to which the executive officer provides services to Boulder Brands.

In determining whether an executive officer has grounds to terminate employment for good reason, the executive officer’s assertion of the existence of good reason is assumed correct unless Boulder Brands establishes by clear and convincing evidence that good reason does not exist.

For an estimate of the value of the payments and benefits described above that would become payable under the COC Agreements with respect to Mr. Leighton and Ms. Sacco, Boulder Brands’ named executive officers, in the event of a qualifying termination event, see “Information Regarding Golden Parachute Compensation” below. We estimate the aggregate cash value of the potential severance payments and benefits to our executive officers, consisting of Messrs. Leighton, Kraft and Anson and Ms. Sacco, assuming a termination event effective at the time of the closing of the Merger, is approximately $5,400,000.

Severance Agreements

Boulder Brands has also previously entered into severance agreements with each of its executive officers that provide generally the same benefits as provided under the COC Agreements (other than any 280G related gross up tax payment) in the event of the executive officer’s termination by Boulder Brands without “cause” or by the executive officer for “good reason” at any time during the term of the agreement, even if a change of control did not occur in the prior 24 months, or in the event of the executive officer’s death or disability. The executive officer would not generally be entitled to these severance benefits in the event that the executive officer is entitled to benefits under his or her COC Agreement (and in no event shall the executive officer be entitled to duplicative severance benefits under both agreements). The definitions of “cause,” and “good reason” are substantially the same in the severance agreements as in the COC Agreements.

Retention Bonus Agreements

In July 2015, Boulder Brands entered into retention bonus agreements with certain employees, including Messrs. Leighton, Kraft and Anson and Ms. Sacco (the “Retention Bonus Agreements”). Under the Retention

Bonus Agreements the executive officers would receive a bonus in an amount up to $600,000 for Mr. Leighton, $320,000 for Ms. Sacco and $175,000 for Messrs. Kraft and Anson (which amount would be reduced to the extent that the executive officer actually earned an “Annual Bonus” and “Supplemental Bonus” under the terms of Boulder Brands’ Financial Performance Incentive Plan in respect of 2015 performance) at the Acceptance Time.

Annual Financial Performance Incentive Program

Pursuant to Boulder Brands’ Second Amended and Restated Financial Performance Incentive Program, employees may be eligible for an accelerated bonus payment in the event of a change of control pursuant to the terms of the plan in the amount of the participant’s then target bonus amount for the year in which the change of control occurs, however, it has been determined and agreed that in connection with the Offer and the Merger, no accelerated annual bonus award will vest or otherwise accelerate or become payable in respect of the 2016 performance period. Participants in the annual bonus program will continue to be eligible to receive a bonus payment in respect of the 2016 performance year in the normal course. In accordance with the Merger Agreement, for one-year following the closing of the Merger, Pinnacle and the Surviving Corporation shall cause, each employee who continues to be employed with the Surviving Corporation following the Merger who participates in the Second Amended and Restated Financial Performance Incentive Program to continue to be eligible for a short-term cash bonus opportunity that is at least the same as the short-term cash bonus opportunity as they were eligible for prior to the closing of the Merger.

Continuing Employees

Under the Merger Agreement, Pinnacle has agreed that, for a period of at least one (1) year following the closing of the Merger, it will, or will cause Boulder Brands or any of their respective affiliates to, provide to each individual who, immediately before the Effective Time is an employee of Boulder Brands or any of its subsidiaries, including any individual on short-term disability leave immediately before the Effective Time (each, an “Employee”) and who is not covered by the terms of a collective bargaining agreement, with (i) at least the same salary or hourly wage rate provided to such Employee immediately before the Effective Time, (ii) at least the same short term (annual or more frequent) cash bonus or commission opportunity provided to such Employee immediately before the Effective Time, (iii) at least the same benefits under Boulder Brands 401(k) Plan provided to such Employee immediately before the Effective Time, however, the obligation to provide 401(k) Plan benefit remains in effect only until December 31, 2016), and (iv) other compensation and benefits that are substantially comparable in the aggregate to those provided (x) to such Employee as of the date of the Merger Agreement or (y) to similarly situated employees of Pinnacle.

Pinnacle has also agreed to honor, or cause the Surviving Corporation or any of their respective affiliates to honor, all Company benefit plans (including all severance, change of control and similar plans, policies, practices and agreements disclosed to Pinnacle) in accordance with their terms as in effect as of the date of the Merger Agreement. Nothing in the Merger Agreement prevents the amendment or termination of any specific plan, program, policy, practice or agreement, or will be construed to interfere with Pinnacle’s, the Surviving Corporation’s or any of their respective affiliates’ rights or obligations to make changes as are necessary to comply with applicable law, the terms of the Merger Agreement or any Company benefit plan.

For all purposes under any employee benefit plan or arrangement of Pinnacle, the Surviving Corporation and their respective affiliates, including severance, benefit and vacation or other paid-time off benefits (but not for accrual of pension benefits), made available to any Employee after the Effective Time (other than any defined benefit pension plan) (the “New Plans”), Pinnacle has agreed to provide that (i) each Employee will receive credit for the Employee’s years of service with Boulder Brands and its Subsidiaries before the Effective Time (including predecessor or acquired entities or any other entities) for purposes of eligibility to participate in and vesting thereunder (but not benefit accrual) (except to the extent such credit would result in a duplication of accrual of benefits or with respect to New Plans created after the Effective Time for which similarly situated employees of Pinnacle or the applicable affiliates do not receive past service credit), (ii) at the Effective Time, any waiting time limitation in any New Plan is waived to the extent such waiting time was satisfied under the similar or comparable Company Benefit Plan in which such Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), (iii) all pre-existing condition exclusions or limitations and actively-at-work requirements of each New Plan will be waived or satisfied for such Employee and his or her covered dependents to the extent waived or satisfied under the analogous Old Plan as of the Effective Time, and (iv) eligible expenses incurred by each Employee and his or her covered dependents in respect of the plan year in which the Closing occurs will be taken into account for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to the Employee and his or her covered dependents for such applicable plan year as if such amounts had been paid in accordance with such New Plan.

Transaction Bonus Pool

It is currently anticipated that the Compensation Committee of the Board will establish, and the Merger Agreement permits the establishment of, a transaction bonus pool in an aggregate amount of up to $3,412,500 from which certain employees and directors may be paid transaction bonuses, up to a limit of $500,000 per participant (the “Transaction Bonuses”). Participants may include Messrs. Leighton, Kraft and Anson and Ms. Sacco as well as selected non-employee directors in recognition of their significant contribution to the transaction process. The final aggregate amount of the Transaction Bonus Pool, as well as the recipients and the specific amounts allocated to each recipient will be determined by the Compensation Committee of the Board prior to the Effective Time. Any Transaction Bonuses will be paid on or prior to the closing of the Merger and, in the event payment is made prior to the closing of the Merger, the Transaction Bonuses will be subject to a clawback provision that would apply in the event the closing of the Merger does not occur.

Information Regarding Golden Parachute Compensation

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The table below assumes that a “change in control” for purposes of the COC Agreements with the executive officer occurs at the Acceptance Time, and the employment of the executive officer will be terminated without “Cause” or by the executive officer for “Good Reason” (as defined in the COC Agreements) at such time. The amounts reported in the table regarding equity compensation are estimates based on the $11.00 per share cash consideration payable in the Offer and subsequent Merger. In addition, all of the amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the narrative that follows the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

Potential Change in Control Payments to Named Executive Officers

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(1)	Tax Reimbursement ($)(3)	Other ($)(4)	Total ($)(5)
James B. Leighton Interim Chief Executive Officer and Chief Operating Officer	$2,400,000	$646,250	$23,472	$1,287,611	$600,000	$4,957,333
Christine Sacco Chief Financial Officer	$1,079,991	$0	$27,882	$0	$320,000	$1,427,873

(1)

As described above, the cash payments and benefits consist of the severance benefits that would be received by the executive officer under his or her COC Agreements in the event of a qualifying termination including: (i) a lump sum payment equal to 2.0 times (for Mr. Leighton) or 1.5 times (for Ms. Sacco) the sum of executive officer’s annual base salary and target bonus and (ii) the COBRA cost, for 18 months of continued health coverage under Boulder Brands’ medical plans.

These payments and benefits are considered “double-trigger” as they will only be payable in the event of certain termination of employment events that occurs within 24 months following the change of control.

The payments estimated above are based on the compensation and benefit levels expected to be in effect as of, or immediately prior to the Acceptance Time; therefore, if compensation and benefit levels are increased after the Acceptance Time, actual payments to an executive officer may be greater than those provided for above.

(2)

The equity value in this column represents the value that the named executive officer would receive upon the exercise or settlement of any unvested equity awards held by the named executive officer immediately prior to the Effective Time of the Merger and that vest at the Acceptance Time (“single-trigger” payments). The named executive officers do not hold any unvested equity awards that would vest on the termination of the executive officer’s employment (either by Boulder Brands without “cause” or by the executive officer for “good reason”) generally in connection with the change of control (“double-trigger payments”). Therefore, the full amount set forth above represents “single-trigger payments.”

The value of unvested stock options and unvested restricted stock units is based on $11.00, the per share cash consideration. In the case of Company Options, the cash consideration is reduced by the per share exercise price of the Company Option. All unvested options held by Mr. Leighton and Ms. Sacco have a per share exercise price that is more than the per share cash consideration and will be cancelled with no consideration.

(3)

Pursuant to the COC Agreements with Mr. Leighton and Ms. Sacco, the executive officer is entitled to a payment in the amount of any excise tax that may be imposed under Section 4999 of the Code in connection with any “excess parachute payments” that may be paid to the executive officer under Section 280G of the Code as the result of a change in control of Boulder Brands if the tax is over $100,000. Based on the nature and level of payments that would reasonably be considered “parachute payments” in connection with the Offer and the Merger, it is currently estimated that Mr. Leighton would become subject to excise tax under Section 4999 of the Code and therefore be entitled to a gross up payment to cover the tax amount.

(4)

The amounts in this column represent the amount (equal to the executive officer’s annual target bonus opportunity under Boulder Brands’ Financial Performance Incentive Program) that, under the terms of the applicable Retention Bonus Agreement, will vest and become payable in connection with the change in control.

(5)	The amounts in this column represent the aggregate total of all compensation described in columns (1) through (3).

The “single-trigger” and “double-trigger” components of the aggregate total compensation amounts for each named executive officer are as follows:

Name	Single-Trigger Payments ($)	Double Trigger Payments ($)
James B. Leighton	$1,246,250	$3,711,083
Christine Sacco	$320,000	$1,107,873

Director Compensation

Each of the outstanding equity awards held by our non-employee directors provide for 100% vesting upon a change of control and will accelerate in full upon completion of the Acceptance Time, in a manner similar to any employees who hold outstanding equity awards. For additional information regarding the compensation of Boulder Brands’ non-employee directors for Boulder Brands’ 2014 fiscal year, see the section entitled “Executive and Director Compensation” in the Information Statement attached as Annex I to this Schedule 14D-9. Certain non-employee directors may be participants in the transaction bonus pool and receive a Transaction Bonus.

Indemnification and Insurance

The Merger Agreement provides that Pinnacle and the Surviving Corporation will cause all rights to indemnification, advancement of expenses and exculpation existing as of the date of the Merger Agreement in favor of any present or former director, officer or employee of Boulder Brands or any of its subsidiaries (the “Indemnified Parties”) as provided in (i) Boulder Brands’ organizational documents or (ii) agreements between an Indemnified Party and Boulder Brands or one of its subsidiaries (in effect as of the date of the Merger Agreement) to survive the Merger and to continue in full force and effect for a period of not less than six years plus ninety days after the Effective Time or, if longer, for such period as is set forth in any applicable agreement with an Indemnified Party in effect as of the date of the Merger Agreement.

The Merger Agreement further provides that Pinnacle and the Surviving Corporation will, jointly and severally, indemnify all Indemnified Parties to the fullest extent permitted by applicable law with respect to all acts and omissions arising out of or relating to their services as directors, officers or employees of Boulder Brands, its subsidiaries or another person, if such Indemnified Party is or was serving as a director, officer or employee of such other person at the request of Boulder Brands, whether asserted or claimed before, at or after, or occurring before or at, the Effective Time (including in connection with the negotiation and execution of the Merger Agreement and the consummation of the Transactions or otherwise). If any Indemnified Party is or becomes involved in any legal action in connection with any matter subject to indemnification under the Merger Agreement, then Pinnacle and the Surviving Corporation will, jointly and severally, advance as incurred any costs or expenses (including legal fees and disbursements), judgments, fines, losses, claims, damages or liabilities (“Damages”) arising out of or incurred in connection with such legal action, subject to Pinnacle’s or the Surviving Corporation’s, as applicable, receipt of an undertaking by or on behalf of such Indemnified Party, if required by the DGCL, to repay such Damages if it is ultimately determined under applicable law that such Indemnified Party is not entitled to be indemnified. In the event of any such legal action, (i) each of Pinnacle and the Surviving Corporation is required to cooperate with the Indemnified Party in the defense of any such legal action and (ii) neither Pinnacle nor the Surviving Corporation are permitted to settle, compromise or consent to the entry of any judgment in any legal action pending or threatened in writing to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such legal action.

The Merger Agreement further provides that Pinnacle and the Surviving Corporation will, jointly and severally, maintain in effect for at least six years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by Boulder or policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the negotiation and execution of the Merger Agreement and the consummation of the Transactions or otherwise) so long as Pinnacle and the Surviving Corporation are not required to pay an annual premium in excess of 300% of the last annual premium paid by Boulder for such insurance before the date of the Merger Agreement (such 300% amount being the “Maximum Premium”). If Pinnacle or the Surviving Corporation are unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, then Pinnacle and the Surviving Corporation will, jointly and severally, instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of the arrangements contemplated by this paragraph, before the Effective Time, Boulder Brand is entitled to, and intends to, purchase a “tail” directors’ and officers’ liability insurance policy, with an annual premium not to exceed the Maximum Premium, covering the matters described in this paragraph and, if Boulder Brands purchases such a policy before the Effective Time, then Pinnacle and the Surviving Corporation’s obligations described in this paragraph will be satisfied so long as Pinnacle and the Surviving Corporation cause the policy to be maintained in effect for a period of six years following the Effective Time.

In the event that Pinnacle or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, Pinnacle and the Surviving Corporation are required to take all necessary action so that the successors or assigns of Pinnacle and the Surviving Corporation will succeed to the foregoing obligations regarding insurance and indemnification.

Item 4.	The Solicitation or Recommendation.

Solicitation or Recommendation

At a meeting of the Board held on November 23, 2015, the Board unanimously (i) approved and declared fair and advisable and in the best interests of Boulder Brands the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”), (ii) determined that it is in the best interests of Boulder Brands and its stockholders that Boulder Brands enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, and (iii) resolved that the Offer was approved and to recommend to the stockholders of Boulder Brands that they accept the Offer and tender their shares of Common Stock pursuant to the Offer.

Based on the foregoing, and for the other reasons described in more detail below, the Board hereby unanimously recommends that Boulder Brands’ stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer.

A copy of the letter to Boulder Brands’ stockholders, dated December 9, 2015, communicating the Board’s recommendation is included as Exhibit (a)(12) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Board’s Recommendation

Background of the Offer

The Board and Boulder Brands’ management regularly review Boulder Brands’ operating and strategic plans, both near-term and long-term, in an effort to enhance stockholder value. These reviews and discussions focus, among other things, on the opportunities and risks associated with Boulder Brands’ business and financial condition and strategic relationships and other strategic options.

On May 30, 2014, in light of dynamics in the M&A environment and Boulder Brands’ trading price, the Board established an informal Ad-Hoc Committee, consisting of Benjamin D. Chereskin, James E. Lewis and R. Dean Hollis (collectively, the “AHC”) to evaluate avenues for maximizing shareholder value in a controlled and proactive manner.

Between June 2014 and January 2015, the members of the AHC engaged in a variety of discussions with members of management to better understand the value drivers of Boulder Brands’ business and its prospects.

On January 22, 2015, the AHC held a meeting at which Christine Sacco (Chief Financial Officer), Stephen B. Hughes (Chairman and Chief Executive Officer at the time), Norman Matar (Senior Counsel), Timothy Kraft (Chief Legal Officer) and other executive officers of Boulder Brands were present. At the meeting, the AHC discussed the trading price of Boulder Brands’ shares and management’s view of the difference between the trading price and the intrinsic value of Boulder Brands and the possibility of evaluating potential strategic alternatives to close that value gap.

During the first three weeks of March 2015, the independent directors of the Board held multiple meetings, at which Mr. Matar was present. During those meetings the independent directors discussed several topics, including Boulder Brands’ business strategy, opportunities for improving the Company’s prospects and whether to begin exploring possible strategic alternatives for the Company.

On March 18, 2015, the Board held a meeting at which Mr. Matar was present. The Board resolved to separate the roles of Chairman of the Board and Chief Executive Officer of Boulder Brands and appointed Mr. Hollis to serve as a non-executive Chairman of the Board. Mr. Hughes continued to serve as the Chief Executive Officer.

On March 24, 2015, the independent directors of the Board held a meeting, at which Mr. Matar and representatives of Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), Boulder Brands’ outside legal counsel, were present. A representative from Fried Frank reviewed the fiduciary duties of directors under Delaware law in the context of exploring possible strategic alternatives. The independent directors discussed the topics addressed by Fried Frank, including the potential process to select an outside financial advisor.

On April 10, 2015, the independent directors of the Board held a meeting at which Mr. Matar was present. The independent directors discussed several topics, including financial forecasts for Boulder Brands, market trends, cost saving opportunities and the potential engagement of an outside financial advisor to obtain their views of developments in the industry and potential acquisitions, dispositions and other potential strategic alternatives for the Company.

On April 17, 2015, the independent directors of the Board held a meeting at which Mr. Matar was present. The independent directors discussed the potential engagement of William Blair & Company, L.L.C. (“William Blair”), as an outside financial advisor to work with Boulder Brands for the limited purpose of reviewing Boulder Brands’ financial model and performing a preliminary financial analysis of Boulder Brands, with the possibility of William Blair being engaged to assist with the exploration of strategic alternatives if the Board elected to do so. Subsequently, Mr. Chereskin contacted representatives of William Blair and discussed with them the possibility of serving as Boulder Brands’ outside financial advisor.

On May 1, 2015, the independent directors of the Board held a meeting at which Mr. Matar was present. The independent directors discussed the potential retention of William Blair as outside financial advisor to the Company. The independent directors authorized engaging, subject to confirmation of William Blair’s experience and a review of any potential conflicts of interest on the part of William Blair (which was completed on May 4, 2015 by Messrs. Matar and Chereskin), William Blair for the limited purpose of performing a review of Boulder Brands’ financial model and a preliminary financial analysis of Boulder Brands, with the possibility of William Blair being engaged to assist with the exploration of strategic alternatives if the Board elected to do so. The independent directors selected William Blair because of its reputation in the industry, experience in the consumer packaged food and beverage sector and its experience with mergers and acquisitions transactions in the industry. The independent directors also selected William Blair because of the experience of its specific individual team members in the consumer packaged food and beverage sector.

On May 4, 2015, Messrs. Chereskin and Matar held a meeting with representatives of William Blair. Representatives of William Blair made a presentation to Messrs. Chereskin and Matar regarding their expertise, the state of the consumer packaged goods industry and their experience with mergers and acquisitions transactions in the industry. Messrs. Chereskin and Matar had discussions with representatives of William Blair regarding the experience of the specific individual team members in the consumer packaged food and beverage sector. Representatives of William Blair also reviewed their prior relationships with potential acquirors of

Boulder Brands. Mr. Matar confirmed that William Blair’s prior relationships were not likely to give rise to a conflict of interest on the part of William Blair in serving as outside financial advisor to Boulder Brands. Following the presentation, Boulder Brands formally engaged William Blair.

On May 8, 2015, Messrs. Hollis, Chereskin, Kraft and Matar and Mses. Sacco and Buyers held a meeting with representatives of William Blair. Representatives of Boulder Brands and William Blair discussed Boulder Brands’ business, brands, history, financial performance and acquisition history to provide William Blair with background information needed in connection with its engagement. Representatives of Boulder Brands and William Blair discussed preliminary timing and an initial list of deliverables to be produced by William Blair with respect to its engagement.

On May 15, 2015, the independent directors of the Board held a meeting at which Messrs. Kraft and Matar were present. The independent directors discussed the expected timeframe and scope of deliverables to be produced by William Blair with respect to its engagement. An update was also provided on efforts to achieve cost savings at the Company.

On May 29, 2015, the independent directors of the Board held a meeting at which Messrs. Kraft and Matar were present. The independent directors discussed several topics, including the status of any potential strategic alternatives. Messrs. Kraft and Matar discussed confidentiality and the legal duties of directors under Delaware law.

On June 9, 2015, Mr. Hughes tendered his resignation as Chief Executive Officer of Boulder Brands.

Later in the day on June 9, 2015, the independent directors of the Board held a meeting at which Mr. Kraft was present. Mr. Leighton was appointed as interim Chief Executive Officer pursuant to Boulder Brands’ succession plan. On June 12, 2015, the independent directors of the Board held a meeting, at which Messrs. Kraft and Matar were present. The independent directors discussed several topics, including conducting a search process for Chief Executive Officer, key business priorities of Boulder Brands and a potential organizational restructuring of Boulder Brands. The independent directors authorized the formation of a search committee to find a replacement Chief Executive Officer for Mr. Hughes.

On June 16, 2015, Robert J. Gamgort, the Chief Executive Officer of Pinnacle, contacted Mr. Hollis to inquire about whether Boulder Brands would be interested in exploring a potential business combination transaction.

Mr. Hollis subsequently informed the independent directors of the Board of Mr. Gamgort’s inquiry. After discussion with the independent directors, Mr. Hollis communicated to Mr. Gamgort that, while Boulder Brands may be interested in exploring strategic alternatives in the future, such a process was premature at that point in time.

During the remaining portion of June 2015, the independent directors of the Board held additional meetings. At one of those meetings, the independent directors discussed several topics, including the Company’s business priorities, a potential organizational restructuring, opportunities for improving the Company’s prospects and whether to consider exploring possible strategic alternatives. The independent directors determined to begin the implementation of an organizational restructuring before considering whether to explore strategic alternatives. The independent directors also discussed the search process for a replacement Chief Executive Officer and how such a process might be impacted if the Board were to explore potential strategic alternatives in the future.

On July 2, 2015, the independent directors of the Board held a meeting at which Messrs. Kraft and Matar were present. The independent directors considered a potential organizational restructuring of Boulder Brands. The independent directors discussed the risks, benefits and timing for such a potential restructuring and related considerations.

On July 3, 2015, the Board held a special meeting at which Messrs. Kraft and Matar and Ms. Sacco were present. Ms. Sacco gave the Board an update regarding Boulder Bands’ financial condition. In addition, Mr. Leighton and Ms. Sacco provided a business update.

During the first week of July, two representatives of Party 2 (as defined below) contacted Mr. Hollis separately to inquire about Boulder Brands’ interest in exploring strategic alternatives. Mr. Hollis subsequently informed the independent directors of the Board of Party 2’s inquiry. After discussion with the independent directors that, while Boulder Brands may be interested in exploring strategic alternatives in the future, such a process was premature at that point in time.

On July 10, 2015, Mr. Gamgort contacted Mr. Hollis to arrange an in-person meeting. Messrs. Gamgort and Hollis agreed to meet on August 4, 2015.

On July 13, 2015, the independent directors of the Board held a special meeting at Boulder Brands’ headquarters at which Messrs. Kraft and Matar were present. At the meeting. Mr. Hollis informed the independent directors of Mr. Gamgort’s request for an in-person meeting and other “in-bound” inquiries the Company received from third parties relating to potential strategic alternatives. The independent directors concurred with Mr. Hollis’ decision to meet with Mr. Gamgort.

On July 23, 2015, the Board held a special meeting at Boulder Brands’ headquarters at which Ms. Sacco, Mr. Kraft, and Philip Anson (Chief Commercial Officer) were present. Mr. Matar and representatives of William Blair joined by telephone for portions of the meeting. The senior management presented to the Board a draft five-year forecast for Boulder Brands. The Board discussed several topics, including the forecasts and an analysis of Boulder Brands’ cost savings initiatives.

Later in the day on July 23, 2015, the independent directors held a meeting at which Mr. Kraft was present. The independent directors expressed a preliminary interest in exploring strategic alternatives, including a possible sale of Boulder Brands, but before making a decision requested an updated business plan and revised five year forecast from management, a financial analysis from William Blair and additional information and input from its legal and financial advisors.

On August 3, 2015, the Board had a special meeting at which Messrs. Kraft and Matar and representatives of Fried Frank were present. Messrs. Chereskin and Matar reviewed with the Board William Blair’s qualifications, and public company experience. At the meeting, Fried Frank provided an overview of the fiduciary duties of directors under Delaware law in connection with the consideration of potential strategic alternatives. Fried Frank also provided an overview of proposed terms of an engagement letter with William Blair and William Blair’s prior relationships with various potential transaction counterparties based on information provided by William Blair. Fried Frank also discussed the advantages of forming a committee of the Board to, among other things, lead and manage the outreach to interested parties in connection with potential strategic alternatives and review and evaluate the terms and conditions, and to consider the advisability of, any proposal for potential strategic alternatives. After discussion, the Board authorized the formation of a strategic review committee (the “Strategic Review Committee”) consisting of Messrs. Chereskin, Hollis, and Lewis to, among other things, oversee the process for the identification, evaluation, and negotiation of potential strategic alternatives, including a possible sale of Boulder Brands, and facilitate efficient communications regarding any potential strategic alternatives, with Mr. Chereskin designated as the Chair of the Strategic Review Committee.

On August 4, 2015, at the request of Mr. Gamgort, Mr. Hollis had dinner with Mr. Gamgort and Craig D. Steeneck, the Chief Financial Officer of Pinnacle. During the dinner, Messrs. Gamgort and Steeneck reviewed Pinnacle’s history and strategy, how Boulder Brands could fit into Pinnacle’s Strategy and Pinnacle’s interest in the event that Boulder Brands were to pursue strategic options.

Later in the evening on August 4, 2015, Messrs. Hollis, Chereskin, Matar and Kraft held an informal meeting at which representatives of Fried Frank and William Blair were present. At the meeting, Mr. Hollis reported on his meeting with Messrs. Gamgort and Steeneck of Pinnacle.

On August 5, 2015, the Board held a special meeting at which Messrs. Kraft and Matar, Ms. Sacco and representatives of Fried Frank and William Blair were present. William Blair discussed the historical share price performance of Boulder Brands, provided a preliminary financial analysis of Boulder Brands, and outlined transaction multiples for other transactions in the consumer packaged goods space. The Board authorized Boulder Brands to engage William Blair to serve as outside financial advisor in connection with a strategic transaction process, subject to the execution of an engagement letter reflecting acceptable terms. The Board also determined to commence a process to explore a range of potential strategic and financial alternatives to enhance shareholder value, including a potential sale of the Company.

On August 6, 2015, Boulder Brands issued a press release announcing the Board’s decision to commence a process to explore a range of potential strategic and financial alternatives to enhance shareholder value and Boulder Brands’ engagement of William Blair as outside financial advisor to assist with the review of potential alternatives.

Later in the day on August 6, 2015, the Strategic Review Committee held a meeting at which Messrs. Kraft and Matar and representatives of Fried Frank and William Blair were present. At the meeting, the members of the Strategic Review Committee, management and William Blair discussed various inquiries that they had received from potential strategic and financial acquirors following the announcement that Boulder Brands was commencing a process to explore potential strategic and financial alternatives.

On August 7, 2015, the Strategic Review Committee held a meeting at which Messrs. Matar, Kraft and Leighton, Mses. Sacco and Buyers and representatives of William Blair were present. William Blair updated the Strategic Review Committee on discussions with third parties following Boulder Brands’ latest earnings call, and discussed potential acquirors, arranged by “tier 1” and “tier 2” parties, and a framework to begin reaching out to potential acquirors. The Strategic Review Committee authorized William Blair to contact potential strategic acquirors, including Pinnacle, and authorized the execution of a confidentiality agreement with parties that expressed an interest in exploring a potential strategic transaction with Boulder Brands. At the meeting the Strategic Review Committee discussed the advantages and disadvantages of contacting potential financial acquirors for the Company. It was the view of the Strategic Review Committee that, in light of their limited ability to achieve synergies in connection with a transaction, financial acquirors would be unlikely to be in a position to offer to acquire the Company at a price that the Board would consider attractive. Accordingly, the Strategic Review Committee determined not to contact potential financial acquirors as part of the process.

Between August 10, 2015 and October 30, 2015, William Blair contacted 36 potential acquirors, 19 of those parties expressed interest in exploring a potential acquisition of Boulder Brands and were provided with confidentiality agreements. Between August 14, 2015 and October 31, 2015, Boulder Brands executed confidentiality agreements with 16 potential acquirors, including Pinnacle.

Between August 11, 2015 and August 28, 2015, the Strategic Review Committee held several meetings, at which Messrs. Kraft and Matar and representatives of Fried Frank and William Blair were present. During those meetings the Strategic Review Committee received updates on and discussed the strategic transaction process, including updates on the discussions with potential acquirors.

On August 31, 2015, the independent directors of the Board held a meeting at which Messrs. Kraft and Matar were present. Mr. Hollis provided an update on the business and Mr. Chereskin provided an update on the strategic transaction process.

Between September 14, 2015 and October 31, 2015, a Confidential Information Presentation was provided to 15 potential acquirors. The Confidential Information Presentation was provided to Pinnacle on September 14, 2015.

On September 15, 2015, the independent directors of the Board held a meeting at which Mr. Matar was present. Mr. Chereskin provided an update on the strategic transaction process.

Between September 17, 2015 and September 29, 2015, members of management of Boulder Brands held in-person meetings with members of management from five potential acquirors, including Pinnacle, that the Strategic Review Committee determined to be most likely to be prepared to pursue an acquisition of Boulder Brands. William Blair, at the direction of the Strategic Review Committee, assisted in this determination process. Mr. Hollis attended certain of those meetings and representatives of William Blair attended all of the meetings. At these meetings, the potential acquirors received a high level overview of Boulder Brands, including the opportunity to engage in certain due-diligence related discussions.

Between September 18, 2015 and November 19, 2015, William Blair received follow up questions from the prospective bidders as related to the financial and operating performance of the business, the Confidential Information Presentation that had been distributed to potential acquirors and the transaction process in general, and William Blair worked with Boulder Brands’ management to provide responses to the questions.

On September 18, 2015, at the direction of the Strategic Review Committee, William Blair distributed the initial process letters, which contemplated an acquisition of Boulder Brands using a tender offer acquisition structure, to the 15 potential acquirors that had executed confidentiality agreements with Boulder Brands and received the Confidential Information Presentation. The process letter indicated that indications of interest for an acquisition of Boulder Brands were to be submitted to William Blair by October 8, 2015.

On September 22, 2015, representatives of Pinnacle and Perella Weinberg Partners LP (“Perella Weinberg”), financial advisor to Pinnacle, met with Boulder Brands and William Blair to receive a high-level overview of Boulder Brands and engage in due-diligence related discussions.

On September 25, 2015, the Strategic Review Committee held a meeting at which Messrs. Kraft and Matar and representatives of Fried Frank and William Blair were present. At the meeting, William Blair updated the Strategic Review Committee regarding the strategic transaction process.

On September 28, 2015, the independent directors of the Board held a meeting at which Mr. Matar was present. The independent directors discussed the status of the strategic transaction process.

On October 2, 2015, the Strategic Review Committee held a meeting at which Mr. Kraft and representatives of Fried Frank and William Blair were present. Representatives of William Blair updated the Strategic Review Committee on the status of the strategic transaction process, including a summary of the meetings with five potential acquirors, including Pinnacle, and also discussed the upcoming November 5, 2015 earnings call and the potential impact of Boulder Brands’ earnings results on the strategic transaction process.

On October 8, 2015, pursuant to the instructions in the initial process letter, William Blair received indications of interest from Pinnacle and another potential acquiror (“Party 2”). Pinnacle sent a non-binding letter to William Blair indicating an interest in acquiring Boulder Brands for cash at a price between $10.00 and $10.50 per share. Party 2 submitted a non-binding indication of interest in acquiring Boulder Brands for a price between $9.00 and $10.50 per share, with a significant portion of the consideration to be in the form of Party 2’s stock.

On October 9, 2015, the Strategic Review Committee held a meeting at which Messrs. Kraft and Matar and representatives of Fried Frank and William Blair were present. At the meeting, representatives of William Blair provided a summary of the strategic transaction process to date, including a summary overview of the indications of interest received on October 8 from Pinnacle and Party 2.

On October 11, 2015, the independent directors of the Board held a meeting at which Messrs. Kraft and Matar and representatives of Fried Frank and William Blair were present. Representatives of William Blair discussed the strategic transaction process. William Blair recommended that Boulder Brands allow Pinnacle and

Party 2 to proceed to the next round of the process and discussed an overview of next steps and a detailed process timeline, including timing for final bids and Merger Agreement mark-ups. After review, consideration and discussion of the indications of interest received by Boulder Brands, the independent directors authorized the invitation of both Pinnacle and Party 2 into the next round of the strategic transaction process.

Between October 14, 2015 and November 5, 2015, members of management of Boulder Brands held in-person meetings with members of management and other representatives of Pinnacle and Party 2. Representatives of William Blair attended these meetings. At these meetings, members of management of Boulder Brands provided to members of management and other representatives of Pinnacle and Party 2 a detailed overview of Boulder Brands, discussed potential strategic benefits of a transaction with Boulder Brands and engaged in extensive due diligence related discussions.

On October 16, 2015, the Strategic Review Committee held a meeting at which Messrs. Kraft and Matar and representatives of Fried Frank and William Blair were present. At the meeting, representatives of William Blair updated the Strategic Review Committee regarding the strategic transaction process.

Later in the day on October 16, 2015, at the direction of the Strategic Review Committee, Pinnacle and Party 2 were each provided access to Boulder Brands’ online electronic data room, which contained certain information concerning Boulder Brands’ business and operations.

Between October 16, 2015 and November 23, 2015, Pinnacle and Party 2 conducted due diligence on Boulder Brands, including participating in calls with Boulder Brands’ management and its outside accounting, tax and legal advisors, as well as conducting facility tours.

On October 22, 2015, representatives of Pinnacle conducted site visits and engaged in due diligence-related discussions with representatives of Boulder Brands and William Blair at Boulder Brands’ Florence St. Manufacturing Facility in Denver, Colorado, and Range Street Manufacturing Facility in Boulder, Colorado.

On November 5, 2015, a representative of Pinnacle conducted a site visit and engaged in due-diligence related discussions with representatives of Boulder Brands and William Blair at Boulder Brands’ Laval Bakery in Laval, Quebec, Canada.

On October 21, 2015, the independent directors held a meeting at which Messrs. Kraft and Matar and representatives of Fried Frank were present. At the meeting, representatives of Fried Frank discussed a proposed structure for an acquisition of Boulder Brands and key terms proposed to be included in a draft Merger Agreement to be provided to Pinnacle and Party 2, including that Boulder Brands would agree to pay a termination fee of 2% of the equity value of Boulder Brands in certain circumstances largely relating to a competing proposal or a change of recommendation by the Board.

On October 23, 2015, the Strategic Review Committee held a meeting at which Messrs. Kraft and Matar and representatives of Fried Frank and William Blair were present. At the meeting, representatives of William Blair updated the Strategic Review Committee on discussions with Pinnacle and Party 2 and informed the committee of recent interest expressed by another potential acquiror of Boulder Brands (“Party 3”). Representatives of William Blair discussed the overall process timeline, including proposed dates for submission of initial mark-ups of the Merger Agreement and final bids.

On October 27, 2015, at the direction of the Strategic Review Committee, William Blair distributed a final process letter to Pinnacle and Party 2, inviting each of them to submit a definitive and final proposal for the acquisition of Boulder Brands. The letter requested that each interested party submit to William Blair a detailed mark-up of the Merger Agreement and related disclosure schedules as well as, to the extent necessary, plans to use external financing sources and financing commitment letters by Friday, November 13, 2015. The letter also indicated that Boulder Brands planned to negotiate the Merger Agreement between November 13, 2015 and

November 19, 2015, and that an updated mark-up of the Merger Agreement was to be included in a final bid to be submitted to William Blair on November 20, 2015.

Later that day, at the direction of the Strategic Review Committee, a draft of the Merger Agreement was provided to Pinnacle and Party 2. The draft Merger Agreement contained a termination fee of 2% of the equity value of Boulder Brands.

On October 30, 2015, the Strategic Review Committee held a meeting at which Messrs. Kraft and Matar and representatives of Fried Frank and William Blair were present. At the meeting, the Strategic Review Committee discussed the strategic transaction process timetable. Representatives of William Blair summarized the diligence activities of the potential acquirors, discussed recent interest in a transaction expressed by Party 3 and another potential acquiror and the Strategic Review Committee. The Strategic Review Committee had a robust discussion regarding both Party 3, which was partnering with another party, as a potential acquiror of Boulder Brands, and also another potential acquiror, which had participated in the process at an earlier stage but did not submit an indication of interest (“Party 4”). Party 4 had indicated that if Boulder Brands’ current strategic transaction process did not result in a transaction, it may in the future be prepared to reconsider an acquisition of Boulder Brands. The Strategic Review Committee agreed to allow Party 3 to participate in the process on the existing timeline if Party 3 promptly submitted an indication of interest that the committee found to be attractive.

On November 6, 2015, the Strategic Review Committee held a meeting at which Messrs. Kraft and Matar and representatives of Fried Frank and William Blair were present. At the meeting, representatives of William Blair updated the Strategic Review Committee on the strategic transaction process, including the status of diligence activity. Later that day, at the direction of the Strategic Review Committee, a draft of the disclosure letter to the Merger Agreement was provided to Pinnacle and Party 2.

On November 9, 2015, the independent directors of the Board held a meeting at which Messrs Kraft and Matar and representatives of Fried Frank and William Blair were present. William Blair informed the independent directors that Party 2 had informed representatives of William Blair that it would not be prepared to make a proposal that would achieve Boulder Brands’ price objectives within the time frame of the process and, therefore, decided not to continue in the process.

On November 11, 2015, William Blair notified the Strategic Review Committee that Party 3 had indicated that it would not be able to submit an indication of interest.

On November 13, 2015, Pinnacle submitted to Fried Frank and William Blair a revised draft of the Merger Agreement and related disclosure schedules. The mark-up contained a termination fee of 5% of the equity value of Boulder Brands.

On November 13, 2015, the Strategic Review Committee held a meeting at which Messrs. Kraft and Matar and representatives of Fried Frank and William Blair were present. At the meeting, representatives of Fried Frank discussed with the Strategic Review Committee the terms reflected in the revised draft of the Merger Agreement submitted by Pinnacle, including Pinnacle’s proposal of a termination fee of 5% of the equity value of Boulder Brands. The Strategic Review Committee instructed Fried Frank to reach out to Cravath, Swaine & Moore LLP (“Cravath”), legal counsel to Pinnacle, to discuss the revised drafts.

On November 16, 2015, Fried Frank and Cravath had a teleconference to discuss certain terms of the revised draft of the Merger Agreement and related disclosure schedules that Pinnacle submitted on November 13, 2015. Fried Frank asked Cravath to explain the reasoning behind Pinnacle’s positions on several issues, including certain tender offer mechanics, requirements for the extension of the Expiration Date, the antitrust covenant, financing commitments, contractual remedies and the transaction structure. Representatives of Fried Frank also indicated that Boulder Brands was continuing to seek a 2% termination fee.

On November 18, 2015, Fried Frank provided to Cravath a revised draft of the Merger Agreement and related disclosure schedules.

On November 20, 2015, Perella Weinberg, the financial advisor to Pinnacle, submitted on Pinnacle’s behalf a final bid package to Boulder Brands through William Blair and Fried Frank. The package included a letter proposing an acquisition of Boulder Brands at a price of $10.50 per share in cash, a revised draft of the Merger Agreement and related disclosure schedules and a commitment letter from Bank of America, N.A. (“Bank of America”) to provide debt financing to Pinnacle in an aggregate principal amount of up to $900 million. Pinnacle’s proposal indicated that it would fund the transaction with a combination of cash on-hand, borrowings available under its existing credit facilities and borrowings pursuant to the commitment letter with Bank of America. Pinnacle’s proposal also indicated that it had completed its due diligence, and that its offer was not conditioned upon additional due diligence. Further, the proposal expressed Pinnacle’s willingness to move quickly and announce a transaction within the next few days. Pinnacle’s revised draft of the Merger Agreement contained a 4.5% termination fee.

Also on November 20, 2015, the Strategic Review Committee held a meeting at which Messrs. Kraft and Matar and representatives of Fried Frank and William Blair were present. At the meeting, the Special Committee discussed the proposal from Pinnacle.

On November 21, 2015, the Strategic Review Committee held a meeting at which Messrs. Kraft and Matar and representatives of Fried Frank and William Blair were present. The purpose of the meeting was to further discuss Pinnacle’s proposal. At the meeting, representatives of William Blair discussed with the Strategic Review Committee a financial analysis of Pinnacle’s proposal and potential responses to Pinnacle. In addition, representatives of Fried Frank discussed with the Strategic Review Committee the terms reflected in the Merger Agreement submitted by Pinnacle, including the proposed termination fee of 4.5% of Boulder Brands’ equity value based on the deal price. The Strategic Review Committee directed William Blair to contact Pinnacle to discuss its proposal, specifically as it related to (i) the proposed price per share, and (ii) the termination fee.

In the evening on November 21, 2015, at the instruction of the Strategic Review Committee, representatives of William Blair contacted representatives of Perella Weinberg and indicated that Pinnacle would be well positioned to be selected as the winning bidder if it were willing to increase its offer price to $11.50 per share and reduce its proposed termination fee to 3%, subject to resolution of certain other remaining open points.

On November 22, 2015, Perella Weinberg contacted William Blair with a revised proposal of $10.75 per share and a termination fee of 3% of equity value. Also on November 22, 2015, the Strategic Review Committee held a meeting at which Messrs. Kraft and Matar and representatives of Fried Frank and William Blair were in attendance to discuss Pinnacle’s revised proposal.

Later in the day on November 22, 2015, the Board held a meeting at which Messrs. Kraft and Matar and representatives of Fried Frank and William Blair were in attendance. The purpose of the meeting was to discuss Pinnacle’s revised proposal and the Strategic Review Committee’s process in reviewing Pinnacle’s initial proposal of $10.50 per share and revised proposal of $10.75 per share. William Blair provided a summary of its interactions with Perella Weinberg and Pinnacle’s proposals over the past two days.

Thereafter, at the direction of the Board, William Blair proposed to Perella Weinberg that Boulder Brands would be willing to agree to a price of $11.25 per share. Pinnacle responded to this proposal, through Perella Weinberg, by confirming that its offer price remained at $10.75 per share.

In the evening of November 22, 2015, Messrs. Hollis and Gamgort had a telephone call to discuss the disparity between Boulder Brand’s proposed offer price and Pinnacle’s proposed offer price and they agreed in principle on an offer price of $11.00 per share, subject to satisfactory negotiation of the remaining open points in the Merger Agreement and related disclosure schedules and final board approval by both companies’ boards of directors.

During the period from November 22, 2015 to November 24, 2015, representatives of Pinnacle management and Boulder Brands management, together with representatives of Cravath and Fried Frank, participated in discussions and exchanged drafts in order to finalize the Merger Agreement and related disclosure schedules

On November 23, 2015, Mr. Hollis and Mr. Gamgort had a telephone call to discuss the timing and logistics of announcing the proposed transaction.

In the evening of November 23, 2015, the Board met to review the proposed transaction. Messrs. Kraft and Matar and representatives of Fried Frank and William Blair were in attendance. Members of the Strategic Review Committee and representatives of Fried Frank and William Blair reviewed with the Board the discussions that had recently occurred with Pinnacle. Representatives of Fried Frank reviewed with the Board their fiduciary duties in the context of the proposed transaction and presented to the Board the final terms of the proposed Merger Agreement. Representatives of William Blair presented to the Board its financial analysis of the proposed transaction and rendered to the Board the oral opinion of William Blair, which was confirmed by delivery of a written opinion dated November 24, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by William Blair in preparing the opinion, the $11.00 in cash per share to be paid to the holders of shares of Common Stock in the proposed Offer and Merger was fair, from a financial point of view, to such holders (other than Pinnacle and its affiliates). Thereafter, the Board unanimously (A) approved and declared fair and advisable and in the best interests of Boulder Brands the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (B) determined that it is in the best interests of Boulder Brands and its stockholders that Boulder Brands enter into the Merger Agreement and consummate the transactions on the terms and subject to the conditions set forth in the Merger Agreement, and (C) resolved that the Offer was approved and to recommend to the stockholders of Boulder Brands that they accept the Offer and tender their shares of Common Stock pursuant to the Offer.

The Merger Agreement was executed by the parties on the morning of November 24, 2015 before the open of trading on the NASDAQ Global Select Market. Following the execution of the Merger Agreement, Boulder Brands and Pinnacle issued a joint press release announcing the execution of the Merger Agreement.

On December 9, 2015, Pinnacle and Purchaser filed with the SEC its Schedule TO and commenced the Offer. On the same day, Boulder Brands filed with the SEC this Schedule 14D-9 in connection with the Offer.

Reasons for Recommendation

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, and recommending that Boulder Brands’ stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer, the Board and the Strategic Review Committee held several meetings and consulted with Boulder Brands’ senior management and representatives of Boulder Brands’ outside legal counsel, Fried Frank, and Boulder Brands’ outside financial advisor, William Blair, respectively, and considered and analyzed a wide and complex range of factors.

The Board believed the following material factors and benefits supported its unanimous determination and recommendation:

•

Transaction Financial Terms; Premium to Market Price. The Board considered the relationship of the consideration to be received by Boulder Brands’ stockholders in the Offer and the Merger to the current and historical market prices of shares of Common Stock. The consideration to be paid in cash for each share of Common Stock would provide Boulder Brands’ stockholders with the opportunity to receive a premium over the market price of the shares. The Board reviewed the historical market prices, volatility and trading information with respect to the shares of Common Stock of Boulder Brands, including the fact that the consideration to be received by Boulder Brands’ stockholders in the Offer and the Merger represented a premium of approximately 62.5% over the share price 30 days prior to August 6, 2015, the date of the public announcement that Boulder Brands was exploring strategic alternatives, approximately 37.5% over the share price for the one-week prior to August 6, 2015, approximately 46.7% over the share price on August 5, 2015 (the last full trading day prior to the announcement that Boulder Brands was exploring strategic alternatives), approximately 25.3% over the average closing price per share of the shares on the NASDAQ Global Select Market for the 30-day period prior to November 22, 2015, the day of Pinnacle’s final proposal, approximately 21.7% for the one-week prior to November 22, 2015 and approximately 12.1% over the closing price per share on November 20, 2015 (the last full trading day prior to the Board meeting on November 23, 2015);

•

Boulder Brands’ Operating and Financial Condition; Prospects of Boulder Brands. The Board considered the current and historical financial condition, results of operations, competitive position, business and prospects of Boulder Brands as well as Boulder Brands’ financial plan and prospects if Boulder Brands were to remain an independent company and the potential impact on the trading price of the Common Stock. The Board discussed Boulder Brands’ current business plan, including the risks associated with achieving and executing upon Boulder Brands’ business plan, the potential impact of general economic and market trends on Boulder Brands’ future financial results. The risks considered by the Board included, among others, the potential volatility of the cost of commodities necessary to produce Boulder Brands’ products, the risks posed by intensified competitive pressures, including from suppliers and business partners and the future of the potential growth in the gluten-free and health and wellness spaces in the food and beverage industry. The Board also considered the highly competitive environment in which Boulder Brands operates and is expected to operate in the future, the fact that some of Boulder Brands’ competitors have substantially greater resources than Boulder Brands, including, but not limited to, larger marketing budgets, broader capabilities to support Boulder Brands’ various brands, and greater operational, sourcing and distribution capabilities, and the impact of this competitive environment on Boulder Brands’ ability to price its products to maintain and expand margin and retain and expand its portion of the total available market;

•

Strategic Alternatives. The Board considered the possible alternatives to the acquisition of Boulder Brands by Pinnacle (including the possibility of continuing to operate Boulder Brands as an independent public company and the likelihood that any other parties would consider making an offer to acquire Boulder Brands), the range of potential benefits to Boulder Brands’ stockholders of these alternatives and the timing and the likelihood, taking into account risks of execution as well as business, competitive, industry and market risks, of accomplishing the goals of such alternatives. The Board also considered the possibility of maximizing value through other transaction alternatives, including by selling or spinning-off one of Boulder Brands’ segments, but after discussion with management and its advisors, concluded that the value potentially achieved by stockholders from such a sale or spin-off was likely to be less than the value achievable by stockholders from a sale of Boulder Brands, taking into account the potential dissynergies, timing, costs (including potential tax leakage) and execution risks associated with such a sale or a spin-off;

•

Highest Value Reasonably Obtainable. The Board believed that the consideration of $11.00 per share of Common Stock represented the highest value reasonably obtainable for the shares. The Board considered the fact that (1) Boulder Brands and William Blair conducted a public process and contacted 36 total potential acquirors and (2) only one other party submitted an initial indication of interest (Party 2), in which it proposed to acquire Boulder Brands for between $9.00 and $10.50 per share, with a significant portion of the consideration in Party 2’s stock and Party 2 did not submit a final bid. The Board believed based on its negotiations with Pinnacle, that the consideration offered by Pinnacle was the highest price per share that Pinnacle was willing to pay. The Board also believed, based in part on the result of the process through which it solicited other potential acquirors for Boulder Brands, that it was unlikely that any other potential acquiror would be willing to pay more than $11.00 per share to acquire Boulder Brands;

•

Full and Fair Value. The Board believed that the Offer Price of $11.00 per share of Common Stock represented a full and fair value for the shares, taking into account the Board’s familiarity with Boulder

Brands’ current and historical financial condition, results of operations, business, competitive position and prospects, as well as Boulder Brands’ existing business plan and potential long-term value achievable under the plan, taking into account the potential risks associated with the successful execution of Boulder Brands’ existing business plan;

•

Opinion of Boulder Brands’ Financial Advisor. The oral opinion of William Blair delivered to the Board on November 23, 2015, which was confirmed by delivery of a written opinion dated November 24, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by William Blair in preparing the opinion, the $11.00 in cash per share to be paid to the holders of shares of Common Stock in the proposed Offer and Merger was fair, from a financial point of view, to such holders (other than Pinnacle and its affiliates), and William Blair’s related financial analyses presented to the Board in connection with the delivery of its oral opinion, in each case as more fully described below under the heading “Opinion of Boulder Brands’ Financial Advisor” beginning on page 26 of this Schedule 14D-9. The full text of the written opinion of William Blair, dated November 24, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering the opinion, is attached as Annex II to this Schedule 14D-9. Boulder Brands urges stockholders to read the full text of William Blair’s written opinion and the discussion of the opinion and William Blair’s analyses below under the heading “Opinion of Boulder Brands’ Financial Advisor”;

•

Cash Consideration; Certainty of Value. The Board considered that the consideration to be paid to Boulder Brands’ stockholders in the Offer and the Merger consists entirely of cash, which provides immediate liquidity and certainty of value to Boulder Brands’ stockholders. The Board believed that this certainty of value was compelling compared to the long-term value creation potential of Boulder Brands’ business taking into account the risks of remaining independent and pursuing Boulder Brands’ current business and financial plans;

•

Negotiation of the Merger Agreement. The Board considered the fact that the Merger Agreement was negotiated at arms’ length between Boulder Brands and Pinnacle with the assistance of their respective legal and financial advisors;

•

Terms of the Merger Agreement. For the reasons noted below, the Board believed that the provisions of the Merger Agreement were in the best interests of Boulder Brands and its stockholders and included the most favorable terms reasonably attainable from Pinnacle. In particular:

•

No Financing Condition. The Board considered the fact that the Offer and the Merger are not subject to any financing condition. The Board also considered that Pinnacle had obtained committed debt financing for the Transactions and that such committed financing, together with its cash on hand and borrowing capacity under its existing debt arrangements, would be sufficient to pay the amounts required to be paid under the Merger Agreement;

•

Tender Offer Structure; Speed of Completion. The Board considered the anticipated timing of the consummation of the Transactions, and the structure as a tender offer for the shares, which subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, should allow the stockholders to receive the consideration for their shares of Common Stock in a relatively short time frame, followed by a second-step merger under Section 251(h) of the DGCL, in which stockholders who do not tender their shares of Common Stock in the Offer will receive the same Offer Price (subject to such stockholders’ appraisal rights under the DGCL). Because the second-step merger will be conducted under Section 251(h) of the DGCL, no stockholder vote is required to consummate the Merger;

•

Ability to Respond to Certain Unsolicited Takeover Proposals. While Boulder Brands is prohibited from soliciting any Takeover Proposal (as defined in the Merger Agreement) or participating in any discussions regarding a Takeover Proposal, the Merger Agreement does permit Boulder Brands, subject to compliance with certain procedural requirements, to (i) furnish information with respect to Boulder Brands and its subsidiaries to a person making an unsolicited Takeover Proposal and (ii) participate in discussions and negotiations with the person making such unsolicited Takeover Proposal regarding the Takeover Proposal, subject to the terms of the Merger Agreement;

•

Change in Recommendation/Termination Right. The Board considered the ability of Boulder Brands under certain circumstances and subject to the conditions described in the Merger Agreement to entertain unsolicited Takeover Proposals that constitute or could reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement), the ability of the Board in certain circumstances to withdraw, qualify, modify or amend its recommendation that the holders of shares of Common Stock accept the Offer and tender their shares, including in connection with a Superior Proposal, and Boulder Brands’ right to terminate the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal (subject to payment of the termination fee);

•

Conditions to the Consummation of the Offer and Merger; Likelihood of Consummation. The Board considered the reasonable likelihood of the consummation of the Transactions in light of the limited and customary conditions in the Merger Agreement to Purchaser’s obligations to accept for payment and pay for the shares of Common Stock tendered pursuant to the Offer, as well as Boulder Brands’ ability to seek specific performance to prevent certain breaches or threatened breaches of the Merger Agreement, including to cause the Offer and the Merger to be consummated if all of the conditions to Pinnacle and Purchaser’s obligations to effect the closing of the Offer and the Merger, respectively, have been satisfied or waived; and

•

Termination Fee. The Board was of the view that the $21.3 million termination fee (representing three percent (3%) of the equity value of Boulder Brands based on the $11.00 per share price in the proposed transaction) payable by Boulder Brands to Pinnacle, if the Merger Agreement is terminated for the reasons discussed in the Merger Agreement, was comparable to termination fees in transactions of a similar size, was reasonable and would not be likely to deter competing bids.

•

Appraisal Rights. The Board discussed the availability of statutory appraisal rights under Delaware law in the Merger for holders of shares of Common Stock who do not tender their shares in the Offer, do not vote such shares in favor of the Merger, if applicable, and who otherwise comply with all the required procedures under Delaware law.

The Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the Transactions, including, but not limited to, the following:

•

Impact of Announcement on Boulder Brands. The Board considered the effect of a public announcement of the Transactions on Boulder Brands’ operations, stock price and employees and its ability to attract and retain key management and employees while the Transactions are pending;

•

No Stockholder Participation in Future Growth or Earnings. The Board considered the fact that as a cash transaction, Boulder Brands’ stockholders will be prevented from participating in Boulder Brands’ potential future earnings and growth or benefit from any future increase in its value following the consummation of the Transactions, including the Offer and the Merger;

•

Uncertainty of Transaction Completion; Consequences of Failure to Close. The Board considered the fact that while Boulder Brands expects that the Transactions will be consummated, there can be no assurance that the conditions to the Offer or the Merger will be satisfied, and that as a result, the Transactions may not be completed. If such Transactions are not consummated, (i) the trading price of the shares of Common Stock could be adversely affected, (ii) Boulder Brands will have incurred significant transaction and opportunity costs attempting to consummate the Transactions, (iii) Boulder Brands may have lost consumers, business partners and employees after the announcement of the

Merger Agreement and the Transactions, (iv) Boulder Brands’ business may be subject to disruption, and (v) the market’s perceptions of Boulder Brands prospects could be adversely affected;

•

No Solicitation. Subject to certain exceptions, the Merger Agreement precludes Boulder Brands from soliciting alternative acquisition proposals. However, based upon the fact that Boulder Brands publicly discussed that it was pursuing strategic alternatives and it engaged in the process described above, the Board believed that the Offer and the Merger were the best transactions reasonably likely to be available to Boulder Brands;

•

Termination Fee. The Board considered that the Merger Agreement requires Boulder Brands to pay to Pinnacle a termination fee of $21.3 million in certain circumstances as described above, and the possibility that the payment of such termination fee might discourage a competing proposal from another prospective acquiror seeking to acquire Boulder Brands or reduce the aggregate consideration offered in any such proposal. The Board determined that the termination fee provisions were reasonable and that they would be unlikely to deter an interested third party in making an acquisition proposal;

•	Interim Restrictions on Boulder Brands’ Business. The Board considered the restrictions imposed by the Merger Agreement on the conduct of Boulder Brands’ business prior to completion of the Merger;

•

Taxable Consideration. The Board considered that gains from the consideration to be received by Boulder Brands’ stockholders in the Offer and the Merger will be taxable to the stockholders for federal income tax purposes; and

•

Conflicts of Interest. The Board considered the fact that Boulder Brands executive officers and directors may have interests in the Transactions that are different from, or in addition to, those of Boulder Brands’ other stockholders, and the risk that these interests might influence their decision with respect to the Transactions.

The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Opinion of Boulder Brands’ Financial Advisor

Fairness Opinion Summary

Pursuant to an engagement letter dated August 5, 2015, William Blair was engaged to act as financial advisor to the Board in connection with a possible sale of Boulder Brands. As part of its engagement, William Blair delivered its written opinion to the Board that, as of November 24, 2015 and based upon and subject to the factors, qualifications and assumptions set forth therein, the Offer Price was fair, from a financial point of view, to the stockholders of Boulder Brands (other than Pinnacle and its affiliates).

The full text of the written opinion of William Blair, dated November 24, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. William Blair provided its opinion for the information and assistance of the Board of Boulder Brands in connection with its evaluation of the Transactions. William Blair’s fairness opinion is not a recommendation as to how any stockholder should act with respect to the tender offer or vote with respect to the merger. In connection with its financial advisory services in the Transactions,

William Blair will receive fees of approximately $12.2 million, a portion of which became payable upon delivery of its opinion and a portion which is payable upon the consummation of the Transactions.

Fairness Advisory Disclosure

William Blair was engaged to act as financial advisor to the Board of Boulder Brands in connection with a possible sale of Boulder Brands. As part of its engagement, the Board requested William Blair to render an opinion as to whether the Offer Price to be received by the stockholders of Boulder Brands (other than Pinnacle and its affiliates) was fair, from a financial point of view, to such stockholders. On November 23, 2015, William Blair rendered its oral opinion to the Board and subsequently confirmed in writing on November 24, 2015, that, as of such date and based upon and subject to the factors, qualifications and assumptions set forth therein, the Offer Price was fair, from a financial point of view, to the stockholders of Boulder Brands (other than Pinnacle and its affiliates).

The full text of the written opinion of William Blair, dated November 24, 2015, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. The analysis performed by William Blair should be viewed in its entirety: none of the methods of analysis should be viewed in isolation. William Blair provided its opinion for the information and assistance of the Board of Boulder Brands in connection with its evaluation of the Transactions. William Blair’s opinion is not a recommendation as to how any stockholder of the Common Stock should act with respect to the tender offer or rate with respect to the proposed merger and does not address the underlying business decision of Boulder Brands to engage in the Transactions.

In connection with rendering the opinion described above and performing its related financial analyses, William Blair reviewed, among other things:

•	the Merger Agreement;

•	certain audited historical financial statements of Boulder Brands for the two years ended December 31, 2014;

•	the unaudited financial statements of Boulder Brands for the nine months ended September 30, 2015;

•

certain internal business, operating and financial information and forecasts of Boulder Brands as prepared by the senior management of Boulder Brands (the “Forecasts”), and sensitivities prepared at the direction of and approved by the Board of Boulder Brands relating thereto (the “Sensitivities”);

•	information regarding publicly available terms of certain other transactions that William Blair deemed relevant;

•	information regarding certain publicly traded companies that William Blair deemed relevant;

•	current and historical market prices and trading volumes of the Common Stock; and

•	certain other publicly available information on Boulder Brands.

William Blair also held discussions with members of the senior management of Boulder Brands regarding the foregoing and considered other matters which William Blair deemed relevant to its inquiry and have taken into account such accepted financial and investment banking procedures and considerations as William Blair deemed relevant. In connection with its engagement, William Blair was requested to approach, and held discussions with, third parties to solicit indications of interest in a possible acquisition of Boulder Brands.

In rendering its opinion, William Blair assumed and relied upon, without independent verification, the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with it for purposes of its opinion including, without limitation, the Forecasts prepared and provided by the senior management of Boulder Brands. William Blair did not make or obtain an independent valuation or appraisal of the assets, liabilities or solvency of Boulder Brands or Pinnacle. William Blair was advised by the senior management of Boulder Brands that the Forecasts examined by William Blair were reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Boulder Brands, and at the direction of the Board of Boulder Brands, also applied the Sensitivities to the Forecasts. In that regard, William Blair assumed, with the consent of Boulder Brands, that (i) the Forecasts will be achieved in the amounts and at the times contemplated thereby, taking into account the application of the Sensitivities, and (ii) all material assets and liabilities (contingent or otherwise) of Boulder Brands are as set forth in Boulder Brands’ financial statements or other information made available to William Blair. William Blair expressed no opinion with respect to the Forecasts, the Sensitivities or the estimates and judgments on which they were based. William Blair did not consider, and expressed no opinion, as to the amount or nature of the compensation to any of Boulder Brands’ officers, directors or employees (or any class of such persons) relative to the compensation to other stockholders. William Blair’s opinion is based upon economic, market, financial and other conditions existing on, and other information disclosed to William Blair as of the date of the opinion. Although subsequent developments may affect its opinion, William Blair does not have any obligation to update, revise or reaffirm its opinion. William Blair has relied as to all legal matters on advice of counsel to Boulder Brands, and assumed that the Transactions will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by Boulder Brands.

William Blair’s opinion does not address the underlying business decision of Boulder Brands to engage in the Transaction or any view on another term or aspect of the Merger Agreement. William Blair’s opinion is limited to the fairness, from a financial point of view, to the stockholders (other than Pinnacle and its affiliates) of the Offer Price on the date of the opinion. The opinion does not constitute a recommendation to any stockholder as to how such stockholder should act with respect to the Offer Price. The opinion was reviewed and approved by the fairness opinion committee of William Blair.

The following is a summary of the material financial analyses performed and material factors considered by William Blair to arrive at its opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by William Blair, nor does the order of analyses described represent the relative importance or weight given to those analyses by William Blair. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of William Blair’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 20, 2015 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Based on FactSet Research as of November 20, 2015, William Blair reviewed the historical trading prices and volumes for the Common Stock for the last twelve-month (“LTM”) period ended November 20, 2015, which ranged from $6.42 to $11.68 per share of Common Stock and had a volume weighted average price (“VWAP”) of $8.85, and for the three-year period ended November 20, 2015, which ranged from $6.42 to $17.94 per share of Common Stock and had a VWAP of $11.11. In addition, William Blair compared the LTM and three-year relative indexed price performance of the Common Stock for the LTM and three-year periods ended November 20, 2015 to the indexed stock price performance of five selected food and beverage companies and the S&P 500 Index, for the same periods.

Based on this comparison, the indexed price performance of the Common Stock was below the indexed price performance of (i) the selected food and beverage companies and (ii) the S&P 500 Index for the three-year period ended November 20, 2015. Further, William Blair noted that for the LTM period ended November 20, 2015, Boulder Brands experienced a decline in indexed price performance of 2.1%, compared to a 44.6% decline in the indexed price performance for the selected food and beverage companies. For the three-year period ended November 20, 2015, Boulder Brands experienced a decline of 7.5% in its indexed price performance, compared to an 81.0% increase in the average price performance of selected food and beverage companies and a 50.5% increase in S&P 500 Index price performance.

Selected Publicly Traded Companies Analysis. Based on its professional judgment and experience, William Blair selected five comparable public food and beverage companies with similar products, channels and growth profiles as Boulder Brands. The selected food and beverage companies examined were:

•	The Hain Celestial Group, Inc.;

•	The WhiteWave Foods Company (since October 26, 2012);

•	SunOpta Inc.;

•	Keurig Green Mountain, Inc.; and

•	Inventure Foods, Inc.

Based on publicly available information, William Blair derived enterprise values for each of the selected food and beverage companies as a multiple of its (i) revenue for the LTM, (ii) estimated calendar year 2015 revenue, (iii) adjusted EBITDA for the LTM, and (iv) estimated calendar year 2015 adjusted EBITDA. Adjusted EBITDA is earnings before interest, taxes, depreciation and amortization as adjusted for stock-based compensation, purchase accounting adjustments, restructuring, acquisition and integration-related costs and other non-recurring items. William Blair also calculated stock price to earnings per share estimates for estimated calendar years 2015 and 2016. William Blair compared such values to the implied transaction multiples for Boulder Brands which were calculated by using the Offer Price per share of Common Stock based on information from the Forecasts. The following table presents a summary of the results of this analysis:

Selected Publicly Traded Companies Analysis
Range of Comparable Companies
Valuation Multiple	Implied Transaction Multiples	Min.	Mean	Median	Max.
Enterprise Value / LTM Revenue	1.92x	0.72x	1.49x	1.66x	2.43x
Enterprise Value / CY 2015 Revenue	1.86x	0.84x	1.52x	1.68x	2.43x
Enterprise Value / LTM Adjusted EBITDA	14.6x	6.7x	13.7x	13.7x	18.5x
Enterprise Value / CY 2015 Adjusted EBITDA	13.6x	7.3x	15.0x	15.8x	19.9x
CY 2015E P/E	47.8x	15.9x	28.3x	29.8x	37.8x
CY 2016E P/E	30.6x	14.1x	19.1x	18.3x	28.6x

Although William Blair compared the projected valuation multiples of the selected companies to those implied for Boulder Brands in the transaction, none of the selected public companies are directly comparable to Boulder Brands. Accordingly, any analysis of the selected companies involves considerations and judgments concerning the differences in financial and operating characteristics and other factors that would affect the analysis of the valuation multiples of the selected public companies.

Selected Precedent Transactions Analysis. Based on publicly available information, William Blair performed an analysis of selected precedent transactions consisting of 19 transactions closed since 2012 with targets in the branded food and beverage sector with enterprise values in excess of $100 million with similar business models, financial profiles, and/or products offered that William Blair deemed relevant. William Blair did not take into account any announced or consummated transaction whereby relevant financial information was not publicly disclosed and available. The selected transactions were not intended to be representative of the entire range of possible transactions in the food and beverage industry. The transactions that were examined were (target/acquiror (date closed)):

•	Wallaby Yogurt Company, Inc. / The WhiteWave Foods Company (August 2015);

•	Vega (Sequel Natural Ltd.) / The WhiteWave Foods Company (August 2015);

•	Applegate Farms LLC / Hormel Foods Corp. (July 2015);

•	Kraft Foods Group, Inc. / H.J. Heinz Corp. (July 2015);

•	Garden Fresh Salsa Company, Inc. / Campbell Soup Company (June 2015);

•	Big Heart Pet Brands / The J.M. Smucker Company (March 2015);

•	Gardein Protein International, Inc. / Pinnacle Foods Inc. (November 2014);

•	Annie’s, Inc. / General Mills, Inc. (September 2014);

•	The Hillshire Brands Company / Tyson Foods, Inc. (August 2014);

•	Cytosport, Inc. / Hormel Foods Corp. (August 2014);

•	Van’s International Foods, Inc. / The Hillshire Brands Company (May 2014);

•	Dymatize Enterprises LLC / Post Holdings, Inc. (December 2013);

•	Natural Selection Foods, LLC / The WhiteWave Foods Company (December 2013);

•	Kind LLC / Daniel Lubetsky (November 2013);

•	Pirate Brands, LLC / B&G Foods North America, Inc. (June 2013);

•	Morningstar Foods, LLC / Saputo Inc. (January 2013);

•	Snack Factory, LLC / Snyders-Lance, Inc. (October 2012);

•	Wm. Bolthouse Farms, Inc. / Campbell Soup Company (August 2012); and

•	Brookside Foods Ltd. / The Hershey Company (January 2012).

For each of the selected transactions, William Blair calculated the enterprise value as a multiple of its LTM revenue and its LTM adjusted EBITDA, and compared them against similar multiples for Boulder Brands at the implied transaction value.

The following table presents the results of this analysis:

Precedent Transactions Analysis
	Implied Transaction Multiples	Range of Select Precedent Transactions
Valuation Multiple		Min.	Mean	Median	Max.
Enterprise Value / LTM Revenue	1.92x	0.83x	2.53x	2.31x	5.54x
Enterprise Value / LTM Adjusted EBITDA	14.6x	10.0x	15.3x	13.1x	36.2x

Although William Blair compared the valuation multiples of the selected transactions to those implied for Boulder Brands in the transaction, none of the companies in the selected transactions are directly comparable to Boulder Brands. Accordingly, any analysis of the selected transactions involves considerations and judgments concerning the differences in financial and operating characteristics and other factors that would affect the analysis of the valuation multiples of the selected transactions.

Discounted Cash Flow Analysis. Based solely on the Forecasts (as modified by the Sensitivities), information and assumptions provided by the management of Boulder Brands, William Blair performed a discounted cash flow analysis of Boulder Brands’ projected unlevered free cash flows for the fiscal years ending December 31, 2016 through December 31, 2020. Using the discounted cash flow methodology, William Blair estimated a terminal value by utilizing a range of projected exit multiples for fiscal year 2020 of 8.0x to 12.0x and assumed discount rates ranging from 8.0% to 10.0%. The terminal multiples range was derived in part from the relevant multiple ranges of the selected publicly traded companies analysis and the selected precedent transactions analysis. The discount rate range was derived based upon a weighted cost of capital analysis using an application of the capital asset pricing model.

William Blair aggregated the present value of the unlevered free cash flows as of December 31, 2015 over the applicable forecast period with the present value of the range of terminal values to arrive at an implied enterprise value range. William Blair derived a range of implied equity value per share by deducting Boulder Brands’ net debt as of September 30, 2015 from the resulting enterprise value range and dividing such amount by Boulder Brands’ total diluted shares outstanding as of October 31, 2015. At the direction of the Board, due to the historical performance of Boulder Brands in comparison to the historical projections of Boulder Brands, William Blair applied the Sensitivities to the Forecasts. The Sensitivities applied average revenue growth rates for the years 2016 through 2020 ranging from 4.0% to 8.0%, rather than the assumptions used in the Forecasts of (i) projected revenue growth of 1.2% from 2014 to estimated calendar year 2015, (ii) projected revenue growth of 4.0% from estimated calendar year 2015 to projected calendar year 2016 and (iii) compound annual growth of 7.1% from estimated calendar year 2015 to calendar year 2020. The Sensitivities also applied average EBITDA margins for the years 2016 through 2020 ranging from 15.0% to 17.0%, rather than the LTM EBITDA margin of 13.0% and average EBITDA margin of 17.0% from estimated calendar years 2015 through 2020 used in the Forecasts. This analysis resulted in a range of implied equity values from $9.98 to $16.57 per share of Common Stock based solely on the Forecasts and a range of implied equity values of $8.75 to $13.80 per share of Common Stock based on the Forecasts as modified by the Sensitivities.

Leveraged Buyout Analysis. Based on the Forecasts (as modified by the Sensitivities) William Blair performed a leveraged buyout analysis and projected illustrative implied purchase prices at which a leveraged buyout of Boulder Brands could occur for a potential investor. In this analysis, William Blair estimated a terminal value by utilizing a range of fiscal year 2020 EBITDA multiples of 8.0x to 12.0x and assumed internal rate of returns ranging from 15.0% to 18.0%. The terminal multiples range was derived from the relevant multiple ranges of the selected publicly traded companies analysis and the selected precedent transactions analysis. The internal rate of return range was derived by William Blair utilizing its professional judgment and experience. At the direction of the Board of Boulder Brands, due to the historical performance of Boulder Brands in comparison to the historical projections of Boulder Brands, William Blair applied the Sensitivities to the Forecasts in the same manner as in the discounted cash flow analysis described above. This analysis resulted in a range of implied purchase prices of $7.57 to $12.29 per share of Common Stock based solely on the Forecasts and a range of implied purchase prices of $6.78 to $10.30 per share of Common Stock based on the Forecasts as modified by the Sensitivities.

M&A Premiums Paid Analysis. Based on Dealogic data, William Blair reviewed information from 125 public, domestic target transactions with equity values between $500 million to $1 billion that were announced during the five-year period ended November 20, 2015 in which 100% of the target’s equity was acquired, excluding transactions involving closed-end funds or real estate investment trusts. Specifically, William Blair analyzed the transaction price per share as a premium to the closing share price one day, one week, one month, 60 days, 90 days and 180 days prior to November 22, 2015, the date of Pinnacle’s final proposal. William Blair also compared the range of resulting per share stock price premiums for the reviewed transactions to the premium implied by the Offer Price pursuant to the Merger Agreement based on the share price of the Common Stock one day, one week, one month, 60 days, 90 days and 180 days prior to August 6, 2015, the date of Boulder Brands’ public announcement of its exploration of strategic alternatives. Information regarding the premiums from William Blair’s analysis of selected transactions is set forth in the following tables:

Premiums Paid Relative to August 6, 2015

	Metric	Boulder Brands Close	Premium @ $11.00/ share	Premiums Paid Data Percentile
				10th	20th	30th	40th	50th	60th	70th	80th	90th
August 6, 2015	One Day Prior (8/5/15)	$7.50	46.7%	3.0%	9.4%	12.4%	18.9%	23.5%	28.3%	33.5%	42.8%	56.3%
	One Week Prior	$8.00	37.5%	6.3%	10.5%	14.8%	18.8%	24.9%	28.9%	38.0%	43.1%	56.6%
	One Month Prior	$6.77	62.5%	9.1%	14.1%	19.8%	23.8%	31.3%	36.0%	44.4%	58.7%	65.8%
	60 Days Prior	$9.18	19.8%	14.7%	17.2%	24.5%	30.9%	33.9%	42.4%	58.5%	62.2%	80.8%
	90 Days Prior	$9.51	15.7%	11.9%	20.3%	29.8%	34.8%	40.3%	45.9%	58.2%	64.3%	82.9%
	180 Days Prior	$11.12	(1.1%)	10.8%	17.9%	25.8%	34.1%	45.2%	54.6%	71.0%	81.7%	115.8%

Premiums Paid Relative to November 22, 2015

	Metric	Boulder Brands Close	Premium $11.00/ share	Premiums Paid Data Percentile
				10th	20th	30th	40th	50th	60th	70th	80th	90th
November 22, 2015	One Day Prior (11/21/15)	$9.81	12.1%	3.0%	9.4%	12.4%	18.9%	23.5%	28.3%	33.5%	42.8%	56.3%
	One Week Prior	$9.04	21.7%	6.3%	10.5%	14.8%	18.8%	24.9%	28.9%	38.0%	43.1%	56.6%
	One Month Prior	$8.78	25.3%	9.1%	14.1%	19.8%	23.8%	31.3%	36.0%	44.4%	58.7%	65.8%
	60 Days Prior	$8.64	27.3%	14.7%	17.2%	24.5%	30.9%	33.9%	42.4%	58.5%	62.2%	80.8%
	90 Days Prior	$8.26	33.2%	11.9%	20.3%	29.8%	34.8%	40.3%	45.9%	58.2%	64.3%	82.9%
	180 Days Prior	$9.46	16.3%	10.8%	17.9%	25.8%	34.1%	45.2%	54.6%	71.0%	81.7%	115.8%

General

The summary above is not a complete description of the analysis performed by William Blair, but contains the material elements of the analysis. The preparation of an opinion regarding fairness is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the financial terms of the proposed acquisition and add to the total mix of information available. The analyses were prepared solely for the purpose of William Blair providing its opinion and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the Offer Price to be received by Boulder Brands’ stockholders. Rather, in rendering its written opinion on November 24, 2015 to the Board of Boulder Brands, as of that date and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, as to whether the Offer Price to be received by the stockholders (other than Pinnacle and its affiliates) of Boulder Brands common stock, was fair, from a financial point of view, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair’s fairness opinion considered each valuation method equally and did not place any particular reliance on a specific analysis. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

William Blair has been engaged in the investment banking business since 1935. William Blair continually undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of its business, William Blair may from time to time trade the securities of Boulder Brands or Pinnacle for its own account and for the accounts of its customers, and accordingly may at any time hold a long or short position in such securities.

The Offer Price was determined through arm’s-length negotiations between Boulder Brands and Pinnacle and was approved by Boulder Brands’ Board. William Blair provided advice to Boulder Brands during these negotiations. William Blair did not, however, recommend any specific amount of consideration to Boulder Brands or its Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

As described above, William Blair’s opinion to Boulder Brands’ Board was one of many factors taken into consideration by Boulder Brands’ Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by William Blair in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of William Blair attached as Annex II.

William Blair has provided certain investment banking services to Boulder Brands from time to time for which William Blair received customary compensation, including acting as advisor to Boulder Brands in connection with its consideration of certain strategic business alternatives in 2015. William Blair has acted as Boulder Brands’ financial advisor in connection with the Transactions and has participated in certain of the negotiations leading to the Transactions. In connection with its financial advisory services in the Transactions, William Blair will receive fees of approximately $12.2 million, a portion of which became payable upon delivery of its opinion and a portion which is payable upon the consummation of the Transactions. In addition, Boulder Brands has agreed to reimburse William Blair for all reasonable out-of-pocket expenses incurred by it in connection with its engagement. Boulder Brands also agreed to indemnify William Blair and related persons against various liabilities.

Intent to Tender

To the knowledge of Boulder Brands after making reasonable inquiry, all of Boulder Brands’ executive officers and directors currently intend to tender or cause to be tendered all shares of Common Stock held of record or beneficially owned by such person pursuant to the Offer. The foregoing does not include any shares of Common Stock over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Financial Projections

In connection with the evaluation of a strategic transaction involving Boulder Brands and in connection with the rendering of William Blair’s opinion described under “Item 4. The Solicitation or Recommendation—Opinion of Boulder Brands’ Financial Advisor,” William Blair and the Board were provided with non-public, unaudited, stand-alone, financial forecasts for Boulder Brands for FY2015 through FY2020, which is described below (the “Projections”). The Projections were also provided to Pinnacle in connection with its due diligence review of Boulder Brands.

The Projections were prepared solely for internal use and were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with the published guidelines of the SEC regarding projections and the use of measures other than generally accepted accounting principles as applied in the United States (“GAAP”), the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections or forecasts, or generally accepted accounting principles. Neither Boulder Brands’ independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to the Projections described below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Projections.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions, including, but not limited to, those relating to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Boulder Brands’ business, all of which are difficult to predict and many of which are beyond Boulder Brands’ control. The Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the forecasted results will be realized or that actual results will not be significantly higher or lower than forecasted. The Projections cover multiple years and such information by its nature becomes less predictive with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Boulder Brands’ control. The Projections also reflect assumptions as to certain business decisions that are subject to change. The Projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. None of Boulder Brands, Pinnacle, Purchaser, any of their respective affiliates, financial advisors or representatives or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections described below.

The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of Boulder Brands by Pinnacle and Purchaser pursuant to the Offer and the Merger. Boulder Brands’ management’s internal financial forecast, upon which the Projections were based, is subjective in many respects. As a result, the inclusion of the Projections in this Schedule 14D-9 should not be relied on as an indication that Boulder Brands, Pinnacle, William Blair or any other recipient of the Projections considered, or now considers, these forecasts to be material or necessarily predictive of actual future events.

The Projections are forward-looking statements. For information on factors that may cause Boulder Brands’ future financial results to materially vary, see “Item 8. Additional Information—Forward-Looking Statements,” below.

The information from the Projections set forth below should be evaluated, if at all, in conjunction with the historical consolidated financial statements and other information regarding Boulder Brands contained elsewhere in this Schedule 14D-9, the Offer to Purchase and Boulder Brands’ public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Projections described in this Schedule 14D-9.

The Projections set forth below are not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender a stockholder’s shares of Common Stock in the Offer in the Offer, because Boulder Brands believes they are material or because Boulder Brands believes they are a reliable prediction of actual future results, but because the Projections were made available to William Blair and Pinnacle.

(FY ended December 31, ) ($ in millions)	2015	2016	2017	2018	2019	2020
Revenue	$523.0	$543.9	$588.3	$645.0	$698.1	$737.4
EBITDA	63.3	77.9	85.5	104.5	120.0	133.7
Adjusted EBITDA (1)	71.4	84.7	92.7	109.4	125.3	139.8
EPS, Diluted Shares	$0.23	$0.36	$0.46	$0.66	$0.83	$0.99
Unlevered Free Cash Flow	—	$41.5	$46.3	$56.3	$64.0	$75.0

(1)

EBITDA adjusted for restructuring, acquisition, and integration-related costs, goodwill and tradename impairment, purchase accounting adjustment, relocation and other charges, depreciation and amortization, stock based compensation, and other non-recurring charges.

No representation is made by Boulder Brands, William Blair or their respective affiliates, financial advisors, officers, directors or other representatives, or any other person to any stockholder of Boulder Brands or any other person regarding the ultimate performance of Boulder Brands compared to the information included in the above unaudited, stand-alone, projected financial information for Boulder Brands. The inclusion of unaudited, stand- alone, projected financial information in this Schedule 14D-9 should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and it should not be relied on as such. Except to the extent required by federal securities laws, neither Boulder Brands nor any of its affiliates, financial advisors or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the above prospective financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of William Blair by Boulder Brands in Item 4 under the heading “Background and Reasons for the Board’s Recommendation—Opinion of Boulder Brands’ Financial Advisor” is hereby incorporated by reference in this Item 5.

Except as set forth above, neither Boulder Brands nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to Boulder Brands’ stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Boulder Brands, for which services no additional compensation will be paid.

Item 6.	Interests in Securities of the Subject Company.

Other than in the ordinary course of business in connection with Boulder Brands’ equity compensation plans, no transactions in the shares of Common Stock have been effected during the past 60 days by Boulder Brands, or, to the best of Boulder Brands’ knowledge, any of the directors or executive officers of Boulder Brands.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (i) Boulder Brands is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (a) a tender offer for or other acquisition of Boulder Brands’ securities by Boulder Brands, any of its subsidiaries, or any other person; (b) any extraordinary transaction such as a merger, reorganization or liquidation, involving Boulder Brands or any of its subsidiaries; (c) any purchase, sale or transfer of a material amount of assets of Boulder Brands or any of its subsidiaries; or (d) any material change in the present dividend rates or policy, or indebtedness or capitalization of Boulder Brands and (ii) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (i) of this Item 7.

In addition, pursuant to Section 5.4 of the Merger Agreement, Boulder Brands has agreed that, except as expressly permitted by the non-solicitation provisions of the Merger Agreement, it will not, and it will cause its subsidiaries not to, and it will use its reasonable best efforts to cause its representatives not to: (a) solicit, initiate, facilitate or knowingly encourage any inquiries regarding, or the making of any Takeover Proposal or any proposal or offer that could reasonably be expected to lead to a Takeover Proposal; (b) continue, enter into or participate in any discussions with any person regarding a Takeover Proposal (other than to state that Boulder Brands is not permitted to have discussions); (c) execute or enter into any contract with respect to a Takeover Proposal; or (d) furnish to any person any non-public information with respect to any Takeover Proposal.

Item 8.	Additional Information.

Information Regarding Merger-Related Compensation for Boulder Brands’ Named Executive Officers

The information set forth under Item 3 above under the heading “Arrangements with Current Executive Officers and Directors of Boulder Brands” is incorporated herein by reference.

Stockholder Approval Not Required

If Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger in accordance with Section 251(h) of the DGCL. The Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. Under Section 251(h) of the DGCL and subject to certain statutory provisions, if the number of shares of Common Stock Purchaser irrevocably accepts for purchase pursuant to the Offer, plus the number of shares of Common Stock otherwise owned by Purchaser, equals at least the percentage of shares of Common Stock that would otherwise be required to adopt the Merger Agreement, and the other stockholders receive the same consideration for their shares of Common Stock as was payable in the Offer, Purchaser can effect the Merger without the vote of Boulder Brands’ stockholders. If the Merger is effected, (i) Boulder Brands’ stockholders who do not tender their shares of Common Stock in the Offer will be entitled to appraisal rights under the DGCL, provided that the relevant requirements to exercise appraisal rights under the DGCL have been satisfied, and (ii) Boulder Brands’ stockholders who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their shares following consummation of the Merger as was payable in the Offer.

Regulatory Approvals

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the filing person agrees voluntarily to withdraw and refile to allow a second 15-day waiting period, or the reviewing agency issues a formal request for additional information and documentary material. The purchase of the shares of Common Stock pursuant to the Offer is subject to such requirements.

The Antitrust Division and the FTC review the legality under the antitrust laws of transactions such as the acquisition of the shares of Common Stock by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary to protect competition in the public interest, including seeking to enjoin the purchase of shares of Common Stock pursuant to the Offer or seeking divestiture of the shares of Common Stock so acquired or divestiture of substantial assets of Pinnacle or Boulder Brands or of their respective subsidiaries and affiliates. U.S. state attorneys general and private parties may also bring legal actions under the antitrust laws of the United States. Boulder Brands does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

Pursuant to the HSR Act, Pinnacle and Boulder Brands filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on December 7, 2015 for review in connection with the Offer.

Boulder Brands is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act that would be required for Pinnacle’s or Purchaser’s acquisition or ownership of the shares of Common Stock.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of shares of Common Stock immediately prior to the Effective Time who have not properly tendered their shares of Common Stock of Boulder Brands in the Offer and have neither voted in favor of the adoption of the Merger Agreement nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL (“Section 262”), will be entitled to exercise appraisal rights to receive a judicial determination of the “fair value” of their shares of Common Stock of Boulder Brands (exclusive of any element of value arising from the accomplishment or expectation of the Merger) under Section 262.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this Schedule 14D-9 as Annex III. All references in Section 262 and in this summary to a “stockholder” are to the record holder of shares of Common Stock immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in shares of Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of shares of Common Stock immediately prior to the Effective Time and who (i) did not tender their shares of Common Stock in the Offer, (ii) follow the procedures set forth in Section 262 and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their shares of Common Stock appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price payable in connection with the Offer or the consideration payable in the Merger (which is equivalent to the Offer Price).

Under Section 262, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262. Any holder of shares of Common Stock who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex III carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who tender shares of Common Stock in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price.

If a stockholder elects to exercise appraisal rights under Section 262, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is on December 9, 2015) deliver to Boulder Brands at the address indicated below a written demand for appraisal of shares of Common Stock held, which demand must reasonably inform Boulder Brands of the identity of the stockholder and that the stockholder is demanding appraisal; not tender their shares of Common Stock in the Offer; and

•	continuously hold of record the shares of Common Stock from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Pinnacle will cause the Surviving Corporation to deliver an additional notice of the effectiveness of the Merger to all stockholders of Boulder Brands who delivered a written demand to Boulder Brands pursuant to the first bullet above within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Boulder Brands, Inc., 1600 Pearl Street, Suite 300, Boulder, CO 80302, Attention: Chief Legal Officer. The written demand for appraisal must be executed by or for the record holder of shares of Common Stock, fully and correctly, as such holder’s name appears on the certificate(s) for the shares of Common Stock owned by such holder. If the shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares of Common Stock are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of shares of Common Stock held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the shares of Common Stock. If shares of Common Stock are held through a brokerage firm, bank or other nominee who in turn holds the shares of Common Stock through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such shares of Common Stock must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds shares of Common Stock through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the shares of Common Stock should instruct the nominee holder that the demand for appraisal should be made by the record holder of the shares of Common Stock, which may be a central securities depository nominee if the shares of Common Stock have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds shares of Common Stock as a nominee for several beneficial owners may exercise appraisal rights with respect to the shares of Common Stock held for one or more beneficial owners while not exercising such rights with respect to the shares of Common Stock held for other beneficial owners. In such case, the written demand must set forth the number of shares of Common Stock covered by the demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of shares of Common Stock who has complied with Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Common Stock held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of shares of Common Stock who had previously demanded appraisal of their shares of Common Stock. Boulder Brands is under no obligation to and has no present intention to file a petition and holders should not assume that Boulder Brands will file a petition or that it will initiate any negotiations with respect to the fair value of the shares of Common Stock. Accordingly, it is the obligation of the holders of shares of Common Stock to initiate all necessary action to perfect their appraisal rights in respect of the shares of Common Stock within the period prescribed in Section 262.

Within 120 days after the Effective Time, any holder of shares of Common Stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of Common Stock not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares of Common Stock. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the shares of Common Stock, a person who is the beneficial owner of shares of Common Stock held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of shares of Common Stock, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their shares of Common Stock and with whom agreements as to the value of their shares of Common Stock has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares of Common Stock to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the fair value of the shares of Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their shares of Common Stock as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262. Although Boulder Brands believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Neither Pinnacle nor Boulder Brands anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the fair value of a share of Common Stock is less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Upon application by the Surviving Corporation or by any holder of shares of Common Stock entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of shares of Common Stock whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the shares of Common Stock, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the shares of Common Stock entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 will not, after the Effective Time, be entitled to vote his or her shares of Common Stock for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of shares of Common Stock as of a date prior to the Effective Time.

If any stockholder who demands appraisal of shares of Common Stock under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s shares of Common Stock will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in the Merger. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 and accept the consideration payable in the Merger.

If you wish to exercise your appraisal rights, you must not tender your shares of Common Stock in the Offer and must strictly comply with the procedures set forth in Section 262. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of Boulder Brands’ stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Boulder Brands desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex III to this Schedule 14D-9.

State Takeover Statutes

Boulder Brands is not aware of any state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Pinnacle or any of its affiliates and Boulder Brands, each of Pinnacle and Boulder Brands will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Pinnacle might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of shares of Common Stock, and Pinnacle might be unable to accept for payment or pay for shares of Common Stock tendered pursuant to the Offer, or be delayed in continuing or completing the Offer or the Merger. In such case, Pinnacle may not be obligated to accept for payment or pay for any tendered shares of Common Stock.

Certain Litigation

On December 7, 2015, Dennis Palkon and Edward Donahue (collectively, the “Plaintiffs”) filed a class action lawsuit in District Court, County of Boulder, State of Colorado. The case is captioned Palkon v. Leighton, No. 2015CV031409. The case is purportedly filed on behalf of the stockholders of Boulder Brands against Boulder Brands’ Board of Directors, Purchaser and Pinnacle, alleging, among other things, that Boulder Brands’ directors breached their fiduciary duties by allegedly agreeing to sell Boulder Brands for personal benefits at a price which undervalued Boulder Brands and by allegedly failing to take steps to maximize the sale price of Boulder Brands and engaging in an unfair process at an inadequate price and that Pinnacle and Purchaser aided and abetted these breaches. The Plaintiffs seek injunctive relief, including enjoining the Merger and rescinding it if consummated, as well as costs and disbursements of the action. If the Plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the transactions contemplated by the terms of the Merger Agreement, such an injunction may prevent the completion of the transactions in the expected timeframe (or altogether). Defendants believe that this suit lacks merit and intend to vigorously defend against these claims. It is possible that additional similar complaints may be filed in the future.

Section 14(f) Information Statement

The Information Statement is being furnished to the holders of shares of Common Stock pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder, in connection with Purchaser’s right, pursuant to the Merger Agreement, to designate persons to the Board promptly upon the payment by Purchaser for the shares of Common Stock tendered into the Offer.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Boulder Brands, please see Boulder Brands’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “10-K”) and Boulder Brands’ Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015 (the “10-Q”).

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than just purely historical information, including estimates, projections and statements relating to Boulder Brands’ business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements may be identified by the use of words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” seek,” “should,” “will,” “would,” “is likely to,” or “is expected to” and other similar terms or phrases. There are a number of factors that may cause actual results to differ from these forward-looking statements, including, without limitation, those disclosed in the section entitled “Risk Factors” in the 10-K and the 10-Q, including risks relating to the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the inability to complete the Offer or Merger due to the failure to satisfy the conditions to completion of the Offer and Merger; unexpected costs or unexpected liabilities that may arise from the Transactions, whether or not consummated; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect the companies; the outcome of any legal proceedings relating to the Offer, the Merger or the Merger Agreement; and risks to consummation of the Merger, including the risk that the Merger will not be consummated within the expected time period or at all. Additional factors that may affect future results are contained in Boulder Brands’ filings with the SEC, which are available at the SEC’s website at www.sec.gov. Please refer to these documents for a more thorough description of these and other risk factors. Boulder Brands’ assumes no obligation to update publicly or revise any forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, Boulder Brands’ actual results may vary in material respects from those projected in these forward-looking statements.

Item 9.	Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated December 9, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser and Pinnacle, filed with the SEC on December 9, 2015).*

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser and Pinnacle, filed with the SEC on December 9, 2015).*

(a)(3)

Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO of Purchaser and Pinnacle, filed with the SEC on December 9, 2015).*

(a)(4)	Opinion of William Blair & Company, L.L.C. dated November 24, 2015 (included as Annex II to this Schedule 14D-9).*

(a)(5)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Purchaser and Pinnacle, filed with the SEC on December 9, 2015).*

(a)(6)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Purchaser and Pinnacle, filed with the SEC on December 9, 2015).*

(a)(7)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Purchaser and Pinnacle, filed with the SEC on December 9, 2015).*

(a)(8)

Form of summary advertisement, published December 9, 2015 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO of Purchaser and Pinnacle, filed with the SEC on December 9, 2015).

(a)(9)	Press Release issued by Boulder Brands, Inc., dated November 24, 2015 (incorporated by reference to the Schedule 14D-9, filed by Boulder Brands, Inc. with the SEC on November 24, 2015).

(a)(10)	Letter to Boulder Brands, Inc. Employees (incorporated by reference to the Schedule 14D-9, filed by Boulder Brands, Inc. with the SEC on Schedule November 24, 2015).

(a)(11)	Letter to Boulder Brands, Inc. Employees (incorporated by reference to the Schedule 14D-9, filed by Boulder Brands, Inc. with the SEC on Schedule December 7, 2015)

(a)(12)	Letter to Stockholders of Boulder Brands, Inc., dated December 9, 2015.*

(e)(1)	Agreement and Plan of Merger, dated November 24, 2015, among Pinnacle, Slope Acquisition Inc. and Boulder Brands, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Boulder Brands, Inc. with the SEC on November 24, 2015).

(e)(2)	Confidentiality Agreement, dated August 20, 2015, between Boulder Brands, Inc. and Pinnacle Foods Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser and Pinnacle, filed with the SEC on December 9, 2015).

*	Included in materials mailed to stockholders of Boulder Brands.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

BOULDER BRANDS, INC.

Date: December 9, 2015	By:	/s/ Christine Sacco
Name: Christine Sacco
Title: Chief Financial Officer

Exhibit Index

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated December 9, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser and Pinnacle, filed with the SEC on December 9, 2015).*

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser and Pinnacle, filed with the SEC on December 9, 2015).*

(a)(3)

Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO of Purchaser and Pinnacle, filed with the SEC on December 9, 2015).*

(a)(4)	Opinion of William Blair & Company, L.L.C. dated November 24, 2015 (included as Annex II to this Schedule 14D-9).*

(a)(5)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Purchaser and Pinnacle, filed with the SEC on December 9, 2015).*

(a)(6)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Purchaser and Pinnacle, filed with the SEC on December 9, 2015).*

(a)(7)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Purchaser and Pinnacle, filed with the SEC on December 9, 2015).*

(a)(8)

Form of summary advertisement, published December 9, 2015 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO of Purchaser and Pinnacle, filed with the SEC on December 9, 2015).

(a)(9)	Press Release issued by Boulder Brands, Inc., dated November 24, 2015 (incorporated by reference to the Schedule 14D-9, filed by Boulder Brands, Inc. with the SEC on November 24, 2015).

(a)(10)	Letter to Boulder Brands, Inc. Employees (incorporated by reference to the Schedule 14D-9, filed by Boulder Brands, Inc. with the SEC on Schedule November 24, 2015).

(a)(11)	Letter to Boulder Brands, Inc. Employees (incorporated by reference to the Schedule 14D-9, filed by Boulder Brands, Inc. with the SEC on Schedule December 7, 2015)

(a)(12)	Letter to Stockholders of Boulder Brands, Inc., dated December 9, 2015.*

(e)(1)

Agreement and Plan of Merger, dated November 24, 2015, among Pinnacle, Slope Acquisition Inc. and Boulder Brands, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Boulder Brands, Inc. with the SEC on November 24, 2015).

(e)(2)

Confidentiality Agreement, dated August 20, 2015, between Boulder Brands, Inc. and Pinnacle Foods Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser and Pinnacle, filed with the SEC on December 9, 2015).

*	Included in materials mailed to stockholders of Boulder Brands.

Annex I

Information Statement

Boulder Brands, Inc.

1600 Pearl Street, Suite 300

Boulder, Colorado 80302

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934, AS AMENDED AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement is being mailed on December 9, 2015 to holders of record of Common Stock, par value $0.0001 per share, of Boulder Brands, Inc. (“Boulder Brands” or the “Company”), a Delaware corporation, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Boulder Brands with respect to the cash tender offer (the “Offer”) by Slope Acquisition Inc. (the “Purchaser”), a Delaware corporation and a wholly owned direct subsidiary of Pinnacle Foods Inc. (“Pinnacle”), a Delaware corporation, to purchase all issued and outstanding shares of Boulder Brands’ common stock (the “Shares” or the “Common Stock”). Unless the context indicates otherwise, in this Information Statement, we use the terms the “Company,” “us,” “we,” and “our” to refer to Boulder Brands. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of stockholders to a majority of the seats on Boulder Brands’ board of directors (the “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of November 24, 2015, by and among Boulder Brands, Purchaser and Pinnacle (as such agreement may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced on December 9, 2015 a tender offer to purchase all outstanding shares of Common Stock of Boulder Brands at a price per share of $11.00, subject to any required withholding of taxes, net to the seller in cash without interest (such amount, as it may be adjusted from time to time on the terms and subject to the conditions set forth in the Merger Agreement, the “Offer Price”). The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into Boulder Brands in accordance with Section 251(h) the General Corporation Law of the State of Delaware or the DGCL (the “Merger”), with Boulder Brands surviving as an direct wholly owned subsidiary of Pinnacle, pursuant to which all then outstanding shares of Common Stock (other than shares of Common Stock held in treasury, owned by Boulder Brands or any of its wholly owned subsidiaries or by Pinnacle or any of its subsidiaries, or shares of Common Stock held by stockholders who have validly exercised their appraisal rights under the DGCL) will be converted into the right to receive the Offer Price, subject to any required withholding of taxes, net to the seller in cash without interest.

The detailed terms and conditions of the Offer are set forth in the Offer to Purchase, dated December 9, 2015 (the “Offer to Purchase”), filed as Exhibit (a)(1)(A) to the tender offer statement on Schedule TO filed by Pinnacle on December 9, 2015 (the “Schedule TO”), and the related Letter of Transmittal, filed as Exhibit (a)(1)(B) to the Schedule TO. The Offer is initially scheduled to expire at 12:00 midnight, New York City Time, on, January 7, 2016, unless Purchaser extends the Offer (such date, including any such extensions, the “Expiration Date”).

The Merger Agreement provides that, effective after initial acceptance for payment by Purchaser of the shares of Common Stock tendered pursuant to the Offer representing at least a majority of then outstanding shares of Common Stock (other than shares of Common Stock held in treasury, owned by Boulder Brands or any of its wholly owned subsidiaries or by Pinnacle or any of its subsidiaries, or shares of Common Stock held by stockholders who have validly exercised their appraisal rights pursuant to Section 262 of the DGCL) (such time hereinafter referred to as the “Acceptance Time”), subject to compliance with applicable laws and applicable rules of the NASDAQ Global Select Market, Purchaser shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of (i) the total number of directors on the Board (after giving effect to the directors elected or designated by Purchaser pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of shares of Common Stock beneficially owned by Pinnacle, Purchaser and each of their subsidiaries bears to the total number of shares of Common Stock then outstanding. Boulder Brands and the Board shall, upon Purchaser’s request at any time following the Acceptance Time, take all such actions necessary to implement the foregoing.

Notwithstanding the foregoing, the Merger Agreement provides that at all times prior to the completion of the Merger, Boulder Brands shall cause the Board to maintain at least three (3) independent directors who were members of the Board on or prior to November 24, 2015 who are not officers, directors or employees of Pinnacle, Purchaser, or any of their subsidiaries (the “Continuing Directors”). After the Acceptance Time and until completion of the Merger, the affirmative vote of a majority of the Continuing Directors shall be required (i) for Boulder Brands to amend or terminate the Merger Agreement, (ii) to exercise or waive any of Boulder Brands’ rights under the Merger Agreement, (iii) to amend Boulder Brands’ certificate of incorporation, or (iv) to take any other action of the Board under or in connection with the Merger Agreement.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder, in connection with the possible appointment of Purchaser’s designees to the Board.

You are urged to read this Information Statement carefully. We are not, however, soliciting your proxy, and you are not required to take any action with respect to the subject matter of this Information Statement.

This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex A. You are not required to take any action with respect to the subject matter of this Information Statement. The information contained in this Information Statement (including information incorporated by reference herein) concerning Purchaser and concerning Pinnacle’s designees has been furnished to Boulder Brands by Pinnacle and Purchaser, and Boulder Brands assumes no responsibility for the accuracy or completeness of such information.

PURCHASER’S DESIGNEES TO THE BOARD

As of the date of this Information Statement, Purchaser has not determined who will be its designees to the Board. However, the designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of Boulder Brands if so designated. None of the Potential Designees currently is a director of, or holds any position with, Boulder Brands. Pinnacle and Purchaser have informed Boulder Brands that, to their knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of Boulder Brands, has a familial relationship with any director or executive officer of Boulder Brands or has been involved in any transactions with Boulder Brands or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the U.S. Securities and Exchange Commission.

Pinnacle and Purchaser have informed Boulder Brands that, to their knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Purchaser’s designees may assume office at any time following the purchase by Purchaser of shares of Common Stock pursuant to the Offer, which purchase cannot be earlier than January 8, 2016. At such time, Purchaser will become entitled to designate at least a majority of the members of the Board. It is currently not known which, if any, of the current directors of Boulder Brands would resign.

Name	Age	Present Principal Occupation or Employment and Five Year Employment History
Robert J. Gamgort	53	*
Craig Steeneck	58	*
M. Kelley Maggs	63	*
Mary Beth DeNooyer	45	*

*	See biographies immediately below table.

Robert J. Gamgort currently is the Chief Executive Officer and a Director of Pinnacle, positions he has held since July 2009. From September 2002 to April 2009, Mr. Gamgort served as North American President for Mars Incorporated.

Craig Steeneck currently is the Executive Vice President and Chief Financial Officer of Pinnacle, positions he has held since July 2007.

M. Kelley Maggs currently is the Executive Vice President and General Counsel of Pinnacle, positions he has held since March 2013. Previously, Mr. Maggs had served as Senior Vice President, General Counsel and Secretary of Pinnacle, positions he had held since Pinnacle’s inception in 2001.

Mary Beth DeNooyer currently is the Executive Vice President and Chief Human Resources Officer of Pinnacle, positions she has held since May 2013. From April 2011 through June 2012, Ms. DeNooyer served as Senior Vice President and Chief Human Resources Officer for the division of Sara Lee which was spun-off as Hillshire Brands. From March 2010 to June 2012, Ms. DeNooyer served as Senior Vice President, Compensation and Benefits at Sara Lee. Ms. DeNooyer held Human Resources leadership positions at The Pepsi Bottling Group from 1998 to 2010.

INFORMATION CONCERNING OUTSTANDING SECURITIES

The authorized share capital of Boulder Brands consists of 250,000,000 shares of Common Stock, par value $0.0001. There is no class of preferred stock currently authorized. As of December 7, 2015, a total of 63,116,425 shares of Common Stock were issued and outstanding. The shares of Common Stock constitute the only class of Boulder Brands’ securities that is entitled to vote at a meeting of Boulder Brands’ stockholders. As of the date of this Information Statement, Pinnacle and Purchaser, do not own of record any shares of Common Stock of Boulder Brands.

CURRENT BOARD OF DIRECTORS

The following table sets forth certain information with respect to the directors and executive officers of Boulder Brands as of December 7, 2015:

James B. Leighton Age 59

James B. Leighton has been a member of our Board of Directors since August 2007, our interim Chief Executive Officer since June 10, 2015 and our Chief Operating Officer since October 2013. Mr. Leighton is additionally a member of our Finance Committee. From 2009 to 2013, Mr. Leighton held numerous general management positions, including President of Perdue Foods, a large privately-held food and protein company. From 2006 to 2009, Mr. Leighton served as the President of Operations and Supply Chain and President of Perdue Foods. From 2002 to 2006, Mr. Leighton served as the senior vice president of operations of ConAgra Foods, Inc., one of the largest food companies in the United States. He has also held senior level management and executive positions with Celestial Seasonings, The Hain-Celestial Group, and Nabisco. He was founder and CEO of National Health Management Inc.

Mr. Leighton holds a BA in business administration and industrial relations from the University of Iowa and an MBA from Keller Graduate School of Management, where he also taught graduate students Leadership and Organizational Behavior. Mr. Leighton served on the non-profit Foundation and Corporation Boards for Atlantic General Hospital and is the creator and author of Getting FIT—Unleashing the Power of Fully Integrated Teams.

Mr. Leighton’s entrepreneurial, operations, general management and manufacturing experience within foodservice, retail, and international channels provides him with a broad perspective on Boulder Brands’ operations and allows him to be a key contributor to the Board’s oversight of Boulder Brands’ business. In addition, Mr. Leighton’s extensive experience with commodity supply businesses serves as an important resource to the Board, and Mr. Leighton has greatly assisted Boulder Brands in developing its strategic plan.

R. Dean Hollis Age 55

R. Dean Hollis, who became the Chairman of our Board of Directors on March 18, 2015, has been a member of our Board of Directors since July 2011 and served as our Independent Lead Director from October 2013 until his appointment as the Chairman of the Board. Mr. Hollis is also a member of our Audit Committee and our Governance and Nominating Committee. Mr. Hollis has more than 35 years of business experience across food, retail, and consumer product companies. Currently, he is a Senior Advisor for Oaktree Capital Management, an $85 billion investment firm. In addition, he oversees several privately held investments and serves on several boards, including Advance Pierre Foods, Diamond Foods, Inc., and Landec Corporation. Mr. Hollis currently serves as Chair of the Advance Pierre Foods board and Chair of Landec Corporation’s Compensation Committee. Until 2008, Mr. Hollis was with ConAgra Foods, Inc. where for 21 years he held many executive-level positions, including President and Chief Operating Officer, consumer foods and international. In that role, Mr. Hollis developed and executed a worldwide business transformation strategy while overseeing the largest part of the ConAgra Foods, Inc. portfolio, including its $12 billion consumer and customer branded businesses across all channels. Prior to joining ConAgra Foods, Inc., Mr. Hollis was with the TreeSweet Companies, holding management positions in both sales and marketing. He began his career in the consumer products division of Georgia-Pacific, where he spent four years advancing through a variety of sales management positions. Mr. Hollis holds a BS in Psychology from Stetson University, where he is on the Board of Directors and received the Distinguished Alumni Award in 2005.

As indicated above, Mr. Hollis has held key management positions at companies in the packaged food and consumer products industries and also has considerable board experience. Drawing on these experiences in combination with his financial literacy, Mr. Hollis is an important contributor to the development of Boulder Brands’ business and growth strategy and to the oversight of its corporate governance, as well as its accounting and financial reporting processes and requirements. Mr. Hollis has greatly assisted Boulder Brands in developing its strategic plan.

Benjamin D. Chereskin Age 57

Benjamin D. Chereskin has been a member of our Board of Directors since October 2013. Mr. Chereskin chairs the Compensation Committee and serves as a member of our Finance Committee and our Governance and Nominating Committee. In 2009, Mr. Chereskin founded Profile Capital Management LLC, an investment management firm.

From 1993-2009, Mr. Chereskin was a Managing Director at Madison Dearborn Partners, a private equity investment firm, where he led the firm’s consumer investment practice. Prior to co-founding Madison Dearborn Partners, Mr. Chereskin held various positions with its predecessor, First Chicago Venture Capital from 1984 through 1993. While at Madison Dearborn, Mr. Chereskin led many notable transactions and served on the board of numerous portfolio companies, including: Cornerstone Brands (acquired by Home Shopping Network); Carrols Corporation; Tuesday Morning Corporation (TUES-Nasdaq); Cinemark, Inc. (CNK-NYSE); Bolthouse Farms (acquired by Campbell’s Soup Company); L.A. Fitness (private), and CDW Corporation (CDW-Nasdaq). Mr. Chereskin currently serves on the Board of Directors of CDW Corporation (Audit Committee) and Cinemark, Inc. (Strategic Planning Committee). Additionally, Mr. Chereskin serves as Chairman of KIPP: Chicago. Mr. Chereskin earned an MBA from Harvard Graduate School of Business Administration and an A.B. from Harvard College.

Mr. Chereskin is an investment professional with 30 years of private equity investment experience and also has considerable board experience.

Gerald J “Bud” Laber Age 72

Gerald J. “Bud” Laber has been a member of our Board of Directors since June 2005. Mr. Laber chairs the Audit Committee and is a member of our Compensation Committee and Governance and Nominating Committee. Mr. Laber has been a private investor since 2000, when he retired after 33 years of service with Arthur Andersen. Mr. Laber was an audit partner with Arthur Andersen from 1980 to 2000, and, with the exception of a leave for military service from 1966 through 1968, was employed by Arthur Andersen from 1965 until retiring in 2000. Mr. Laber is a Certified Public Accountant and is a member of the American Institute of Certified Public Accountants and the Colorado Society of Certified Public Accountants. Currently, Mr. Laber is: (i) on the Board of Directors and Chair of the Audit Committee of Scott’s Liquid Gold since February 2004; (ii) on the Board of Directors, Chair of the Audit Committee and member of the Compensation Committee for Allied Motion Technologies, Inc. since November 2010; and (iii) on the Board of Directors and chair of the Audit Committee of two companies that are no longer public reporting companies. He served as President of The Catholic Foundation of Northern Colorado from January 2008 until November 2012. Formerly, Mr. Laber (i) served on the Board of Directors and as Chair of the Audit Committee of Spectralink Corporation from April 2004 to March 2007, and (ii) served on the Board of Directors and Audit Committee of Applied Films Corporation from July 2004 to July 2007 (Audit Chair from October 2005 to July 2007). Each of these companies is, or was, publicly traded. Mr. Laber holds a BSBA in Accounting from the University of South Dakota and is a member of the Board of Trustees of the University of South Dakota Foundation.

As a result of these professional and other experiences, Mr. Laber is able to provide key assistance to the Board and its Audit Committee in overseeing Boulder Brands accounting and financial reporting responsibilities.

James E. Lewis Age 66

James E. Lewis has been a Director of Boulder Brands since our inception in May 2005 and served as our Vice Chairman until May 14, 2007. He is Chairman of the Finance Committee and a member of the Audit and Compensation Committees. Mr. Lewis has more than 40 years of financial and business experience in the mining, commodity trading, financial services, and food industries. For the last 20 years, he has been an entrepreneur in these industries and has been actively involved in starting, buying, building, operating, managing, financing (including IPOs), selling, merging, restructuring, consolidating and liquidating companies. Before that, Mr. Lewis held various executive financial positions in the coal and uranium mining industry and was in public accounting with Arthur Andersen. Mr. Lewis is a certified public accountant and is a member of the American Institute of Certified Public Accountants and the Colorado Society of Certified Public Accountants. He holds a BBA in Accounting from Texas Tech University.

Mr. Lewis’ extensive entrepreneurial experience in various industries provides a unique perspective and contribution to our Board of Directors. In addition, Mr. Lewis has a strong background in both accounting and the food industry, as well as significant experience in finance, capital markets, and mergers and acquisitions, which provide Mr. Lewis with a unique ability to contribute to our Board of Directors.

Thomas K. McInerney Age 69

Thomas K. McInerney has been a member of our Board of Directors since July 2011. Mr. McInerney chairs our Governance and Nominating Committee and is a member of our Finance and Compensation Committees. Mr. McInerney has more than 25 years of business experience in the beverage industry, across management, sales, marketing, and finance. Since 1996, Mr. McInerney has been a managing partner of Lindsey & Company, an executive search firm. Previously, he was vice president and general manager of the largest division of Tropicana Dole North America. Mr. McInerney was also the executive vice president of marketing for the House of Seagram, the U.S. spirits affiliate of Joseph E. Seagram and Sons, Inc. Mr. McInerney was employed by the Seagram Corporation for 20 years. He began his career with National Distillers and Chemical Corporation where he held a number of sales, market research, and product management assignments. Mr. McInerney is a former board member of 6 Figure Jobs.com, the National Advertising Review Board, the Traffic Audit Bureau, and the Association of National Advertisers. He holds a BA in political science from Villanova and served as a Marine officer in Vietnam.

Mr. McInerney’s significant experience in all aspects of the consumer goods industry makes him an indispensable resource to the Board and management. In addition, Mr. McInerney’s experience as an executive search consultant provides Boulder Brands with expertise in the identification, assessment, and selection of executive talent, as well as expertise with compensation-related issues.

EXECUTIVE OFFICERS OF BOULDER BRANDS

Information regarding our executive officers, as of December 7, 2015 is provided below:

Name	Age	Title
James B. Leighton	50	Interim Chief Executive Officer and Chief Operating Officer
Christine Sacco	39	Chief Financial Officer
Timothy Kraft	36	Chief Legal Officer and Corporate Secretary
Phil Anson	37	Chief Commercial Officer

For information with respect to Mr. Leighton, please see the information about the members of our Board of Directors under “Current Board of Directors.”

Christine Sacco was appointed as Boulder Brands’ Chief Financial Officer effective as of January 1, 2012. Prior to this appointment, Ms. Sacco was Boulder Brands’ Vice President and Operations Controller since January, 2008. Ms. Sacco also served as the Principal Accounting Officer from January 1, 2011 until March 30, 2012. Prior to joining Boulder Brands’, Ms. Sacco served as Vice President, Treasurer, and Director of Financial Reporting of Alpharma Inc., where she worked from October 2002 until January 2008. Ms. Sacco began her career at Ernst & Young LLP. She is a Certified Public Accountant and holds a BS in Accounting from St. Thomas Aquinas College.

Timothy Kraft has been Boulder Brands’ Chief Legal Officer and Corporate Secretary since December 2014. Mr. Kraft previously served as Senior Vice President, Associate General Counsel from 2012-2014, and Vice President of Legal from 2009-2012. Before joining Boulder Brands, Mr. Kraft was with the law firm of Davis & Kuelthau where he focused on general corporate and transactional law. Mr. Kraft has handled legal matters for Boulder Brands since 2006 when he was an integral member of the external legal team that assisted Boulder Specialty Brands, Inc. in its acquisition of the Smart Balance business in May of 2007. Mr. Kraft also has prior work experience with Nike, Inc., Coca-Cola Enterprises and Philip Morris USA. He is a graduate of Truman State University (BA in Business Administration) and Marquette University Law School (JD).

Phil Anson is the founder of EVOL Foods and joined Boulder Brands when it acquired EVOL Foods in 2013. After running Boulder Brands’ Frozen Foods segment and expanding both distribution and product offerings under the EVOL and Udi’s Brands, Phil was appointed the role of Chief Innovation Officer, where he has spent the last six months building a world class innovation team and center while optimizing processes. He has 15 years of experience as a Natural Foods Entrepreneur in food manufacturing, marketing, sales, distribution, finance and strategic planning. Phil is a long-time culinary enthusiast and creative innovator who successfully grew one of the most compelling challenger brands found in the market today.

CORPORATE GOVERNANCE

Director Independence

The rules of the NASDAQ Global Select Market (Nasdaq), on which our stock is traded, require that the Board be comprised of a majority of “independent directors.” Currently 5 of 6 (approximately 83%) of our directors are independent. In determining the independence of our directors, the Board considered the criteria specified by Nasdaq regarding independence generally, and for the members of the Compensation Committee, took into account the additional standards applicable to directors serving on that committee. In addition, the members of the audit committee satisfy the additional independent standards specified by Nasdaq and the SEC for members of the audit committee.

Based upon the information submitted by each of its directors, and following the recommendation of the Governance and Nominating Committee, the Board has determined that the following directors are independent: Benjamin D. Chereskin, R. Dean Hollis, Gerald J. “Bud” Laber, James E. Lewis and Thomas K. McInerney.

Meeting of Independent Directors

The independent directors meet in executive session, without members of management present, from time to time, including as part of each quarterly Board meeting. Before the separation of the roles of Chairman and Chief Executive Officer that occurred in 2015 and as more fully described below, our Independent Lead Director acted as chairman of these meetings. Since the change in the Board’s structure the Chairman presides over the meetings.

Board Leadership Structure

On March 18, 2015, our Board approved the separation of the roles of Chairman and Chief Executive Officer. Mr. R. Dean Hollis, who has been serving as our Independent Lead Director, was appointed as the non-executive Chairman. The Board’s decision to separate the Chairman and Chief Executive Officer roles was made as part of the Board’s ongoing evaluation of Boulder Brands’ governance policies and practices and after considering the views expressed by various stockholders of Boulder Brands in connection with our continuing stockholder outreach efforts.

In light of this change to the Board’s leadership structure, the Board also updated its corporate governance guidelines and calls for the Board to annually elect a Chairman from among its independent directors. The Chairman serves as liaison between the Chief Executive Officer (or, currently our Interim Chief Executive Officer, Mr. Leighton), on the one hand, and the independent directors, on the other hand, and has the following duties and responsibilities:

•	Calling meetings of the Board and executive sessions of the independent directors;

•	Presiding at all meetings of the Board and all executive sessions of the independent directors;

•	Setting the agenda and schedule for each meeting of the Board;

•	Determining the information to be sent to the Board and instructing members of management to provide such information;

•	Being available for consultation and direct communication with major stockholders; and

•	Providing advice and counsel to the Chief Executive Officer and other senior members of management in connection with strategic planning and other matters of strategic importance to Boulder Brands.

Boulder Brands’ corporate governance guidelines provide that the Board will determine whether the offices of Chief Executive Officer and Chairman of the Board should be combined or separate, based on an analysis of then-existing facts and what is in the best interests of Boulder Brands at any particular time. If the offices of the Chief Executive Officer and Chairman are again combined in the future, the Board will elect a lead director from among its independent directors on an annual basis. In 2014 through the time the Board separated the roles in March 2015, Mr. Hollis served as our Independent Lead Director.

The Board also has four standing committees—an Audit Committee, a Compensation Committee, a Governance and Nominating Committee, and a Finance Committee. The Audit Committee, Compensation Committee, and Governance and Nominating Committee each has an independent director serving as its respective chairman and each is comprised solely of independent directors. The Finance Committee has an independent director serving as its chairman and a majority of its members are independent directors.

Board’s Role in Risk Oversight

Risk is an integral part of Board and committee deliberations throughout the year. The full Board has responsibility for the general risk oversight of Boulder Brands. As part of the Board’s oversight role, the Board has delegated responsibility for the oversight of specific risks to Board committees as follows:

•	The Audit and Finance Committees work together to identify and review all material risks of Boulder Brands, and oversee the development by management of a plan to manage these risks. Both committees discuss with management and review Boulder Brands’ policies with respect to risk assessment, risk management, Boulder Brands’ significant financial risk exposures and the actions management has taken to limit, monitor, control or mitigate such exposures. The Finance Committee focuses primarily on Boulder Brands’ non-financial and operational risks, while the Audit Committee focuses primarily on Boulder Brands’ financial risks.

•	The Compensation Committee reviews Boulder Brands’ compensation policies and practices for its employees as they relate to risk management practices and risk-taking incentives. Along with the Audit and Finance Committees, the Compensation Committee also ensures that annual and long-term performance goals, their associated payouts, our equity compensation programs and other compensation practices do not engender excessive risk-taking by the executive officers.

In addition, the role of our Board in our Company’s risk oversight process includes receiving regular reports from management on areas of material risk to our Company, including operational, financial, legal and regulatory, and strategic and reputational risks.

Compensation Risk

The Compensation Committee annually conducts a review as to whether any portion of the compensation program encourages executives to take unnecessary and excessive risks. Following this year’s review, the Compensation Committee concluded that the various elements of the compensation programs used by Boulder Brands were not reasonably likely to encourage executives to take unnecessary or excessive risks that could result in material harm to Boulder Brands.

Corporate Governance Guidelines

The Board has adopted corporate governance guidelines that contribute to the overall operating framework of the Board and Boulder Brands. These guidelines cover topics including goals of the Board, director responsibilities, role of the Chairman of the Board and role of the lead director (when applicable), Board composition and structure, a director resignation policy, Board meetings, Board committees, performance evaluations, succession planning and director compensation. A copy of the corporate governance guidelines, which were recently updated in connection with the appointment of an independent non-executive Chairman of the Board, is available on our website at www.boulderbrands.com.

No Hedging Policy

Boulder Brands’ Insider Trading Policy prohibits all directors, officers and employees of Boulder Brands from effecting hedging or similar monetization transactions with respect to the shares of Boulder Brands.

Stock Ownership Guidelines

To further align the interests of our directors and executive officers and our stockholders, the Board has adopted stock ownership guidelines under which each of our executive officers and directors are required to maintain, within four years of becoming subject to the policy, vested equity holdings with a value at least equal to, in the case of our chief executive officer, six times his annual base salary and, in the case of our other executive officers, three times the executive’s annual base salary and each of our non-management directors will be required to maintain vested equity holdings with a value at least equal to three times the director’s annual cash retainer fee. Each of our named executive officers and directors who were serving in such position at the time the policy was adopted in March 2012 are currently on track to be in compliance as of December 31, 2015 and each of our named executive officers and directors who became subsequently subject to the policy are currently on track to be in compliance within the prescribed period. A copy of the stock ownership guidelines is available on our website at www.boulderbrands.com.

Communications between Stockholders and the Board

Stockholders may send communications to Boulder Brands’ directors (or any subset of the directors), as a group or individually, by writing to the group or any particular individual: c/o the Corporate Secretary, 1600 Pearl Street, Suite 300, Boulder, Colorado 80302. The Corporate Secretary will forward communications relating to matters within the Board’s purview to the directors, communications relating to matters within a Board committee’s area of responsibility to the Chair of the appropriate committee, and communications relating to ordinary business matters, such as consumer complaints, to the appropriate Company executive. The Corporate Secretary will not forward solicitations, junk mail and obviously frivolous or inappropriate communications, but makes them available to any non-management director who requests them.

Committees of the Board of Directors

Our Board currently has an Audit Committee, a Compensation Committee, a Governance and Nominating Committee, and a Finance Committee. The composition, duties and responsibilities of these committees are set forth below. Committee membership is reviewed annually.

Audit Committee. The Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (the “Exchange Act”), is composed of Messrs. Hollis, Laber and Lewis, and is chaired by Mr. Laber. The directors we have appointed to our Audit Committee are each independent members of our Board of Directors as defined by Nasdaq’s independence requirements for audit committee members. Each member of our Audit Committee is financially literate, and our Board of Directors has determined that Mr. Laber, Mr. Hollis and Mr. Lewis each qualifies as an “audit committee financial expert,” as such term is defined by SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. The Audit Committee met nine times during 2014.

The principal responsibilities of and functions to be performed by the Audit Committee are established in the Audit Committee charter, including assisting the Board with its oversight responsibilities regarding:

•	the accounting and financial reporting processes of Boulder Brands;

•	the integrity of Boulder Brands’ financial statements;

•	Boulder Brands’ compliance with legal and regulatory requirements;

•	appointing Boulder Brands’ independent registered public accounting firm;

•	the registered independent auditor’s qualifications and independence;

•	the performance of Boulder Brands’ internal audit function;

•	the performance of Boulder Brands’ independent auditor;

•	reviewing any related party transactions and apparent or potential conflicts of interest; and

•	the audits of Boulder Brands’ financial statements.

The Audit Committee charter, a copy of which is available on our website at www.boulderbrands.com, was adopted by the Board of Directors and is reviewed annually by the Audit Committee.

Compensation Committee. The Compensation Committee is composed of Messrs. Chereskin, Laber, Lewis and McInerney, and is chaired by Mr. Chereskin. All of the members of our Compensation Committee are independent as defined by Nasdaq’s independence requirements for Compensation Committee members. The Compensation Committee held 17 meetings in 2014. The duties and responsibilities of the Compensation Committee include, among other items:

•	designing in consultation with management or the Board, and recommending to the Board for approval, and evaluating, the compensation plans, policies and programs of Boulder Brands, especially those regarding executive compensation and compensation of the Board;

•	determining the compensation of the Chief Executive Officer and all other officers (as such term is defined in Rule 16a-1 promulgated under the Exchange Act) of Boulder Brands;

•	reviewing the executive compensation disclosure that is prepared by Boulder Brands for inclusion in Boulder Brands’ proxy materials and preparing a related Compensation Committee Report in accordance with applicable rules and regulations of the SEC;

•	adopting and implementing compensation programs that are designed to attract, motivate and retain high quality employees, encourage superior performance, promote accountability and assure that employee interests are aligned reasonably with the interests of Boulder Brands’ stockholders; and

•	developing and implementing programs that are consistent with, and foster goals that will provide incentives to our executives that promote the achievement of Boulder Brands’ growth strategy, while at the same time, balancing risk.

A copy of the Compensation Committee charter, which contains further details as to the Compensation Committee’s duties and authorities, is available on our website at www.boulderbrands.com .

Finance Committee. The Finance Committee is composed of Messrs. Chereskin, Leighton, Lewis and McInerney, and is chaired by Mr. Lewis. The purpose of the Finance Committee is to assist the Board in satisfying its duties relating to the financing strategy, financial policies and financial condition of Boulder Brands. The Finance Committee’s responsibilities include, among other things, reviewing and making recommendations to the Board concerning items such as Boulder Brands’ capital structure, credit rating, cash flow and financial position, operating plans, capital budgets, risk assessment and analysis, commodities and hedging policies and insurance programs. The Finance Committee met five times in 2014.

A copy of the Finance Committee charter is available on our website at www.boulderbrands.com.

Governance and Nominating Committee. The Governance and Nominating Committee is composed of Messrs. Chereskin, Hollis, Laber and McInerney, and is chaired by Mr. McInerney. Each of the members of the committee are independent as defined by Nasdaq’s independence requirements. The Governance and Nominating Committee met six times in 2014. The purpose of the Governance and Nominating Committee is to assist the Board in:

•	the identification of qualified candidates to become Board members;

•	the recommendation of Board nominees for election as directors at the next annual or special meeting of stockholders at which directors are to be elected;

•	the recommendation of candidates to the Board to fill any interim vacancies on the Board; and

•	the development and recommendation to the Board of a set of corporate governance guidelines and principles applicable to Boulder Brands.

The Governance and Nominating Committee evaluates director nominees recommended by stockholders in the same manner in which it evaluates other director nominees. Boulder Brands has established, through its Governance and Nominating Committee, selection criteria that identify desirable skills and experience for prospective Board members, and which takes into account, among other factors, an evaluation of the optimal size of the Board, succession planning considerations and a review of key skill sets, experience and strengths represented by the members currently serving on the Board. With respect to each candidate, the Governance and Nominating Committee considers the potential candidate’s independence and how a candidate would complement the current members’ skills and strengths, as well as the candidate’s leadership and strategic thinking skills, willingness to make a time commitment, breadth of knowledge about matters affecting us and our industry, skills and experience in different disciplines important to us and our industry, sound business judgment and other criteria determined by the Governance and Nominating Committee from time to time. The Governance and Nominating Committee does not have a specific diversity policy, but in making its recommendations to the Board of Directors, the Governance and Nominating Committee considers, as a matter of practice, diversity as well as candidates’ age, experience, profession, skills, geographic representation and background, all to provide the Board and Boulder Brands with directors that have an appropriate mix of experience, knowledge, perspective and judgment. As part of this process, the Governance and Nominating Committee considers the skills, experience and strengths of the current members of the Board and how a particular nominee may complement and enhance the current Board’s composition.

In connection with the 2015 nominees, Boulder Brands did not pay a fee to any third party to identify or assist in identifying or evaluating potential nominees, but may retain a search firm in the future if the Governance and Nominating Committee determines that it is appropriate. The Governance and Nominating Committee considers individuals recommended by stockholders for nomination as a director in accordance with the procedures described below.

A copy of the Governance and Nominating Committee charter is available on our website at www.boulderbrands.com.

Code of Business Conduct and Ethics

Boulder Brands’ employees, officers and directors are required to abide by Boulder Brands’ Code of Business Conduct and Ethics (the “Code of Ethics”), which is intended to ensure that Boulder Brands’ business is conducted in a consistently legal and ethical manner. The Code of Ethics covers all areas of conduct, including, among other things, conflicts of interest, fair dealing and the protection of confidential information, as well as strict compliance with all laws, regulations and rules. Any waiver of the policies or procedures set forth in the Code of Ethics in the case of executive officers or directors may be made only by the board of directors or the audit committee and will be promptly disclosed as required by law or Nasdaq listing requirements. The full text of the Code of Ethics is available on our website at www.boulderbrands.com.

Number of Meetings of the Board of Directors and Committees for Fiscal Year ended December 31, 2014

The Board held 14 meetings during 2014. Directors are expected to attend Board meetings and meetings of committees for which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. The standing committees of the Board held an aggregate of 51 meetings during 2014. All directors are invited to all quarterly committee meetings, whether or not they serve on the committee, and generally, for informational and efficiency purposes, all in attendance for the committee meetings attend the specific meeting for each committee. Each director attended at least 75% of the aggregate number of meetings of the Board and the Board committees on which the director served during the period.

Attendance at the 2014 Annual Meetings of the Stockholders

The Company has no policy requiring directors and director nominees to attend the annual meeting of stockholders; however, all directors and director nominees are encouraged to attend and the annual Board meeting is scheduled on the same day and in the same location as the annual meeting of stockholders so that our directors are able to attend both. All but one of our directors attended the 2014 annual meeting of stockholders.

PRINCIPAL STOCKHOLDERS OF THE COMPANY

The following table sets forth information regarding the beneficial ownership of our common stock as of December 7, 2015 by:

•	each of Boulder Brands’ directors;

•	each of Boulder Brands’ NEOs as of the fiscal year ended December 31, 2014;

•	each person known by Boulder Brands to be the beneficial owner of more than 5% of any class of our voting stock; and

•	all of Boulder Brands’ executive officers and directors, as a group.

Unless otherwise indicated, we believe that all persons named in the following table have sole voting and investment power with respect to all shares of stock beneficially owned by them. As of December 7, 2015, Boulder Brands had 63,116,425 shares of Common Stock issued and outstanding.

Name and Address of Beneficial Owner	Beneficial Ownership of Common Stock	Percentage of Outstanding Common Stock
Stephen B. Hughes(1)(2)	3,339,915	5.0%
James B. Leighton(1)(3)	352,077	*
Norman Matar(1)(4)	688,282	1.1%
TJ McIntyre(1)(5)	211,126	*
Duane Primozich(1)(6)	173,814	*
Christine Sacco(1)(7)	354,100	*
Timothy Kraft (1)(8)	94,000	*
Philip Anson(1)(9)	75,000	*
Benjamin D. Chereskin(1)	82,500	*
R. Dean Hollis(1)	60,000	*
Gerald J. “Bud” Laber(1)(10)	245,098	*
James E. Lewis(1)(11)	1,097,433	1.8%
Thomas K. McInerney(1)	58,250	*
Adage Capital Partners, L.P. and affiliates(12)	6,018,093	9.5%
Mario Gabelli and affiliates(13)	5,900,005	9.4%
PRIMECAP Management Company(14)	6,134,000	9.7%
The Vanguard Group, Inc.(15)	3,676,469	5.8%
BlackRock, Inc.(16)	3,537,230	5.6%
Dimensional Fund Advisors LP(17)	3,325,906	5.3%
Morgan Stanley(18)	3,197,804	5.1%
All directors and executive officers as a group (13 individuals)	6,831,595	9.8%

*	Less than 1%.
(1)	The business address of each of the noted individuals is 1600 Pearl Street, Suite 300, Boulder, Colorado 80302. Except as noted below, in calculating the number of shares beneficially owned and the percentage ownership, shares underlying options held by that individual that are either currently exercisable or exercisable within 60 days from December 7, 2015 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other individual or entity.
(2)

Mr. Hughes’ employment with Boulder Brands ended on June 9, 2015. The amount and nature of Mr. Hughes’ holdings noted below is based on information as that date. Beneficial Ownership includes (i) 101,000 shares owned by Mr. Hughes’ spouse; (ii) 3,000 shares owned by Mr. Hughes’ son; and (iii) 239,265 shares owned in equal 79,755 share increments by the Caroline Elise Hughes Irrevocable Trust, the John Trevelyn Hughes Irrevocable Trust, and the Henry Thomas Hughes Irrevocable Trust, trusts established for the benefit of Mr. Hughes’ three children and as to which his spouse is the trustee. Beneficial Ownership excludes 150,128 shares sold in November 2005 by Mr. Hughes, at a price equal to that paid by him, to three irrevocable trusts established in favor of adult members of Mr. Hughes’ family, as to which Mr. Hughes disclaims beneficial ownership. The voting rights for shares held in the three trusts are exercisable by the trustee, Mr. Stephen Feldhaus. Beneficial ownership includes 1,825,000 shares of Common Stock issuable upon the exercise of options within 60 days of March 26, 2015. Beneficial ownership also excludes 425,000 stock options which Mr. Hughes transferred on November 16, 2012 to Sunset Oasis Limited Partnership (the “Sunset Limited Partnership”), a Delaware limited partnership of which Mr. Hughes was then the sole limited partner. 4,250 of these options were transferred as a capital contribution to Hughes Enterprises, LLC (the “Sunset General Partner”), a Delaware limited liability company which is the general partner of the Sunset Limited Partnership and then by the Sunset General Partner as a capital contribution to the Sunset Limited Partnership. Mr. Hughes was the sole member of the Sunset General Partner at that time. On November 19, 2012, Mr. Hughes transferred 100% of his interests in the Sunset Limited Partnership by assigning as gifts (x) all rights in the Sunset General Partner to a sibling and (y) all of his Sunset Limited Partnership interests to his three children and his three siblings in varying percentages. Of these 425,000 stock options that are excluded from Mr. Hughes beneficial ownership: (a) 50,000 stock options are exercisable; and (b) 375,000 stock options are exercisable, if at all, if the closing price for a share of common stock of Boulder Brands is at least $20.25 per share for 20 of 30 consecutive trading days. Of the shares beneficially owned, Mr. Hughes and his spouse have pledged 1,329,886 shares as security in connection with a loan and the three irrevocable trusts referenced above have pledged 239,265 shares as security in connection with three loans. These shares were pledged, and the underlying indebtedness incurred, to facilitate a significant personal investment made by Mr. Hughes in connection with Boulder Brands’ founding.
(3)	Beneficial ownership includes 272,500 shares of Common Stock issuable upon the exercise of options within 60 days of December 7, 2015.
(4)	Mr. Matar no longer held a position as an executive officer as of December 16, 2014. The amount and nature of Mr. Matar’s holdings noted below is based on information as of that date. Beneficial ownership includes 600,000 shares of Common Stock issuable upon the exercise of options within 60 days of December 16, 2014. Beneficial ownership excludes: 150,000 stock options which are exercisable, if at all, if the closing price for a share of common stock of Boulder Brands is at least $20.25 per share for 20 of 30 consecutive trading days.
(5)	Mr. McIntyre’s employment with Boulder Brands ended as of July 17, 2015. The amount and nature of Mr. McIntyre’s holdings noted below is based on information as of that date. Beneficial ownership includes: (i) 1,500 shares of Common Stock owned by Mr. McIntyre’s spouse; (ii) 300 shares of Common Stock held by each of Mr. McIntyre’s son and daughter; and (iii) 203,750 shares of Common Stock issuable upon the exercise of options within 60 days of July 17, 2015.
(6)	Mr. Primozich’s employment with Boulder Brands ended as of October 5, 2015. The amount and nature of Mr. Primozich’s holdings noted below is based on information as of that date. Beneficial ownership includes 173,814 shares of Common Stock issuable upon the exercise of options within 60 days of October 5, 2015.
(7)	Beneficial ownership includes 350,000 shares of Common Stock issuable upon the exercise of options within 60 days of December 7, 2015.
(8)	Beneficial ownership includes 93,750 shares of Common Stock issuable upon the exercise of options within 60 days of December 7, 2015.
(9)	Beneficial ownership includes 75,000 shares of Common Stock issuable upon the exercise of options within 60 days of December 7, 2015.
(10)	Beneficial ownership includes: (i) 19,000 shares of Common Stock held by Mr. Laber’s spouse; (ii) 24,000 shares of Common Stock held in Mr. Laber’s IRA rollover account; (iii) 16,000 shares of Common Stock held in Mr. Laber’s 401(k); and (iv) 135,000 shares of Common Stock issuable upon the exercise of options within 60 days of December 7, 2015.
(11)	Beneficial ownership includes: (i) 560,919 shares of Common Stock owned by Mr. Lewis’s spouse, (ii) 159,511 shares of Common Stock owned by the Estate of Lee Anne Lewis, of which Mr. Lewis is the personal representative and beneficiary, as to which Mr. Lewis disclaims beneficial ownership except to the extent of his pecuniary interests therein, and (iii) 135,000 shares of Common Stock issuable upon the exercise of options within 60 days of December 7, 2015.
(12)	Share information is as of December 31, 2014 and derived from a Schedule 13G/A filed on February 17, 2015 by Adage Capital Partners, L.P., Adage Capital Partners GP, LLC, Adage Capital Advisors, LLC, Robert Atchinson and Philip Gross. The business address of these reporting persons is 200 Claredon Street, 52nd Floor, Boston, Massachusetts 02116. Each reporting person included in the Schedule 13G/A reported that, as of December 31, 2014, it shared power to vote and dispose of 6,018,093 shares.

(13)	Share information is as of June 30, 2015 and derived from a Schedule 13D/A filed on July 2, 2015 by Gabelli Funds, LLC, GAMCO Asset Management, Inc., Gabelli Securities, Inc., Teton Advisors, Inc., GGCP, Inc., GAMCO Investors, Inc. and Mario J. Gabelli. The business address of these reporting persons is One Corporate Center, Rye, NY 10580. According to the Schedule 13D, as of July 2, 2015, (i) Gabelli Funds, LLC beneficially owned, and possessed sole power to vote and sole power to dispose, 2,531,868 shares, (ii) GAMCO Asset Management, Inc. beneficially owned 2,707,524 shares and possessed sole power to vote 2,493,751 and sole power to dispose 2,707,524 shares, (iii) Gabelli Securities, Inc. beneficially owned, and possessed sole power to vote and sole power to dispose, 90,000 shares, (iv) Teton Advisors, Inc. beneficially owned, and possessed sole power to vote and sole power to dispose, 563,973 shares, and (v) GAMCO Investors, Inc. beneficially owned, and possessed sole power to vote and sole power to dispose, 6,640 shares. According to the Schedule 13D, each of Mario Gabelli, GGCP, Inc. and GAMCO Investors, Inc. is deemed to have beneficial ownership of the shares owned beneficially by each of the foregoing persons.
(14)	Share information is as of June 4, 2015 and is derived from a Schedule 13G/A filed on June 4, 2015 by PRIMECAP Management Company. The business address of PRIMECAP Management Company is 225 South Lake Ave., #400, Pasadena, CA 91101. PRIMECAP Management Company reported that, as of June 4, 2015, it possessed sole power to vote with respect to 5,098,600 shares and sole power to dispose of 6,134,000 shares.
(15)	Share information is as of December 31, 2014 and derived from a Schedule 13G/A filed on February 11, 2015 by The Vanguard Group, Inc. The business address of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355. The Vanguard Group, Inc. reported that, as of December 31, 2014, it possessed sole power to vote 86,607 shares, sole power to dispose 3,595,862 shares and shared to dispose 80,607 shares.
(16)	Share information is as of December 31, 2014 and is derived from a Schedule 13G/A filed on February 2, 2015 by BlackRock, Inc. The business address of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022. BlackRock, Inc. reported that, as of December 31, 2014, it possessed sole power to vote 3,393,757 shares and sole power to dispose 3,533,730 shares.
(17)	Share information is as of December 31, 2014 and derived from a Schedule 13G/A filed on February 5, 2015 by Dimensional Fund Advisors LP. The business address of Dimensional Fund Advisors LP is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746. Dimensional Fund Advisors LP reported that, as of December 31, 2013, it may have possessed sole power to vote with respect to 3,201,280 shares and sole power to dispose of 3,325,906 shares. According to the Schedule 13G/A, the shares reported on that Schedule are owned by investment companies, trusts and/or separate accounts for which Dimensional Fund Advisors LP or one of its subsidiaries acts as an investment advisor, sub-advisor or manager and Dimensional Fund Advisors LP disclaims beneficial ownership of those shares.
(18)	Share information is as of November 25, 2015 and derived from a Schedule 13G filed on December 4, 2015 by Morgan Stanley. The business address of Morgan Stanley is 1585 Broadway, New York, New York 10036. Morgan Stanley reported that, as of November 25, 2015, it beneficially owned 3,197,804 shares, possessed sole power to vote 3,175,769 shares and possessed shared power to vote 13,515 shares and shared power to dispose of 3,197,804 shares.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Introduction

In accordance with SEC regulations, the Compensation Discussion and Analysis and compensation disclosure tables that follow address compensation with respect to our fiscal year ended December 31, 2014. At that time, our named executive officers (“NEOs”) included those executives set forth in the table below and therefore the information in this section and the tables that follow regarding their compensation in respect the fiscal year ended December 31, 2014 has been included in fulfillment of the SEC requirements. Since December 31, 2014, Mr. Hughes, Mr. McIntyre and Mr. Primozich have left their positions with Boulder Brands:

Named Executive Officers as of 12/31/14	Position as of 12/31/2014
Stephen B. Hughes	Chairman and Chief Executive Officer(1)
James B. Leighton	Chief Operating Officer
Christine Sacco	Chief Financial Officer
TJ McIntyre	Executive Vice President and General Manager, Natural Brands(2)
Duane Primozich	Executive Vice President and General Manager, Balance Brands(3)
Norman Matar	Former Chief Legal Officer and Corporate Secretary

(1)	Mr. Hughes employment with Boulder Brands ended as of June 9, 2015.
(2)	Mr. McIntyre’s employment with Boulder Brands ended as of July 17, 2015.
(3)	Mr. Primozich’s employment with Boulder Brands ended as of October 5, 2015.

Executive Summary

Company Performance—2014

As we have previously reported, 2014 was a challenging year for Boulder Brands, with performance below several key operating and financial goals and a decline in stock price over a year ago. The environment in which we operate can create challenges from a variety of sources. We have identified three primary headwinds that negatively impacted our 2014 performance, including the weaker than expected operating environment for buttery spreads, service issues in our natural segment, and higher costs for egg whites, a key ingredient in our gluten free baking business. Even with these challenges we maintained our position as one of the fastest growing companies in the food industry. Specifically, we have the second highest reported revenue CAGR (compound annual growth rate) within the industry for the period 2010-2014 and the second highest (tied for 2nd) reported adjusted EBITDA CAGR for the period 2010-2014 (each, as reported by Thompson One Database (n.d.), retrieved March 9, 2015 from http://www.thompsonone.com).

Compensation of the Chief Executive Officer and Pay for Performance Alignment

Our compensation programs are designed to reward strong Company performance and to pay less compensation when Company performance is not as strong. For the CEO, approximately 75% of his total pay opportunity in 2014 was based on variable compensation, the value of which is directly tied to our Company’s performance. In light of our financial results in 2014, the CEO did not receive any payment under our Incentive Program and, therefore, his overall cash-based compensation for 2014 decreased by approximately $790,000 from a year ago.

The graph below demonstrates the strong alignment over the past three years of shareowner value creation, net sales and adjusted EBITDA growth with CEO total direct compensation (“TDC”). TDC consists of 2014 base salary, annual cash bonus earned for 2014 (as noted above, no bonus was paid for 2014) and periodic equity grants made in 2012 that were annualized over Boulder Brands’ typical vesting period of four years. Note, no equity awards were granted in 2014; however the CEO was permitted to participate in a performance-based long-term cash plan (value not included in table below) which only pays out upon achievement of certain performance hurdles (see “2014 Long-Term Cash Incentive Bonus Program”) during the four-year performance period. For 2014, TDC declined significantly, reflecting not only the financial challenges faced by Boulder Brands in the second half of 2014 but also that our programs have been designed to strongly tie pay to actual company performance.

Compensation Decisions and Actions—2014

Compensation decisions made during 2014 reflect our overall performance and continued efforts to integrate the recent acquisitions into our business strategy and operations. In addition, the importance of retaining and recruiting key management personnel remains critical to our long-term success, vision and strategy.

Following several years of transformational growth though a series of acquisitions, including Glutino Food Group (“Glutino”) in August 2011, Udi’s Healthy Foods, LLC (“Udi’s”) in July 2012, and Davies Bakery (“Davies”), Level Life Foods (“Level”) and Phil’s Fresh Foods, LLC (“EVOL”) in 2013, in 2014 we focused on the internal growth of these and our other core brands. We have focused on strategic planning and have established a platform for future growth. Moving from a sales and marketing “virtual” company platform, to a company with full scale operations in addition to our historic sales and marketing functions, we are adjusting to growth in all areas of our business operations.

The incredible growth of our company in recent years has created a unique set of challenges for the management team, particularly our NEOs, whose roles, duties, and responsibilities have expanded and become more complex in order to match our expanded and more complex business operations. The Compensation Committee (referred to in this Compensation Discussion & Analysis as the “Committee”) desires to ensure that our policies and programs appropriately reflect our company’s current size and operations, while also maintaining sufficient flexibility to allow for continuing evolution of our compensation programs. In addition, the Committee has reviewed and reflected on the feedback provided to us through our stockholder outreach program.

In this challenging year, the Committee followed its pay for performance philosophy, resulting in the following key decisions:

•	Limited Cash Compensation Adjustments. Only limited salary adjustments were approved in 2014 for certain NEOs. Following a review of base salary levels in connection with the adoption of Boulder Brands’ peer group, as discussed below, limited changes were recommended for Mr. McIntyre and Mr. Primozich to align their base salaries and target bonus opportunity levels with the market median of our new peer group (as discussed below), which changes took effect in 2015.

•	No Annual Cash Incentives. The Committee set aggressive performance goals for the threshold, target and maximum possible payout levels under our Amended and Restated Company Financial Performance Incentive Program (the “Incentive Program”) based upon net sales and adjusted EBITDA for 2014, which metrics were chosen to be consistent with our strategic plan and operations goals at the beginning of the year. Since the threshold performance goals were not met, NEOs did not earn any annual incentive awards for 2014, nor were any discretionary performance-related bonus awards granted.

•	Peer Group Adoption. In 2014, the Committee adopted a peer group to benchmark executive compensation levels and the structure/design of compensation programs at comparable companies. This decision was made, in part, to reflect Boulder Brands’ transformation from our “virtual” company business model to our current full scale activities in the natural foods industry. The Committee engaged Pearl Meyer & Partners to assist in developing a list of peer companies and adopted the new peer group in the third quarter of 2014. Since that time, the Committee has begun to consider the peer company data for purposes of evaluating and making compensation-related decisions. The information reviewed by the Committee includes, in part, compensation levels and practices for executives holding comparable positions at the peer group companies. The Committee believes that use of specific peer group data points will aide the Committee in creating compensation packages that are best positioned to retain our named executive officers, and where appropriate, recruit additional talented management team members. It is the intention of the Committee to more fully utilize the peer group data in determining the mix of compensation elements and setting compensation levels for the named executive officers beginning in 2015.

•	Compensation Design Philosophy. In connection with the adoption of a peer group, in 2014 the Committee also determined that it would, as an overall philosophy, generally, adopt programs and compensation designs targeted to achieving total compensation levels for each named executive officer at the median of compensation awarded by our peer group companies for executives in similar positions.

Good Compensation Governance Practices

Our executive compensation program reflects our strong commitment to good governance and is designed to mitigate inappropriate risk-taking by our NEOs. Aspects of our compensation that reflect these policies include:

•	Compensation Mix: Our compensation mix is not overly weighted toward short-term annual incentives and the percentages of compensation tied to short-term and long-term incentives taken together result in a majority of the compensation for our executive officers being tied directly to Company performance.

•	Peer Group: As discussed above, in the third quarter of 2014, the Committee, with the assistance of our independent compensation consultant, selected a peer group for purposes measuring the total compensation levels for our named executive officers relative to our peers, and began to implement a new aspect of our compensation design strategy intended to set total compensation levels for each of our named executives at approximately the median of the total compensation levels awarded by our peer group companies for similar positions.

•	Aggressive Incentive Compensation Thresholds: In 2014, our annual incentive compensation awards were subject to the achievement of aggressive threshold, target and maximum performance goals. Our Incentive Program provides for annual bonus compensation under a two-step program including a “base plan” and a “supplemental plan,” pursuant to which no amount will be paid under the base plan unless threshold performance goals under the base plan are met, and no amount will be paid under the supplemental plan unless target goals are achieved under the base plan. Since 2014 threshold goals under the base plan for net sales and adjusted EBITDA were not met, the NEOs did not earn an annual bonus in 2014, reflecting a direct tie between company performance and the level of compensation.

•	Grant Vesting Policy Encourages Long-term View: Compensatory equity grants to employees, including our NEOs, are designed to vest either over a four-year period or based upon achieving specified performance conditions, which mitigates the risk of our executives and employees taking short-term risks and focuses their attention on stability and Boulder Brands’ long-term growth strategy. If stockholders vote to approve the Boulder Brands Inc. Third Amended and Restated Stock and Award Plan under Item 3 of this proxy statement, Boulder Brands intends to grant an even higher percentage of grant awards that vest solely on the achievement of performance goals.

•	Holdbacks: To ensure that annual bonuses under our Incentive Program award sustained Company growth, in the case of our NEOs, our Incentive Program provides that any payment amounts in respect of performance above target bonus opportunities be held back for one year and subject to further performance conditions in the following year, such that performance in the subsequent year must equal or exceed the target performance with respect to the Incentive Program for the prior year before the above target payment from the prior year is made (the “Prior Year Holdback”).

•	Negative Discretion: Our Incentive Program provides that the Committee may exercise complete negative discretion with respect to all bonus amounts (and may choose to award no bonus for a given year, even where performance target have been met).

•	Clawback Policy: We maintain a “no fault” clawback policy under which our executive officers will be required, subject to the discretion of our independent directors, to repay to Boulder Brands incentive bonuses they receive based on financial results that subsequently (within three years of the original payment) become the subject of a restatement due to material noncompliance by Boulder Brands with any financial reporting requirement, regardless of any finding of misconduct.

•	Limited Perquisites and No Supplemental Retirement Benefits: We provide limited perquisites and no retirement or supplemental executive retirement programs for our executives.

•	Annual Say on Pay: In accordance with our stockholder’s preference, we conduct an annual advisory “say on pay” stockholder vote, maximizing the opportunity to receive feedback on the compensation programs for our NEOs.

•	Independent Consultants: The Committee engages only independent compensation consultants that do not provide any services to management and that have no prior relationship with management prior to the engagement.

•	Risk Reviews: We regularly conduct compensation risk reviews; our Committee maintains significant oversight of the ongoing evaluation of the relationship between our compensation programs and risk.

•	Stock Ownership Guidelines: We maintain robust stock ownership guidelines under which, after an initial phase-in period, each of our executive officers is required to maintain vested equity holdings with a value equal to at least, in the case of our chief executive officer, six times his annual base salary and, in the case of each of our other executive officers, three times the executive’s annual base salary. Each of our NEOs is currently on track to be in compliance by the required date applicable to each NEO in accordance with the guidelines.

•	Recoupment Policy: We maintain a recoupment policy in our stock plan that requires an employee who is terminated for cause to forfeit all awards previously granted to the employee retroactive to the date the employee first engaged in the conduct that was the basis for such termination.

•	Anti-Hedging Policy: The Company’s Insider Trading Policy prohibits all officers (as well as all employees and directors) of Boulder Brands from effecting hedging or similar monetization transactions with respect to the shares of Boulder Brands.

•	100% Performance-Based Equity Awards for CEO: Since 2008, 100% of equity awards granted to the CEO vest only upon achievement of performance goals.

Say-on-Pay Results in 2014 and Stockholder Outreach

We carefully consider and value our stockholders’ opinions on our executive compensation program, and take stockholder feedback seriously. In reviewing the compensation programs over the course of 2014, our Committee considered the results from last year’s say-on-pay vote (69% of votes cast approved) as well as our discussions with stockholders as part of our ongoing stockholder outreach program which began in 2013. Since our outreach efforts began, we have met several times with many of our top 20 shareholders about our executive compensation programs and corporate governance practices. In particular, since the time of our annual stockholder’s meeting in 2014, Company representatives have contacted 16 of our stockholders and the chairperson of the Committee and other representatives of Boulder Brands spoke directly with 5 stockholders, representing approximately 26% of our overall stockholder base, to collect feedback and to inform them of our compensation-related initiatives, including our future plans to utilize peer group benchmarking and potentially a shift towards concentrating our long-term equity compensation program on annual grants rather than more periodic grants. Besides these initiatives, based on these discussions in 2013 and 2014, we have instituted, or continue to institute, a number of compensation program changes, including:

•	A more structured approach to compensation decision-making whereby a new internal pay equity structure was adopted implementing 14 “bands” of employee positions, each with suggested cash and equity compensation ranges;

•	Elimination of the practice of providing annual cost of living salary increases for named executive officers, in favor of merit-based increases;

•	Incorporating a more formal peer group analysis into evaluation of compensation levels for our named executive officers.

Compensation Actions Impacting 2015 Compensation Design

The Committee has made several adjustments to how NEO compensation will be designed and structured beginning in 2015. These changes, discussed in each relevant section in this Compensation Discussion and Analysis, include:

•	More extensive analysis of data derived from Boulder Brands’ newly established peer group as part of making decisions related to NEO compensation mix and levels of compensation;

•	Adopting a philosophy that targets total compensation for each NEO at the median relative to peer group total compensation levels for similar positions;

•	Approving base salary increases, if any, based on merit and eliminating cost of living increases for NEOs;

•	Evaluating and setting annual bonus program goals for threshold, target and maximum award payout opportunities based on the probability of achievement in consideration of peer group data and company performance; and

•	Establishing an equity grant program focused on annual awards, with a majority of grants to NEOs taking the form of performance-based restricted stock units (subject to stockholder approval of the Boulder Brands, Inc. Third Amended and Restated Stock and Awards Plan pursuant to Item 3 of this proxy statement.)

We encourage you to read this Compensation Discussion and Analysis for a detailed discussion and analysis of our executive compensation program, including information about the fiscal 2014 compensation of the NEOs.

Compensation Program Objectives

Current Philosophy and Objectives

In keeping with our vision and strategy, Boulder Brands’ compensation program is designed to attract, retain and motivate executives who are capable of delivering superior business results in the extremely competitive natural foods industry. We compensate our executives through a mix of base salary and incentive bonuses, if performance goals are met, and, in some years, long-term equity compensation with an emphasis on incentives that reward strong business performance and achievement of performance goals that align the interests of management with the interests of our stockholders. Our compensation programs are designed to pay for performance, be competitive and minimize pay elements, such as perquisites, that do not directly support Boulder Brands’ values and business strategy, even if common in the marketplace. In addition to the above overriding principles, our Committee relies on the following guidelines to assist it in setting compensation levels (both short and long term) for executives:

•	compensation programs are designed to emphasize pay for performance by closely tying total compensation to the success of Boulder Brands and each executive’s contribution to that success; and

•	compensation programs should be flexible so that there is an opportunity for greater compensation for superior performance balanced by the risk of lower compensation when performance is less successful.

In this regard, Boulder Brands’ philosophy is that members of senior management have a stronger and more direct impact on Boulder Brands’ ability to achieve its strategic and business goals and that therefore a larger percentage of their compensation should be performance-based and driven by long-term equity awards.

For compensation decisions, the Committee considers all aspects of a NEO’s compensation on both an annual basis and as averaged over a long-term period basis (to account for periodic equity awards); it does not consider any aspect of its compensation program in isolation. Rather, it considers the total compensation that may be awarded, including base salary, incentive bonus, long-term incentive compensation. Depending upon Boulder Brands’ needs at the time of grant, the Committee considers whether awards should have time-based or performance-based vesting features. However, since 2008, all long-term incentive awards granted to the CEO have been 100% performance-based. The Committee’s goal is to award compensation that is reasonable in relation to the achievement of Boulder Brands’ business strategy and objectives and that is consistent with Boulder Brands’ compensation philosophy and objectives. The Committee has also considered the transformation and increased business complexity that has taken place in the past four years.

The pie charts below reflect base salary (a fixed payment), annual cash bonus opportunity for 2014 (a variable payment) and the fair market value of equity awards (a variable payment) to our NEOs averaged over the past three years to reflect the periodic nature of our equity grants. The resulting compensation mix reflects variable compensation at 75% for the CEO and 66% for the Other NEOs (on average)

Adjustments to Compensation Philosophy for 2015 and Beyond.

In light of Boulder Brands’ transformation and the results of our 2014 advisory “say on pay” stockholder vote, the Committee embarked on a full review of our compensation philosophy and compensation programs to ensure that all programs continue to serve our company’s objectives and align with stockholder interests.

In connection with Boulder Brands’ substantial growth, the Committee particularly focused on streamlining compensation decisions by developing career bands while ensuring that employees are personally incentivized towards supporting Boulder Brands’ success and profitability. The Company has adopted a compensation structure based on career bands that categorizes all employees, including the NEOs, in one of 14 non-production or one of four production bands, depending on the employee’s job description. Each career band represents a different career level and encompasses suggested ranges for appropriate salary, bonus and long-term incentive compensation for the members of that band. As part of this compensation structure base salaries will no longer be subject to “standard” cost of living increases, and instead salary increases will be based on a merit-based review process.

As described more fully below, in the third quarter of 2014, our Committee completed work to select a peer group of companies for purposes of evaluating the compensation packages of Boulder Brands’ named executive officers as compared to those at the peer group companies. Going forward, the Committee intends to evaluate NEO compensation against the peer group total compensation median and establish pay levels accordingly. The Committee believes that determining market standards is a useful reference point for establishing compensation levels that will further Boulder Brands’ goals.

In furtherance of supporting a median pay philosophy and based on feedback from our stockholders, the Committee has the desire to shift to granting smaller, annual equity awards versus the periodic equity grants that have been our historic practice. The Committee believes annual grants better reflect Boulder Brands’ new risk profile, competitors and business reality following its transformation from its original “virtual” model. The Committee also recognizes that a significant amount of equity and equity-based awards currently held by our NEOs and other key employees may vest in 2015 and desires to have the flexibility to provide new grants of equity-based awards to maintain the incentive and retentive value of long-term incentives held by our named executive officers and other key employees. To accomplish these goals, Boulder Brands is asking shareholders to approve the Boulder Brands, Inc. Third Amended and Restated Stock and Award Plan, as presented in Item 3 of this proxy statement, described below.

Committee Responsibilities

The Committee is responsible for analyzing and determining the material terms of all executive compensation arrangements and benefit packages. With respect to officers other than the Chief Executive Officer, the Committee will consider the input of the Chief Executive Officer. The Chief Executive Officer makes recommendations regarding any changes to the level of cash compensation for the other NEOs, but the Committee ultimately makes all decisions with respect to NEO compensation. The Committee sets the cash compensation for the Chief Executive Officer, with input from the independent directors. With respect to the annual bonuses granted to NEOs pursuant to the Incentive Program, the Committee requests management present a forecast for the year based on aggressive and appropriate financial targets within specified guidelines. The Committee then considers the forecast and targets presented by management and makes its final determination regarding appropriate performance goals.

The Committee conducts reviews of our company’s compensation policies and strategies at least annually and oversees and evaluates our overall compensation structure and programs. During 2014, the Committee met 17 times and, among other things, reviewed our compensation philosophy, objectives and principles to determine whether they continued to be in the best interests of our company and its stockholders and whether any changes or revisions, either to the overall philosophy and objectives or to specific parts of the compensation package, were warranted. Full details of the Committee’s duties and authorities can be found in its charter located on our website at www.boulderbrands.com.

Compensation Consultant

The Committee relies upon an outside advisor to assist in program design and develop program elements. The Committee engaged Pearl Meyer & Partners, LLC (“PM&P”) as its independent consultant to assist with the review of named executive officer compensation, including the development of a peer group against which to evaluate our executive compensation levels, the proposed equity compensation program, and the analysis of the probability of achievement of threshold, target and maximum performance goals related to our Incentive Program. The Committee has reviewed its relationship with PM&P and has determined that PM&P’s work for Boulder Brands does not provide any conflict under the independence standards set forth in the Dodd-Frank Act or otherwise.

Competitive and Market Considerations—Adoption of a Peer Group

At this juncture as a transformed, larger, more complex and multi-faceted business in a highly competitive natural foods industry, it is critical that we are able to attract and retain a strong management team and properly align managements’ incentives with our company performance. We recruit (and need to retain) talent that is capable of delivering the business results contained in our strategic plan and growth model. In light of our transformation and continued evolution, flexibility around appropriate compensation decisions is paramount. Historically, our unique business model as a “virtual business,” where activities such as manufacturing were outsourced, made determining directly comparable information with respect to compensation information at “peer” companies challenging. In recent years, however, Boulder Brands’ model has evolved so that our operations are similar to other food and beverage companies, and, increasingly, we compete for management talent amongst the other companies in our industry. Therefore, the Committee determined that it was appropriate to identify peer companies and begin a more formal process of evaluating our compensation levels and features in relation to the compensation levels for named executive officers at the identified peer companies. The peer group was adopted in the third quarter of 2014, and while the Committee considered the data collected in the process of determining the peer group in decisions for the remainder of 2014, no adjustments were made to compensation levels for any of the NEOs with respect to 2014 compensation.

Selected peer companies, in addition to being in the food/beverage industry group, generally met identified criteria considered similar to those of Boulder Brands as of August 2014 when the peer group was adopted, including: EBITDA margin of 12% or more; EBITDA growth of 12% or more; revenue growth of 10% or more; positive 1,3, and 5 year total shareholder return; revenue within 1/3—5 times the size of Boulder Brands’ or market capitalization levels within 1/5—5 times that of Boulder Brands. Based on the recommendation of our independent compensation consultant, the Committee was seeking to establish a peer group of between 10-15 companies in order to have a mix of companies that would provide meaningful compensation data. The market capitalization criterion was expanded to the noted 1/5—5 times that of Boulder Brands in order to capture, together with the other factors described above, a sufficient number of peer companies. Note, although The White Wave Foods Company is larger in both revenue and market capitalization it is a direct competitor for talent given its geographic proximity and business focus.

It is the intent of the Committee to review the peer group at least annually and make any adjustments to the list of peers that may be appropriate to recognize changes in performance, size and business scope. For 2014-2015, the selected peer companies include:

• B&G Foods	• Omega Protein
• Boston Beer Co	• Snyder’s-Lance
• Calavo Growers	• The Hain Celestial Group
• Craft Brew Alliance	• The White Wave Foods Company
• Inventure Foods	• Treehouse Foods
• J&J Snack Foods	• SunOpta
• United Natural Foods

2014 Cash Compensation Structure

Cash compensation consists of base salary and an annual incentive bonus, the latter of which is only payable if threshold goals are met. As Boulder Brands has grown and expanded, the executive officers have taken on additional roles and duties and the Committee has begun to make individualized cash compensation decisions for the NEOs to reward extraordinary performance and to recognize the increased job responsibilities assigned to certain members of our management team. Additionally, cash compensation levels are intended to reflect the experience and skill level necessary to thrive in a high growth environment and take into account the absence of other benefits such as extensive pension plans. These decisions regarding cash compensation (including incentive award opportunities) take into account the various factors listed below.

Base Salary

Base salary for our NEOs reflects the individual’s job responsibilities, experience, value to Boulder Brands and demonstrated performance. It is the Committee’s intention to review base salaries annually as well as in connection with any promotions. In connection with its performance reviews and base salary adjustments, if any, the Committee generally makes its determinations based on a number of factors, including:

•	the nature and responsibility of the position;

•	the experience of the individual executive;

•	the impact and contribution of the individual executive in assisting Boulder Brands to achieve its strategic goals and objectives;

•	the importance of retaining the individual executive along with assessing the market for someone of the executive’s talent and experience;

•	information regarding median base salary levels at our peer companies;

•	leadership skills;

•	the recommendation of the Chief Executive Officer (except in the case of his own compensation); and

•	in setting the compensation for the Chief Executive Officer, the unique role, background and experience of our chief executive officer within the natural foods industry and input of the Governance and Nominating Committee with respect to the Chief Executive Officer’s performance in the area of corporate governance.

For our NEOs that are currently executive officers, base salary information as of December 31, 2013 and 2014, and as currently applicable in 2015, is as follows:

	Base Salary as of
Name	December 31, 2013	December 31, 2014	March 1, 2015
Stephen B. Hughes	$900,000	$900,000	$900,000
James B. Leighton	$600,000	$600,000	$600,000
Christine Sacco	$400,000	$400,000	$400,000
TJ McIntyre	$275,000	$325,000	$335,000
Duane Primozich	$238,703	$300,000	$335,000

	Base Salary as of
Name	December 31, 2013	December 31, 2014	March 1, 2015
Stephen B. Hughes	$900,000	$900,000	$900,000
James B. Leighton	$600,000	$600,000	$600,000
Christine Sacco	$400,000	$400,000	$400,000
TJ McIntyre	$275,000	$325,000	$335,000
Duane Primozich	$238,703	$300,000	$335,000

2014 Annual Cash Incentive Bonus Program

The objectives of Boulder Brands’ annual cash incentive bonus program pursuant to the Incentive Program are to encourage and support profitability and performance growth of Boulder Brands’ business by measuring Boulder Brands’ success against annual performance goals. The program directly ties pay to performance of Boulder Brands since no bonus amount is paid unless threshold performance goals, which were set aggressively in excess of the prior year’s results, are exceeded.

The annual award program pursuant to the Incentive Program allows for the approval of a “base plan” award opportunity and a “supplemental plan” award opportunity. The supplemental award opportunity, up to a maximum payout of 200% of a participant’s target opportunity under the base plan, becomes available only in the event certain maximum performance levels are met, as described further below. In order to receive any portion of the annual bonus, a participant must be employed with Boulder Brands on the date the bonus is paid, unless otherwise determined by the Committee. In 2014, as part of the base plan portion of the annual bonus program, Boulder Brands set a threshold bonus opportunity and a target bonus opportunity. Additionally, Boulder Brands set a maximum bonus opportunity as part of the supplemental plan. The threshold and target performance levels for 2014 were set significantly higher than the actual results for 2013.

The annual target bonus percentages for 2014 for our NEOs under the Incentive Program ranged from 50%—100% of the executive’s base salary. In setting the target bonus percentages for each of the NEOs, the Committee considers the same factors as it does when setting base salary, as described above under the heading “Base Salary,” though peer group data was not part of the determination of 2014 annual target bonus percentages, since the percentages were set well before the peer group was adopted in the third quarter of 2014.

For 2014, the Committee set semi-annual and annual goals under the Incentive Program, with net sales (weighted 50%) and adjusted EBITDA (excluding bonus) (weighted 50%) as the metrics used for determining executives’ bonus levels. The Committee selected these metrics with input from the Board as well as senior management largely because these measures are consistent with Boulder Brands’ top line growth and profitability goals as part of its strategic plan. These metrics are also consistent with how Boulder Brands reports its results to financial analysts, directly relating bonus award payments to how Company performance is measured.

The Committee established threshold and target performance goals using (i) the net sales metric of $238.3 million and $259.3 million, respectively, for the first half of 2014 and $516.3 million and $571.3 million, respectively, for the whole year, and (ii) the adjusted EBITDA metric (excluding bonuses) of $38.8 million and $43.2 million, respectively, for the first half of 2014 and $95.1 million and $107.7 million respectively, for the whole year. In setting these threshold and target performance goals, the Committee reviewed broad survey data and set goals that would place Boulder Brands in the top tier of performance among food and growth companies as well as above Wall Street analyst estimates collected at the time. In addition, under the supplemental plan, with respect to the 2014 performance year, employees had the potential for payout above their target levels if adjusted EBITDA (excluding bonuses) exceeded $108.5 million, with a maximum potential payout per employee of 200% of the employee’s target amount if actual EBITDA (excluding bonuses) exceeded $143.3 million. As described above, any amounts under the supplemental plan are only payable if achievement under the base plan exceeds target levels. Bonus amounts were set so that the total bonus paid (under both the base and supplemental plans in the aggregate) could never exceed the difference between threshold adjusted EBITDA and actual adjusted EBITDA on a pre-bonus basis.

The bonus opportunities for each NEO if the threshold or target performance goals are achieved are set forth in the “Grants of Plan-Based Awards in 2014” table. Based on the determination of actual performance achieved, the amount of the actual bonus earned by a NEO, if any, is determined by the Committee (and may be less, but not more, than the amount that would be paid based on the performance achieved). For 2014, the percentage of a NEO’s bonus opportunity that could be earned ranged from 0% to 200%, with 0% being earned for meeting threshold performance levels and with straight-line interpolation being applied for performance above threshold levels, up to 100% of the bonus opportunity being awarded if the target performance level was reached under the base plan, and up to 200% of the bonus opportunity being awarded if maximum performance was met under the supplemental plan. No bonuses are paid unless the threshold is achieved. In addition, for the NEOs bonus amounts above target are subject to the Prior Year Holdback, pursuant to which the amounts are payable a year later, and only if performance in that subsequent year equals or exceeds the target performance from the prior year. Historically, under the Incentive Program, threshold levels have been set at a level significantly higher than actual results from the prior year except in unusual situations such as a deflationary economy. If target numbers are achieved, as determined by the Committee, 100% of the target bonus may be earned. No bonus may be paid or accrued if it would cause an event of default under Boulder Brands’ credit facility.

Based upon the Committee’s review of Boulder Brands’ financial performance against the applicable targets, following the end of the 2014 performance period, it was determined that NEOs did not earn any bonus amount for 2014. The table below sets forth bonus opportunities, as a percentage of base salary, that could have been earned upon achieving the corresponding performance measure for 2014 for each of our NEOs.

2014 Cash Incentive Bonus as a Percentage of Annual Base Salary

Name	Threshold(1)	Target	Maximum(2)	Actual Bonus Paid
Stephen B. Hughes	0%	100%	200%	0%
James B. Leighton	0%	80%	160%	0%
Christine Sacco	0%	80%	160%	0%
TJ McIntyre	0%	50%	100%	0%
Duane Primozich	0%	50%	100%	0%
Norman Matar	0%	80%	160%	0%

(1)	No cash incentive bonus is awarded unless the threshold level is met or exceeded. If the threshold is met or exceeded but target is not achieved, then the executive would have been awarded a percentage of the target bonus by using straight-line interpolation between threshold and target.
(2)	Any amounts payable above target level would be subject to the Prior Year Holdback for our NEOs.

As part of the Committee’s review of compensation practices generally and adoption of the new peer group, beginning in 2015, the Committee intends to revise the process of setting the relevant performance targets under the Incentive Program by including an analysis of the probability of achievement of the determined threshold, target and maximum award performance targets, in part, based on relative performance information from our peer group. The Committee will then, without encouraging undo risk taking, set goals in support of both Boulder Brands’ market median total compensation philosophy and the incentive nature of the annual bonus program.

Equity Incentives Granted in 2014

The Company strongly believes that providing executives with an opportunity to increase their ownership of common stock in Boulder Brands aligns their interests with the interests of stockholders. We maintain our stock plan in order to promote the long-term growth and financial success of Boulder Brands and substantially increase stockholder value by attracting and retaining outstanding executives and employees and also subject our NEOs and certain other officers to compliance with robust ownership guidelines, as previously discussed. Since 2007, the Committee’s philosophy regarding long-term equity grants was to grant more substantial infrequent grants. Based on our historic business model, including our unique operations as a “virtual” company with outsourced manufacturing, periodic grants, including upon an individual’s hiring, provided an appropriate incentive to attract and retain executives in a unique environment. Under this philosophy, equity incentive grants were made on January 15, 2014 to Mr. Leighton, as the second portion of the grant awarded to him in connection with his hiring as Boulder Brands’ COO (the first portion was granted in October 2013), and to Mr. McIntyre and Mr. Primozich, each of whom had not received an equity grant since 2012. Mr. Leighton’s award consisted of a stock option to purchase 150,000 shares of Boulder Brands’ common stock and 110,000 restricted stock units. Together these awards constituted an equity grant level that is generally consistent with past practice for the executive’s position and duties. Mr. McIntyre received a stock option to purchase 45,000 shares of Boulder Brands’ common stock to order to bring Mr. McIntyre’s equity grant in line with Boulder Brands’ compensation bands. Mr. Primozich was granted a stock option to purchase 118,248 shares of Boulder Brands’ common stock in connection with the promotion to his current position and in compliance with Boulder Brands’ compensation bands.

As previously discussed, the Compensation Committee intends to shift its philosophy regarding equity compensation grant practices to focus principally on smaller, annual grants instead of Boulder Brands’ historical use of periodic awards. Consistent with our performance-oriented culture, the change in grant practices includes an emphasis on awards with performance-based vesting. These changes, however, are dependent on the approval by stockholders of the Boulder Brands, Inc. Third Amended and Restated Stock and Awards Plan as set forth in Item 3 of this proxy statement. Additional discussion regarding the potential equity compensation program going forward can be found in the description of Item 3.

2014 Long-Term Cash Incentive Bonus Program

In March 2014, the Board and the Committee approved a long-term incentive bonus award under the Incentive Program for Mr. Hughes (the “CEO LTIP”), which provides Mr. Hughes with the opportunity to receive a maximum payment of $3,000,000 if Boulder Brands meets a series of three performance hurdles over a four-year period beginning January 1, 2014. The Committee granted this long-term incentive award because it desired to provide Mr. Hughes with an additional performance-based long term incentive in light of the fact that price-vested option awards granted to Mr. Hughes in 2012 had become fully vested. The Company set three increasingly ambitious performance targets under the CEO LTIP based on the metric of adjusted EBITDA as a percentage of net sales. The Committee believes achievement of those performance goals will be very difficult. Under the CEO LTIP, if during the four-year performance period the first adjusted EBITDA as a percentage of net sales goal is met, Mr. Hughes will be entitled to receive $500,000, if the second higher performance hurdle is met he is entitled to receive $1,000,000 and if the last and highest performance hurdle is met, he is entitled to receive $1,500,000. In addition to these performance hurdles, to be eligible to receive an award under the CEO LTIP, certain gating items must be met, including 15% organic growth in net sales (excluding the impact of any acquisitions) and achieving certain minimum percentages of adjusted EBITDA to net sales for each calendar quarter of any calculation period. For each payment, assuming the gating item thresholds are met, if the relevant performance hurdle is achieved, 50% of the bonus amount will be paid upon achievement of the performance target, 25% of the bonus amount will be paid upon maintaining that adjusted EBITDA as a percentage of net sales level for another four quarters, and 25% will be paid upon maintaining the adjusted EBITDA as a percentage of net sales level for yet another four quarters. Therefore, for each hurdle achieved, payment will be made over a period of at least three years, subject to the relevant EBITDA as a percentage of net sales numbers and additional gate metrics being maintained over the entire vesting period.

Change-in-Control and Severance Payments

Change of Control Agreements

Each of our NEOs has a change of control agreement. The Company believes these change of control agreements effectively create incentives for our executives to build stockholder value and to obtain the highest value possible should we be acquired in the future, despite the risk of losing employment. These arrangements are intended to attract and retain qualified executives who could have other job alternatives that may appear to them to be less risky absent these arrangements.

Our change of control arrangements for our executive officers are “double trigger,” meaning that no payments (other than the immediate vesting of all unvested equity awards) are made upon a change of control unless the executive’s employment is terminated other than for “cause” or with “good reason” within 24 months following a change of control. The executive would also be entitled to such benefits if he was terminated involuntarily (without cause) within six months prior to a change of control. We believe this structure strikes a balance between the incentives and the hiring and retention effects described above, without providing these benefits to executives who continue to enjoy employment with an acquiring company in the event of a change of control transaction. We also believe this structure is more attractive to potential acquiring companies, who may place significant value on retaining members of our executive team and who may perceive this goal to be undermined if executives receive significant payments in connection with such a transaction and are no longer required to continue employment to earn the benefits under these agreements.

Please refer to the section entitled “Potential Payments Upon a Termination or Change-In-Control” for a complete description of the change of control agreements.

Change of Control/Severance Provisions in Equity Award Agreements

In accordance with our standard form of award agreements, outstanding equity awards would immediately vest upon a change of control (with or without the employee being terminated) for each of our NEOs and all other employees and directors receiving stock options. The Committee believes that these arrangements were necessary to attract and retain our high level employees due to the “start-up” nature of Boulder Brands at that time and the nature of environment in which the company operates.

All of the equity awards that are currently unvested provide for accelerated vesting upon the termination of the award holder’s employment as a result of his or her death or disability. In addition, with respect to the RSUs granted to Mr. Matar in 2012 and the RSUs granted to Mr. Leighton in 2014, any unvested RSUs would vest in the event of a termination of employment by Boulder Brands without “cause” or a termination of employment by the executive for “good reason.”

Severance Agreements

In focusing on the importance of retention in the context of the Committee’s overall review of executive compensation, each NEO is a party to a severance agreements with Boulder Brands. The Committee designed these agreements with the goal of aligning the incentives of Boulder Brands’ senior management team with those of Boulder Brands’ stockholders and retaining the services of the senior management team. These severance agreements provide for the same benefits as our change of control agreements (other than the 280G tax gross-up) in the event that the executive is terminated involuntarily (other than for “cause”) or voluntarily with “good reason” at any time during the next four years. In no event shall the executive be entitled to severance benefits under both his change of control agreement and his severance agreement. In consideration of such severance benefits, our NEOs would also be subject to certain non-competition and non-solicitation restrictions in the event of a termination for any reason during a two-year period for Messrs. Hughes and Leighton, during an 18-month period for Mr. Matar and Ms. Sacco and during a 12-month period for Messrs. McIntyre and Primozich. The loss of any key employees would have a significant impact on Boulder Brands’ ability to achieve its growth strategy. We believe these arrangements recognize the importance of retaining our key employees and provide sufficient incentives and protection for our executive officers, while also providing Boulder Brands with important additional protections.

Please refer to the section entitled “Potential Payments Upon a Termination or Change-In-Control” for a complete description of the severance agreements.

Other Compensation

Retirement: 401(k) and Profit-Sharing Plan

To provide employees, including our NEOs, with the opportunity to save for retirement on a tax-deferred basis, Boulder Brands sponsors a 401(k) plan. Pursuant to the plan, Boulder Brands matches dollar-for-dollar employee contributions up to a maximum of 5% of an employee’s cash compensation. Our predecessor company (GFA Brands) maintained a 401(k) plan and Boulder Brands deemed it advisable to continue the 401(k) plan to retain legacy employees. In 2014, four of our NEOs participated in Boulder Brands’ 401(k) plan.

Relocation Compensation

In 2014, following the Board’s decision to have all of Boulder Brands’ senior management, including the position of Chief Financial Officer, resident in Boulder Brands’ new headquarters in Boulder, Colorado, in order to incent and facilitate Ms. Sacco’s move on the short timeframe desired by the Board from her previous principal place of employment in Boulder Brands’ New Jersey location to Boulder, the Board approved a relocation bonus and certain relocation benefits for Ms. Sacco, the payment of which is subject to certain conditions. The relocation bonus is payable in two installments (provided Ms. Sacco moved by September 2014) consisting of a $300,000 payment made in August 2014 and a second payment of $300,000 to be made in July 2015 as long as she remains an employee of Boulder Brands on the payment date. Subject to the terms and conditions of Boulder Brands’ general relocation program, Ms. Sacco is also entitled to reimbursement for (a) reasonable documented expenses related to the relocation of her family and household goods plus (b) temporary housing expenses incurred between July 2014 – July 2015. Ms. Sacco must repay any relocation bonus amounts she received if, prior to August 31, 2016, Ms. Sacco’s employment is terminated by Boulder Brands for Cause or she resigns without Good Reason (as such terms are defined in her Severance Agreement, more fully described under the heading “Potential Payments Upon Termination or a Change-In-Control).

Non-Qualified Deferred Compensation Plan

The Company sponsors a non-qualified deferred compensation plan that allows NEOs to defer compensation to a later date that otherwise would be paid when earned. The deferred compensation plan became effective as of January 1, 2008. None of our current NEOs made contributions to the deferred compensation plan in 2014 nor has an account balance as of the end of 2014.

Policy Regarding Recoupment of Compensation

The Stock Plan requires an employee who is terminated for cause to forfeit all awards previously granted to the employee retroactive to the date the employee first engaged in the conduct that was the basis for such termination. The Committee believes this provision is appropriate to avoid rewarding employees who engage in inappropriate behavior.

In addition, in March 2012, our Board adopted a recoupment policy under which our executive officers will be required, subject to the discretion of our independent directors, to repay to Boulder Brands incentive bonuses they receive in the future based on financial results that subsequently (within three years of the original payment) become the subject of a restatement due to material noncompliance by Boulder Brands with any financial reporting requirement, regardless of any finding of misconduct. When final regulations with respect to recoupment policies are promulgated under the Dodd-Frank Act, we will revisit this policy and amend it as required by such final regulations.

Stock Ownership Guidelines

To further align the interests of our directors and executive officers and with the interests of our stockholders, the Board has adopted stock ownership guidelines under which each of our executive officers are required to maintain, within four years of becoming subject to the policy, vested equity holdings with a value equal to at least, in the case of our chief executive officer, six times his annual base salary and, in the case of our other executive officers, three times the executive’s annual base salary. Each of our named executive officers who was serving is such position at the time the policy was adopted in March 2012 is currently on track and anticipated to be in compliance as of December 31, 2015.

No Hedging

All employees, including our executive officers, are prohibited from effecting hedging or similar monetization transactions with respect to the shares of Boulder Brands.

Policy with Respect to Section 162(m)

Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) generally disallows a tax deduction to public corporations for compensation paid to a company’s chief executive officer and the next three highest paid officers (excluding the chief financial officer) over $1,000,000 in any fiscal year. However, the disallowance of tax deductions does not apply to certain qualifying performance-based compensation.

The Committee reviews all of its compensation plans and agreements at least annually as they relate to Section 162(m) of the Code. Our Stock Plan, which was last approved by our stockholders in February 2011, and the Incentive Program, which was last approved by our stockholders in May 2010, were designed to enable (but not require) the Committee to make future awards qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code. We are asking stockholders to approve amended and restated versions of both these plans as part of this proxy statement to enable (but not require) the Committee to make future awards qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code. See Items 3 and 4, below, for more information.

We have structured our annual cash incentive awards under the Incentive Program and all of our stock options with the belief that these awards and grants meet the exception to this limitation for “performance-based compensation,” as defined in Section 162(m) of the Code, so that these amounts should be fully deductible for income tax purposes. However, the rules and regulations promulgated under Section 162(m) of the Code are complicated and may change from time to time, sometimes with retroactive effect. Therefore, there can be no guarantee that any incentive compensation award intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code will so qualify. In addition, the Committee may in the future decide to make incentive awards that do qualify for a deduction under 162(m) if the Committee believes it to be in the best interest of Boulder Brands.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Sincerely,

Benjamin Chereskin, Chairman

Gerald J. Laber

James. E. Lewis

Thomas K. McInerney

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table for the Fiscal Year Ended December 31, 2014

The following table summarizes the compensation of our NEOs for the fiscal years ended December 31, 2012, 2013 and 2014. We refer to these individuals as our “named executive officers” or our “NEOs.”

Name and Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)	Total ($)
Stephen B. Hughes	2014	900,000	—		—	—	—	—	—	900,000
Chairman and CEO	2013	765,750	200,000		—	—	689,175	—	—	1,654,925
	2012	721,000	—		3,238,650	2,344,450	836,360	—	—	7,140,460

James B. Leighton	2014	600,000	500,000	(5)	1,670,900	1,206,000	—	—	129,210	4,106,110
Chief Operating Officer	2013	251,889	1,000,000		—	2,105,000	108,000	—	23,412	3,488,301

Christine Sacco	2014	400,000	—		—	—	—	—	333,640	733,640
Chief Financial Officer	2013	362,500	—		—	—	190,025	—	12,750	565,275
	2012	300,000	—		—	1,073,858	162,690	—	27,001	1,563,549

TJ McIntyre	2014	325,000	—		—	361,800	—	—	13,000	699,800
Executive Vice President/General Manager, Natural Brands	2013	275,000	—		—	—	123,750	—	12,750	411,500

Duane Primozich	2014	300,000	—		—	950,714	—	—	13,000	1,263,714
Executive Vice President/General Manager, Balance Brands

Norman Matar	2014	450,000	—		—	—	—	—	13,000	463,000
Former Chief Legal Officer and Corporate Secretary	2013	402,188	—		—	—	211,359	—	12,750	626,297
	2012	386,250	—		1,052,000	—	224,025	—	22,856	1,685,131

(1)	The amounts in this column represent the grant date fair value of the RSU awards calculated in accordance with FASB ASC Topic 718. The grant date fair values have been determined based on the assumptions and methodologies set forth in the consolidated financial statements included in Boulder Brands’ annual report on Form 10-K (Note 11, Stock-Based Compensation).
(2)	The amounts in this column represent the grant date fair value of stock option awards calculated in accordance with FASB ASC Topic 718. The grant date fair values have been determined based on the assumptions and methodologies set forth in Boulder Brands’ 2014 consolidated financial statements included in Boulder Brands’ annual report on Form 10-K (Note 11, Stock-Based Compensation). The fair value of stock options will likely vary from the actual value the holder receives because the actual value depends on the number of options exercised and the market price of our stock on the date of exercise.
(3)	Since threshold performance goals were not met, no amount of annual bonus compensation was earned by the named executive officers for 2014.
(4)	Amounts in 2014 for each of Mr. Leighton, Ms. Sacco, Mr. McIntyre, Mr. Primozich and Mr. Matar consist of $13,000 attributable to Boulder Brands’ matching 401(k) contribution. In addition, the amount for Mr. Leighton includes $116,210 in expenses in connection with his relocation to Boulder, Colorado and the amount for Ms. Sacco includes a cash payment of $300,000 and $20,640 in expenses, both in connection with her relocation to Boulder, Colorado.
(5)	The bonus amount for Mr. Leighton represents the second payment of Mr. Leighton’s sign-on bonus, paid in January 2014, pursuant to his offer letter dated October 7, 2013.

Grants of Plan-Based Awards in 2014

For more information about our Incentive Program and our Stock Plan, see the section entitled “Executive Compensation Discussion and Analysis” included elsewhere in this proxy statement. The table below displays the grants of plan based awards made to our NEOs in 2014.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Stephen B. Hughes		0	900,000	1,800,000
James B. Leighton		0	480,000	960,000
	1/15/2014				110,000			1,670,900
	1/15/2014					150,000	15.19	1,206,000
Christine Sacco		0	320,000	640,000
TJ McIntyre		0	167,500	335,000
	1/15/2014					45,000	15.19	361,800
Duane Primozich		0	167,500	335,000
	1/15/2014					118,248	15.19	950,714
Norman Matar		0	360,000	720,000

(1)	Represents threshold, target and maximum possible payouts for 2014 under the base plan and supplemental plan pursuant to the Incentive Program. As set forth in the Summary Compensation Table, our NEOs did not receive an annual bonus amount in 2014 under the Incentive Program.

Outstanding Equity Awards at 2014 Year-End

The following table sets forth the outstanding equity awards held by our NEOs at December 31, 2014.

	Options							RSU Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Equity incentive plan awards: Number of unearned units that have not vested (#)		Equity Incentive plan awards: Market or payout value of unearned units that have not vested ($)
Stephen B. Hughes	1,125,000	0		375,000	(1)(2)	$9.85	5/21/17
	750,000	0		0		$5.26	1/3/22
James B. Leighton	0	150,000	(3)	0		$15.19	1/15/24
	62,500	187,500	(4)	0		$15.91	10/7/23
	45,000	0		0		$7.69	8/7/18
	90,000	0		0		$9.00	8/14/17
								116,250	(5)	$1,285,725
Christine Sacco	50,000	50,000	(6)	0		$12.24	10/8/22
	88,653	88,652	(7)	0		$5.26	1/3/22
	54,521	18,174	(8)	0		$4.60	1/21/18
	50,000	0		0		$4.33	12/31/20

	Options							RSU Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Equity incentive plan awards: Number of unearned units that have not vested (#)		Equity Incentive plan awards: Market or payout value of unearned units that have not vested ($)
TJ McIntyre	0	45,000	(3)	0		15.19	1/15/24
	25,000	25,000	(9)	0		12.24	10/8/22
	25,000	25,000	(10)	0		6.65	4/2/22
	50,000	0		0		4.33	12/31/20
	30,000	0		0		6.90	5/3/20
	50,000	0		0		5.83	10/12/19
Duane Primozich	0	118,248	(3)	0		15.19	1/15/24
	12,500	12,500	(10)	0		6.65	4/2/22
	42,566	14,186	(8)	0		4.60	8/27/17
	50,000	0		0		4.33	12/31/20
	18,750	0		6,250	(1)	6.18	12/28/19
Norman Matar	150,000	0		0		$6.90	5/3/20
	450,000	0		150,000	(1)	9.58	1/7/18
								100,000	(11)	$1,106,000

(1)	These options will vest, if at all, when Boulder Brands’ common stock price closes at or above $20.25 for 20 out of 30 consecutive trading days.
(2)	Mr. Hughes transferred 425,000 options to Sunset Oasis Limited Partnership (the “Limited Partnership”), a Delaware limited partnership of which Mr. Hughes was then the sole limited partner. 1% of these options were transferred as a capital contribution to Hughes Enterprises, LLC (the “General Partner”), a Delaware limited liability company which is the general partner of the Limited Partnership and then by the General Partner as a capital contribution to the Limited Partnership. Mr. Hughes was the sole member of the General Partner at that time. Mr. Hughes then transferred 100% of his interests in the Limited Partnership by assigning as gifts (i) all rights in the General Partner to a sibling and (ii) all of his Limited Partnership interests to his three children and his three siblings in varying percentages.
(3)	The options are subject to time vesting in equal installments over the remaining four-year period on each of January 15, 2015, 2016, 2017 and 2018.
(4)	The options are subject to time vesting in equal installments over the remaining three-year period on each of October 7, 2015, 2016 and 2017.
(5)	Represents (a) 110,000 RSUs that are subject to time vesting in equal installments over the remaining four-year period on each of January 15, 2015 and October 7, 2015, 2016 and 2017; (b) 5,000 RSUs that are subject to time vesting in equal installments over the remaining two-year period on each of June 28, 2015 and 2016; and (c) 1,250 RSUs that are subject to time vesting with the last installment scheduled to vest on December 5, 2015.
(6)	The options are subject to time vesting in equal installments over the remaining two-year period on each of October 8, 2015 and 2016.
(7)	The options are subject to time vesting in equal installments over the remaining two-year period on each of January 3, 2015 and 2016.
(8)	The options are subject to time vesting, with the last installment scheduled to vest on March 23, 2015. These options were issued as replacement options pursuant to Boulder Brands’ option exchange program in 2011.
(9)	The options are subject to time vesting, in equal installments over the remaining two-year period on each of October 8, 2015 and 2016.

(10)	The options are subject to time vesting in equal installments over the remaining two-year period on each of April 2, 2015 and 2016.
(11)	The RSUs are subject to time vesting and are scheduled to vest on December 31, 2015.

Option Exercises and Stock Vested Table

The following table provides information about stock options that were exercised, if any, and RSUs that vested, if any, during 2014.

	Option Awards		RSUs
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)
Stephen B. Hughes			1,250	(1)	$12,763
James B. Leighton			2,500	(2)	$35,900
Christine Sacco
TJ McIntyre
Duane Primozich
Norman Matar

(1)	400 of these shares were withheld by the company to satisfy tax withholding obligations in connection with the settlement, such that Mr. Leighton actually received 850 shares and realized $8,679 on vesting.
(2)	800 of these shares were withheld by the company to satisfy tax withholding obligations in connection with the settlement, such that Mr. Leighton actually received 1,700 shares and realized $24,412 on vesting.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table displays equity compensation plan information as of December 31, 2014. For further information, see Note 11 to the Notes of our consolidated financial statements included in our Form 10-K for the year ended December 31, 2014 under the caption “Item 8—Financial Statements and Supplementary Data.”

	Equity Compensation Plan Information
	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants, and rights*** (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:
Stock options	8,651,468	$8.43	523,452
Restricted stock units*	448,750	n/a	n/a
Equity compensation plans not approved by security holders**	2,993,500	12.23	930,000

Total	12,093,718	$9.40	1,453,452

*	Consists of restricted stock units issued under the Second Amended and Restated Smart Balance, Inc. Stock and Awards Plan. These units have no exercise price.

**	Consists of stock options granted under Boulder Brands’ Amended and Restated Inducement Award Plan and the 2012 Inducement Award Plan, which permits Boulder Brands to award stock options to individuals not previously an employee of Boulder Brands pursuant to Nasdaq Marketplace Rule 4350. Number of Securities remaining available has changed since December 31, 2014 due to additional forfeiture, resulting in 1,020,625 shares remaining available as of March 3, 2015.
***	Applies to stock options only.

Both the Amended and Restated Inducement Award Plan (Prior Inducement Plan) and the 2012 Inducement Award Plan (the “2012 Inducement Plan”) are sponsored by Boulder Brands (a) to promote the long-term growth and financial success of Boulder Brands; (b) to induce and attract outstanding officers and employees; and (c) to increase shareholder value. New awards are no longer granted under the Prior Inducement Plan. For both the Prior Inducement Plan and the 2012 Inducement Plan, an overview of the key provisions includes the following:

•	Provides for grants of nonqualified stock option incentives only for certain individuals who were not previously an employee or director of Boulder Brands or any of Boulder Brands’ subsidiaries, is offered employment (with an inducement award being part of such offer of employment) and subsequently becomes an employee of Boulder Brands or its subsidiaries;

•	Each participant enters into an option award agreement which sets forth the terms of the stock option award. Participation is discretionary, and awards are subject to approval by the Compensation Committee;

•	The Compensation Committee serves as administrator, having the authority to determine who should receive an award, the type and timing of awards, vesting schedules and other terms and conditions of awards, including any forfeiture provisions in the event of the participants separation from service;

•	The Compensation Committee also has the full authority to interpret the provisions of the plan and make all other determinations necessary or advisable for the administration of the plan;

•	The exercise price of each stock option awarded is set forth in the option award agreement for each participant. The exercise price per share must be not less than the fair market value of the common stock on the date of the option grant;

•	Except as otherwise stated in an option award agreement, all non-vested options will vest and become exercisable upon a Change of Control (as that term is defined in the relevant plan), and any

•	Except as otherwise stated in an option award agreement, and subject to the Compensation Committee’s discretion, the options granted under the plan are subject to certain forfeiture provisions in the event the participant incurs a separation from service;

•	The Compensation Committee has authority to fix the term of options, provided that the term may not be longer than ten years.

Potential Payments Upon Termination or a Change-In-Control

Payments Upon a Change of Control

The Company’s standard form of stock option award agreement and standard form of restricted stock unit agreement for those awards outstanding provide that all unvested stock options and restricted stock units will immediately vest upon a change of control (as defined in the Stock Plan and as described below).

In addition, pursuant to the Incentive Program, each of the NEOs would be entitled to receive a payment upon a change of control in respect of his or her bonus under the annual plan and supplemental plan in an amount equal to the greatest of (i) the target bonus as in effect on the termination date, (ii) the actual bonus amount earned by the executive under Boulder Brands’ bonus program for the fiscal year prior to the fiscal year in which the termination occurs and (iii) the actual bonus amount earned by the executive under Boulder Brands’ bonus program for the fiscal year in which the termination occurs, in each case, reduced by the amount paid for the first half of the year, if any. In addition, any bonus opportunity subject to the Prior Year Holdback would immediately be deemed earned and payable. Also pursuant to the Incentive Program, as a participant in the long term program, Mr. Hughes would be entitled to receive the greater of (i) his target bonus amount under the long term program for any performance period in which the change in control occurs; or (ii) his long term bonus for the performance period in which the change of control occurs determined in accordance with how performance is measured under the plan generally for the period beginning at the start of the performance period and ending on the date of the change in control.

Payments Upon Termination

Change of Control Agreements

We have previously entered into a change of control agreement with each of the NEOs. The agreements were revised in August 2008 to better align the agreements with the interests of stockholders and again effective March 27, 2010 to bring these existing agreements into compliance with Sections 162(m) and 409A of the Code. The agreements expire on December 31 of each year (unless a change of control occurs) and automatically renew for successive one-year terms unless either party gives notice of non-renewal within 90 days before the end of the current term. The following describes the compensation that will be payable to our executive officers on termination under these agreements within 24 months following a change of control provided that the executive executes a release of Boulder Brands for claims the executive may have against Boulder Brands or its affiliates.

If we terminate the executive for “cause” or the executive terminates his employment without “good reason,” the executive officer will receive only accrued compensation through the date of termination. If the executive’s employment is terminated due to death or disability, the executive officer will receive accrued compensation through the date of termination plus a specified percentage of base salary and reimbursement for premiums for COBRA coverage for the executive, the executive’s spouse and dependants for a maximum of eighteen months. For 2014, the percentage of base salary to which the executive would be entitled is equal to 100% for Mr. Hughes, 80% for Mr. Leighton, and 50% for Ms. Sacco, Mr. Matar, Mr. Primozich and Mr. McIntyre, which are the annual bonus target percentages that were applicable to each executive when the change in control agreements were executed with each executive officer. The payments described in this paragraph will be paid in a lump sum within 15 days after the later of the executive’s termination or the executive’s separation from service, unless the payment is deferred six months in order to comply with Section 409A of the Code.

If the executive’s employment is terminated for any reason other than as described in the preceding paragraph, the executive will receive (i) accrued compensation through the date of termination; (ii) an amount equal to, in the case of Messrs. Hughes and Leighton, two times the sum of base salary plus a Bonus Amount (as defined below) or, in the case of Ms. Sacco, Mr. Matar, 1.5 times the sum of base salary plus a Bonus Amount or, in the case of Mr. McIntyre and Mr. Primozich, 1.0 times the sum of base salary plus a Bonus Amount; and (iii) reimbursement for premiums for COBRA coverage for the executive, the executive’s spouse and dependants for a maximum of eighteen months. Bonus Amount is defined under the change of control agreements as the greatest of (i) a specified percentage of the executive’s base salary as set forth in the change of control agreement (described in the paragraph above); (ii) the actual bonus amount earned by the executive under Boulder Brands’ bonus program for the fiscal year prior to the fiscal year in which the termination occurs; and (iii) the actual bonus amount earned by the executive under Boulder Brands’ bonus program for the fiscal year in which the termination occurs. The payments described in this paragraph, with the exception of COBRA coverage, will be paid in a lump sum. COBRA coverage will be paid directly by Boulder Brands or Boulder Brands will reimburse the executive over the term of coverage. The executive would also be entitled to such benefits if he were terminated involuntarily (other than for cause) within six months prior to a change of control.

If payments we make in connection with a change of control would be subject to the excise tax on “excess parachute payments” imposed by Section 4999 of the Code, the payments to the executive will be “grossed-up”

to cover excise taxes if they exceed $100,000. This “gross-up” provision has always been included in the change of control agreements, which have not been altered in any material way since 2008.

“Cause” means any of the following, as determined by our board of directors, in its sole discretion: (a) fraud or intentional misrepresentation, (b) embezzlement, misappropriation or conversion of assets or opportunities of Boulder Brands, (c) acts or omissions that are in bad faith or constitute gross negligence or willful or reckless misconduct or (d) conviction, plea of guilty or nolo contendere, or judicial determination of civil liability, based on a federal or state felony or serious criminal or civil offense.

“Good reason” means any one or more of the following conditions, but only if (x) the condition was not consented to by the executive in advance or subsequently ratified by the executive in writing, (y) the condition remains in effect thirty days after the executive gives written notice to the board of directors of the executive’s intention to terminate employment for good reason, which notice specifically identifies such condition and (z) the executive gives the notice referred to in (y) above within ninety days of the initial existence of such condition:

(i)	any material diminution of the executive’s authority, duties or responsibilities;

(ii)	any material diminution in the authority, duties or responsibilities of the officer to whom the executive is required to report, including the requirement that the executive report to a corporate officer or employee rather than to the board of directors;

(iii)	a material diminution of the executive’s base compensation;

(iv)	a material diminution in the budget over which the executive retains authority;

(v)	a material change in the geographic location at which the executive must perform the executive’s duties and responsibilities; and

(vi)	any other action or inaction by Boulder Brands that constitutes a material breach of the change of control agreement or any other agreement pursuant to which the executive provides services to Boulder Brands.

In determining whether the executive has grounds to terminate employment for good reason, the executive’s assertion of the existence of good reason is assumed correct unless Boulder Brands establishes by clear and convincing evidence that good reason does not exist.

“Change of control” means the occurrence of any of the following events with respect to Boulder Brands:

(i)	any person (other than an exempt person) acquires securities of Boulder Brands representing fifty percent or more of the combined voting power of Boulder Brands’ then outstanding voting securities;

(ii)	any person acquires, during the 12-month period ending on the date of the most recent acquisition, securities of Company representing at least thirty percent of Company’s then outstanding voting securities;

(iii)	a majority of the members of the board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the board of directors serving immediately prior to such appointment or election; or

(iv)	any person, during the 12-month period ending on the date of the most recent acquisition, acquires assets of Company having a total gross fair market value equal to or more than forty percent of the total gross fair market value of Company’s assets immediately before such acquisition or acquisitions;

but only if the applicable transaction otherwise constitutes a “change in control event” for purposes of Section 409A of the Code and Treas. Reg. §1.409A-3(i)(5).

Severance Agreements

The Company has also entered into severance agreements with each of the NEOs that provide generally the same benefits in the event of the executive’s termination without “cause” or for “good reason” at any time during the term of the agreement, regardless of whether or not there is a change of control. The severance benefits that the executive will be entitled to receive would include generally (a) a lump sum payment in an amount equal to, in the case of Mr. Hughes and Mr. Leighton, two times the sum of his base salary then in effect plus the Bonus Amount, or, in the case of Ms. Sacco, Mr. Matar, 1.5 times the sum of his or her base salary then in effect plus the Bonus Amount or, in the case of Mr. McIntyre and Mr. Primozich, 1.0 times the sum of his base salary then in effect plus the Bonus Amount, and (b) reimbursement for premiums for COBRA coverage for a maximum of eighteen months. The executive would not generally be entitled to these severance benefits in the event that the executive is entitled to benefits under his change of control agreement (and in no event shall the executive be entitled to severance benefits under both agreements). The definitions of “cause,” “good reason” and “Bonus Amount” are substantially the same in the severance agreements as in the change of control agreements. The severance agreements also provide for the same benefits as the change of control agreements in the case of termination due to death or disability.

Equity Awards

All of the equity awards that are currently unvested provide for accelerated vesting upon the termination of the award holder’s employment as a result of his or her death or disability. In addition, with respect to the RSUs granted to Mr. Matar in 2012 and the RSUs granted to Mr. Leighton in 2014, any unvested RSUs would vest in the event of a termination of employment by Boulder Brands without “cause” or a termination of employment by the executive for “good reason.” The definitions of “cause” and “good reason” are substantially the same as in the change of control agreements.

The following table illustrates the additional compensation that we estimate would be payable to each of our NEOs on termination of employment under each of the circumstances described above, assuming the termination occurred on December 31, 2014 and, where applicable, the change of control also occurred on December 31, 2014 at a deal price equal to $11.06 per share, the fair market value of a share of Boulder Brands’ common stock on that date. The amounts shown are estimates and do not necessarily reflect the actual amounts that these individuals would receive:

Name	Base Salary Multiple	Base Salary X Multiple ($)	Bonus Amount X Multiple ($)(1)	Pro-Rata Bonus ($)(2)	COBRA Benefits ($)(3)	Equity Acceleration ($)(4)	Tax Gross- Up ($)(5)	Total ($)
Termination by Company With Cause or by the Executive Without Good Reason:
Stephen B. Hughes	—	—	—	—	—	—	—	—
James B. Leighton	—	—	—	—	—	—	—	—
Christine Sacco	—	—	—	—	—	—	—	—
TJ McIntyre	—	—	—	—	—	—	—	—
Duane Primozich	—	—	—	—	—	—	—	—
Norman Matar	—	—	—	—	—	—	—	—
Death or Disability:
Stephen B. Hughes	—	—	$900,000	—	$30,186	$453,750	—	$1,383,936
James B. Leighton	—	—	$480,000	—	$29,880	$208,972	—	$718,852
Christine Sacco	—	—	$200,000	—	$30,078	$34,861	—	$264,939
TJ McIntyre	—	—	$167,500	—	$22,464	$10,402	—	$200,366
Duane Primozich	—	—	$167,500	—	$22,464	$37,653	—	$227,617
Norman Matar	—	—	$225,000	—	$20,466	$309,547	—	$555,013

Name	Base Salary Multiple		Base Salary X Multiple ($)	Bonus Amount X Multiple ($)(1)	Pro-Rata Bonus ($)(2)	COBRA Benefits ($)(3)	Equity Acceleration ($)(4)	Tax Gross- Up ($)(5)	Total ($)
Termination Without Cause or by the Executive for Good Reason:
Stephen B. Hughes	(2.0x	)	$1,800,000	$1,800,000	$900,000	$30,186	—	—	$4,530,186
James B. Leighton	(2.0x	)	$1,200,000	$960,000	$480,000	$29,880	$208,972	—	$2,878,852
Christine Sacco	(1.5x	)	$600,000	$300,000	$320,000	$30,078	—	—	$1,250,078
TJ McIntyre	(1.0x	)	$335,000	$167,500	$167,500	$22,464	—	—	$692,464
Duane Primozich	(1.0x	)	$335,000	$167,500	$167,500	$22,464	—	—	$692,464
Norman Matar	(1.5x	)	$675,000	$337,500	$360,000	$20,466	$128,047	—	$1,521,013
Termination without Cause or by the Executive for Good Reason in connection with a Change in Control:
Stephen B. Hughes	(2.0x	)	$1,800,000	$1,800,000	$900,000	$30,186	$453,750	—	$7,983,936
James B. Leighton	(2.0x	)	$1,200,000	$960,000	$480,000	$29,880	$208,972	$1,022,950	$3,905,464
Christine Sacco	(1.5x	)	$600,000	$300,000	$320,000	$30,078	$34,861	—	$1,284,939
TJ McIntyre	(1.0x	)	$335,000	$167,500	$167,500	$22,464	$10,402	—	$702,866
Duane Primozich	(1.0x	)	$335,000	$167,500	$167,500	$22,464	$37,653	—	$730,117
Norman Matar	(1.5x	)	$675,000	$337,500	$360,000	$20,466	$309,547	—	$1,702,513

(1)	The Bonus Amount for each executive as of December 31, 2014 is the product of the relevant percentage of the executive’s base salary as applicable to his or her severance or change in control agreement, as relevant, and such executive’s annual base salary as of December 31, 2014.
(2)	Assuming a change of control occurred on December 31, 2014, pursuant to the terms of the Incentive Program, each of the NEOs would have received his or her full 2014 target bonus.
(3)	Assuming the COBRA benefits continue for a period of 18 months following December 31, 2014.
(4)	Values attributable to the acceleration of unvested options and RSUs based on a share price of $11.06.
(5)	Values based on calculations pursuant to guidance for section 280G of the Code based on the assumptions set forth above.

Director Compensation for 2014

For 2014, we paid the following fees to our non-employee directors: (i) an annual retainer of $60,000 to each of our non-employee directors; (ii) an additional annual retainer of $15,000 to the non-employee directors who chair our compensation, finance and governance committees and an additional annual retainer of $25,000 to the chairman of our audit committee; (iii) an additional $35,000 to our lead director; and (iv) an annual retainer of $10,000 for members (other than the chairman) of the compensation, finance, and audit committees and an annual retainer of $7,500 for members (other than the chairman) of the governance committee. All retainer fees are pro-rated for non-employee directors serving less than an entire year.

The following table summarizes the compensation paid to our directors in 2014. Please refer to the preceding tables for compensation paid to our executive officers who are also directors as of the end of the 2014.

Name	Fees Paid in Cash ($)	RSU Awards ($)(1)	All Other Compensation ($)	Total ($)
Benjamin D. Chereskin	$87,278	$147,200	—	$234,478
R. Dean Hollis	$112,500	$147,200	—	$259,700
Gerald J. “Bud” Laber	$102,500	$147,200	—	$249,700
James E. Lewis	$95,000	$147,200	—	$242,200
Thomas K. McInerney	$95,000	$147,200	—	$242,200

(1)	The amounts represent the grant date fair value for each RSU granted on 9/17/14 with respect to Mr. Chereskin, Mr. Hollis, Mr. Laber, Mr. Lewis and Mr. McInerney, calculated in each case in accordance with FASB ASC Topic 718. The grant date fair values have been determined based on the assumptions and methodologies set forth in the consolidated financial statements included in Boulder Brands’ annual report on Form 10-K (Note 11, Stock-Based Compensation).

The following table shows the number of stock options and RSUs held by each director (other than Mr. Hughes and Mr. Leighton) as of December 31, 2014:

	Option Awards					RSU Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of RSUs		Market Value of RSUs
Benjamin D. Chereskin						10,000	(1)	$110,600
	—	—	—	—	—	7,500	(2)	$82,950
R. Dean Hollis						10,000	(1)	$110,600
	—	—	—	—	—	7,500	(3)	$82,950
	—	—	—	—	—	5,000	(4)	$55,300
	—	—	—	—	—	6,250	(5)	$69,125
Gerald J. “Bud” Laber	45,000	0	—	$7.69	8/07/18	—		—
	90,000	0	—	$9.85	5/21/17	—		—
						10,000	(1)	$110,600
						7,500	(3)	$82,950
	—	—	—	—	—	5,000	(4)	$55,300
	—	—	—	—	—	1,250	(5)	$13,825
James E. Lewis	45,000	0	—	$7.69	8/07/18	—		—
	90,000	0	—	$9.85	5/21/17	—		—
						10,000	(1)	$110,600
	—	—	—	—	—	7,500	(3)	$82,950
	—	—	—	—	—	5,000	(4)	$55,300
	—	—	—	—	—	1,250	(5)	$13,825
Thomas K. McInerney						10,000	(1)	$110,600
	—	—	—	—	—	7,500	(3)	$82,950
	—	—	—	—	—	5,000	(4)	$55,300
	—	—	—	—	—	6,250	(5)	$69,125

(1)	The RSUs are subject to time vesting in four equal installments over the remaining four-year period on each of September 17, 2015, 2016, 2017 and 2018.
(2)	The RSUs are subject to time vesting in three equal installments on each of October 7, 2015, 2016 and 2017.
(3)	The RSUs are subject to time vesting in three equal installments on each of September 23, 2015, 2016 and 2017.
(4)	The RSUs are subject to time vesting in two equal installments over the remaining two-year period on each of June 28, 2015 and 2016.
(5)	The RSUs are subject to time vesting with the remaining installment vesting on September 28, 2015.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Executive officers, directors and certain persons who own more than 10% of the outstanding shares of our common stock are required by Section 16(a) of the Exchange Act and related regulations to file reports of their ownership of common stock with the SEC and to furnish us with copies of the reports. Based upon our review of these reports filed in 2014, Boulder Brands believes that Messrs. Chereskin, Hollis, Laber, Lewis, and McInerney each unintentionally made one Form 4 filing after the required deadline in connection with a grant of restricted stock units made in September 2014.

CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Policies and Procedures of the Audit Committee

The Audit Committee has adopted written policies and procedures to review and approve or ratify related party transactions involving Boulder Brands. For purposes of this policy, a related party transaction is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) involving Boulder Brands, any of its executive officers, directors, or 5% or more stockholders or any of their immediate family members in which the aggregate amount involved (including any interest payable with respect to indebtedness) will or may be expected to exceed $120,000 (except that there is no $120,000 threshold for members of the Audit Committee).

Under the policy, any potential related party transaction is to be reviewed by the chair of the Audit Committee, or his designee, to determine whether the potential transaction is a related party transaction that is required to be approved or ratified by the Audit Committee. The Audit Committee will review all related party transactions and approve or disapprove such transaction. In determining whether to approve or ratify a related party transaction, the Audit Committee shall consider:

•	whether the transaction is on terms no less favorable to Boulder Brands than terms generally available from an unrelated third party;

•	the extent of the related party’s interest in the transaction;

•	in the case of a transaction involving an executive officer or director, whether the transaction would interfere with the performance of the officer’s or director’s duties to Boulder Brands;

•	in the case of a transaction involving a non-employee director, whether the transaction would disqualify the director from being deemed independent or serving on the Audit Committee, Compensation Committee or other committee of the Board of Directors; and

•	such other factors that the Audit Committee deems appropriate under the circumstances.

Any director who is a related person with respect to a transaction under review may not participate in the discussion or approval of the transaction, other than providing all material information concerning the transaction. A copy of the related party transaction policies and procedures is available on our website at www.boulderbrands.com.

Transactions with Related Persons

In accordance with the requirements of Item 404 of Regulation S-K, in 2014, the following transactions have been identified as related person transactions, and were approved by the Audit Committee in accordance with the policies described above:

•	Caroline Hughes, the daughter of Boulder Brands’ former Chief Executive Officer, Stephen Hughes, was employed by Boulder Brands as our Director of Corporate Communications, reporting to our Senior Vice President for People, Marie Gambon. During 2014, she received total cash compensation of $99,614. For 2015, Ms. Hughes’ base salary was $91,800 and she was be eligible to receive a bonus of up to 30% of her base salary. She also held an option to purchase 15,000 shares of our common stock, subject to time-based vesting conditions. Henry Hughes, the son of Stephen Hughes, is employed by Boulder Brands as a Marketing Manager, and in 2014 was reporting to the Executive Vice President and General Manager of Natural Brands, TJ McIntyre. During 2014, he received total cash compensation of $92,485. For 2015, Mr. Hughes annual base salary is $86,700 and he will be eligible to receive a bonus up to 25% of his base salary. He also holds an option to purchase 12,500 shares of our common stock, subject to time-based vesting conditions.

•	Stephen Feldhaus, the brother-in-law of Stephen Hughes, Boulder Brands’ former Chief Executive Officer, has been engaged by Boulder Brands through an agreement with Feldhaus Law Group, P.C. to administer Boulder Brands’ wealth management program for certain officers and key employees. Under the arrangement between Boulder Brands and Mr. Feldhaus, Mr. Feldhaus received $135,000 in 2014 for this service, and reports to our Senior Vice President for People, Marie Gambon.

Compensation Committee Interlocks and Insider Participation

Benjamin D. Chereskin, Gerald J “Bud” Laber, James E. Lewis and Thomas K. McInerney served as members of Boulder Brands’ Compensation Committee during 2014. No current member of the Compensation Committee is a current or former executive officer or employee of Boulder Brands (nor was any member of the Compensation Committee a current or former executive officer or employee of Boulder Brands while serving in such role), and no current member of the Compensation Committee had any relationships requiring disclosure by Boulder Brands under the SEC’s rules requiring disclosure of certain related-party transactions. None of Boulder Brands’ executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, an executive officer of which served as a director or member of Boulder Brands’ Compensation Committee during 2014.

AUDIT COMMITTEE REPORT

Management is responsible for our internal controls and financial reporting process. Our independent accountants for 2014, E&Y, are responsible for performing an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing their report. The audit committee’s responsibility is to monitor and oversee these processes.

In connection with these responsibilities, the audit committee met with management and the independent accountants to review and discuss the financial statements for the year ended December 31, 2014. The audit committee also discussed with the independent accountants the matters required by Statement on Auditing Standards No. 61, as amended. The audit committee also received written disclosures from the independent accountants mandated by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence, and the audit committee discussed with the independent accountants that firm’s independence.

Based upon the audit committee’s discussions with management and the independent accountants, and the audit committee’s review of the representations of management and the independent accountants, the audit committee recommended that the board of directors include Boulder Brands’ audited financial statements in its annual report on Form 10-K for the year ended December 31, 2014 filed with the Securities and Exchange Commission.

Sincerely,

Gerald J. Laber, Chairman

James E. Lewis

R. Dean Hollis

ANNEX II - FAIRNESS OPINION

November 24, 2015

Board of Directors

Boulder Brands, Inc.

1600 Pearl Street, Suite 300

Boulder, Colorado 80302

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than Pinnacle Foods Inc. (“Pinnacle”) and its affiliates) (the “Stockholders”) of the outstanding shares of common stock (the “Common Stock”), $0.0001 par value per share, of Boulder Brands, Inc. (the “Company”) of the Consideration (as defined below) to be paid to the Stockholders pursuant to the Agreement and Plan of Merger dated as of November 24, 2015 (the “Merger Agreement”) by and among Pinnacle, Slope Acquisition Inc., a wholly-owned subsidiary of Pinnacle (“Merger Sub”) and the Company.

Pursuant to the terms of and subject to the conditions set forth in the Merger Agreement, we understand the following will occur (collectively, the “Transaction”):

a)	Merger Sub will commence a tender for all the Common Stock (the “Tender Offer”) pursuant to which Merger Sub will pay $11.00 in cash per share of Common Stock accepted (the “Consideration”); and

b)

Following the completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Common Stock (other than excluded and dissenting shares), will be converted into the right to receive the Consideration.

We are familiar with the Company, having provided certain investment banking services to the Company from time to time for which we have received customary compensation, including acting as advisor to the Company in connection with its consideration of certain strategic business alternatives in 2015. We have acted as the Company’s financial advisor in connection with the Transaction and have participated in certain of the negotiations leading to the Transaction. We expect to receive fees for our services in connection with the Transaction, a portion of which is contingent upon the consummation of the Transaction.

In connection with our review of the proposed Transaction and the preparation of our opinion herein, we have examined: (a) the Merger Agreement; (b) certain audited historical financial statements of the Company for the two years ended December 31, 2014; (c) the unaudited financial statements of the

William Blair & Company, L.L.C. 222 West Adams Street Chicago, Illinois 60606
+1 312 236 1600 tel

Company for the nine months ended September 30, 2015; (d) certain internal business, operating and financial information and forecasts of the Company as prepared by the senior management of the Company (the “Forecasts”), and sensitivities prepared at the direction of and approved by the board of directors of the Company relating thereto (the “Sensitivities”); (e) information regarding publicly available terms of certain other transactions we deemed relevant; (f) information regarding certain publicly traded companies we deemed relevant; (g) current and historical market prices and trading volumes of the common stock of the Company; and (h) certain other publicly available information on the Company. We have also held discussions with members of the senior management of the Company to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant. In connection with our engagement, we were requested to approach, and held discussions with, third parties to solicit indications of interest in a possible acquisition of the Company.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion including without limitation the Forecasts. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company or Pinnacle. We have been advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company, and at the direction of the board of directors of the Company have also applied the Sensitivities to the Forecasts. In that regard, we have assumed, with your consent, that, (i) the Forecasts will be achieved in the amounts and at the times contemplated thereby, taking into account the application of the Sensitivities, and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company’s financial statements or other information made available to us. We express no opinion with respect to the Forecasts, the Sensitivities or the estimates and judgments on which they are based. We did not consider and express no opinion as to the amount or nature of the compensation to any of the Company’s officers, directors or employees (or any class of such persons) relative to the compensation to other stockholders. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have relied as to all legal matters on advice of counsel to the Company, and have assumed that the Transaction will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company.

William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company or Pinnacle for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities.

Our investment banking services and our opinion were provided for the use and benefit of the board of directors of the Company in connection with its consideration of the Transaction. Our opinion is limited to the fairness, from a financial point of view, to the Stockholders (other than Pinnacle and its affiliates) of the Consideration on the date hereof and we do not address the merits of the underlying decision by the Company to engage in the Transaction or any view on another term or aspect of the Merger Agreement. This opinion does not constitute a recommendation to any Stockholder as to how such Stockholder should act with respect to the proposed Tender Offer or vote with respect to the proposed Merger. It is understood that this letter may not be disclosed or otherwise referred to without prior written consent, except that the opinion may be included in its entirety in a filing made by the Company and mailed to the Stockholders by the Company with respect to the Tender Offer or a proxy statement mailed to the stockholders by the Company with respect to the Merger. This opinion has been reviewed and approved by our Fairness Opinion Committee.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Consideration is fair, from a financial point of view, to the Stockholders (other than Pinnacle and its affiliates).

Very truly yours,

/s/ William Blair & Company, L.L.C.
WILLIAM BLAIR & COMPANY, L.L.C.

ANNEX III - SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW—RIGHTS OF APPRAISAL

Appraisal Rights.

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the

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procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than

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20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

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(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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